# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 07, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __      **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __      **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __      **No X**

Enclosure: Press release      **ANGLOGOLD ASHANTI RESULTS FOR THE QUARTER ENDED MARCH 31, 2010 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)**



# Report
## for the quarter ended 31 March 2010

**Group results for the quarter….**

❖ Gold production of 1.08Moz, ahead of guidance
❖ Total cash costs of $619/oz, 6% better than guidance
❖ Adjusted headline earnings of $61m recorded for the quarter
❖ Cripple Creek & Victor improvement continues; Brasil Mineraçáo continues to deliver strong cost performance
❖ TauTona restarted successfully in January after shaft inspection and repair
❖ Geita continues turnaround progress with strong production performance
❖ Uranium production of 313,000lbs is above target with stock levels at 1Mlbs
❖ Hedge book commitments further reduced by 350,000oz to 3.55Moz

**Events post quarter-end…**

❖ Achieved investment-grade international credit ratings from S&P and Moody's
❖ Further restructured the balance sheet with longer-term debt package
❖ Issued $1bn rated bonds comprising $300m 30-year notes, $700m 10-year notes
❖ Raised $1bn unsecured credit facility from a 16-bank syndicate

| | | Quarter ended Mar 2010 | ended Dec 2009 | ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | ended Dec 2009 | ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|---|
| | | | SA rand / Metric | | | | US dollar / Imperial | | |
| **Operating review** | | | | | | | | | |
| Gold | | | | | | | | | |
|   Produced | - kg / oz (000) | 33,574 | 36,767 | 34,306 | 143,049 | 1,079 | 1,182 | 1,103 | 4,599 |
|   Price received [1] | - R/kg / $/oz | 244,873 | 247,985 | 273,103 | 201,805 | 1,015 | 1,029 | 858 | 751 |
|   Price received excluding hedge buy-back costs [1] | - R/kg / $/oz | 244,873 | 247,985 | 273,109 | 246,048 | 1,015 | 1,029 | 858 | 925 |
|   Total cash costs | - R/kg / $/oz | 149,431 | 143,596 | 141,552 | 136,595 | 619 | 598 | 445 | 514 |
|   Total production costs | - R/kg / $/oz | 190,374 | 178,739 | 180,751 | 171,795 | 789 | 743 | 568 | 646 |
| | | | | | | | | | |
| **Financial review** | | | | | | | | | |
| Adjusted gross profit [2] | - Rm / $m | 1,638 | 2,521 | 2,764 | 3,686 | 218 | 337 | 279 | 412 |
| Adjusted gross profit excluding hedge buy-back costs [2] | - Rm / $m | 1,638 | 2,521 | 2,764 | 10,001 | 218 | 337 | 279 | 1,208 |
| Profit (loss) attributable to equity shareholders | - Rm / $m | 1,150 | 3,179 | 1 | (2,762) | 157 | 424 | - | (320) |
| | - cents/share | 313 | 867 | - | (765) | 43 | 116 | - | (89) |
| Adjusted headline earnings (loss) [3] | - Rm / $m | 463 | 1,706 | 1,482 | (211) | 61 | 228 | 150 | (50) |
| | - cents/share | 126 | 466 | 414 | (58) | 17 | 62 | 42 | (14) |
| Adjusted headline earnings excluding hedge buy-back costs [3] | - Rm / $m | 463 | 1,706 | 1,482 | 5,795 | 61 | 228 | 150 | 708 |
| | - cents/share | 126 | 466 | 414 | 1,604 | 17 | 62 | 42 | 196 |
| Cash flow from operating activities excluding hedge buy-back costs | - Rm / $m | 1,326 | 3,610 | 2,427 | 10,096 | 179 | 465 | 243 | 1,299 |
| Capital expenditure | - Rm / $m | 1,283 | 2,275 | 2,381 | 8,726 | 171 | 293 | 241 | 1,027 |

***Notes:***
    *1.  Refer to note C "Non-GAAP disclosure" for the definition.*
    *2.  Refer to note B "Non-GAAP disclosure" for the definition.*
    *3.  Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.          *Rounding of figures may result in computational discrepancies.*

ANGLOGOLD ASHANTI

# Quarter 1 2010



**Russia**
Veduga

**Canada**

**USA**
Cripple Creek & Victor

**Mali**
Morila
Sadiola
Yatela

**Guinea**
Siguiri

**Colombia**
La Colosa
Quebradona
Gramalote

**Ghana**
Iduapriem
Obuasi

**Gabon**

**Brazil**
Serra Grande
Brasil Mineração

**DRC**
Mongbwalu
Kibali

**Namibia**
Navachab

**Argentina**
Cerro Vanguardia

**China**
Yili Yunglong
Jinchanggou

**Philippines**
Mapawa Area

**Saudi Arabia**
**Eritrea**
**Egypt**

**Tanzania**
Geita

**South Africa**

**Vaal River**
Great Noligwa
Kopanang
Maob Khotsong
Tau Lekoa
Surface Operations

**West Wits**
Mponeng
Savuka
TauTona

**Australia**
Sunrise Dam
Tropicana

**New Zealand**

**Solomon Islands**

Operations
Exploration
New exploration

Locations on maps are for indication purposes only.

Locations on maps are for indication purposes only.



# Operations **at a glance**
## for the quarter ended 31 March 2010

| | Production | | Total cash costs | | Adjusted gross profit (loss) [1] | |
|---|---|---|---|---|---|---|
| | oz (000) | % Variance [2] | $/oz | % Variance [2] | $m | $m Variance [2] |
| **SOUTH AFRICA** | **384** | (11) | **626** | 10 | **51** | (67) |
| Great Noligwa | **29** | (15) | **946** | (7) | **(8)** | - |
| Kopanang | **70** | (31) | **585** | 46 | **11** | (35) |
| Moab Khotsong | **63** | (14) | **574** | 17 | **1** | (12) |
| Tau Lekoa | **27** | (21) | **904** | 23 | **2** | (8) |
| Mponeng | **115** | (9) | **440** | 11 | **45** | (25) |
| Savuka | **1** | (50) | **6,263** | 54 | **(11)** | (3) |
| TauTona | **44** | 76 | **779** | (46) | **(4)** | 21 |
| Surface Operations | **34** | (6) | **518** | 13 | **15** | (4) |
| | | | | | | |
| **CONTINENTAL AFRICA** | **374** | (11) | **630** | (6) | **104** | (19) |
| **Ghana** | | | | | | |
| Iduapriem | **20** | (63) | **791** | 54 | **2** | (24) |
| Obuasi | **98** | 1 | **559** | (1) | **30** | 4 |
| **Guinea** | | | | | | |
| Siguiri - Attributable 85% | **73** | (5) | **567** | (11) | **25** | (5) |
| **Mali** | | | | | | |
| Morila - Attributable 40% [3] | **25** | (19) | **619** | (6) | **11** | (2) |
| Sadiola - Attributable 41% [3,4] | **30** | (6) | **569** | (11) | **15** | 3 |
| Yatela - Attributable 40% [3] | **27** | (4) | **474** | 24 | **16** | (1) |
| **Namibia** | | | | | | |
| Navachab | **18** | 6 | **656** | (10) | **4** | (1) |
| **Tanzania** | | | | | | |
| Geita | **84** | 4 | **828** | (22) | **1** | 14 |
| Non-controlling interests, exploration and other | | | | | **-** | (7) |
| | | | | | | |
| **AUSTRALASIA** | **114** | 7 | **931** | 8 | **(3)** | (11) |
| **Australia** | | | | | | |
| Sunrise Dam | **114** | 7 | **900** | 8 | **1** | (10) |
| Exploration and other | | | | | **(4)** | (1) |
| | | | | | | |
| **AMERICAS** | **207** | (8) | **398** | 3 | **103** | (17) |
| **Argentina** | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | **47** | - | **390** | 15 | **19** | - |
| **Brazil** | | | | | | |
| AngloGold Ashanti Brasil Mineração | **82** | (15) | **369** | (12) | **39** | (7) |
| Serra Grande - Attributable 50% | **20** | (26) | **453** | 34 | **8** | (6) |
| **United States of America** | | | | | | |
| Cripple Creek & Victor | **58** | 4 | **482** | 15 | **27** | (1) |
| Non-controlling interests, exploration and other | | | | | **10** | (3) |
| | | | | | | |
| **OTHER** | | | | | **5** | (6) |
| **Sub-total** | **1,079** | (9) | **619** | 4 | **260** | (120) |
| | | | | | | |
| Less equity accounted investments | | | | | **(42)** | 1 |
| | | | | | | |
| **AngloGold Ashanti** | | | | | **218** | (119) |

[1]  Refer to note B "Non-GAAP disclosure" for the definition.
[2]  Variance March 2010 quarter on December 2009 quarter - increase (decrease).
*Rounding of figures may result in computational discrepancies.*

[3]  Equity accounted joint ventures.
[4]  Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.



# Financial and **Operating Report**

## OVERVIEW FOR THE QUARTER

Production for the seasonally weak first quarter declined by 9% to 1.08Moz from that of the previous quarter. This was, however, ahead of guidance of 1.07Moz.

Total cash costs, which includes a $25/oz charge for deferred stripping, rose 4% to $619/oz, resulting from lower production and inflationary increases. Total cash costs were, however, better than guidance of $660/oz, due to higher than anticipated inventory build-up, lower than expected release of deferred stripping charges and other efficiencies.

## SAFETY

AngloGold Ashanti's focus on safety continued at the start of the year, with January's lost time injury frequency rate (LTIFR) of 4.96 injuries per million hours worked, having been the best achieved in the company's history. The LTIFR for the quarter of 7.02 was little changed from the same period in 2009 but decreased by 7% from the previous quarter. The South African operations lost 18 shifts to safety-related stoppages.

Tragically, three miners were fatally injured during the quarter in separate incidents at Siguiri, Kopanang and Moab Khotsong. Both South African mines had each achieved 1 million fatality free shifts earlier in the quarter, underscoring the significant successes in reducing injury from falls of ground at these deep mines. AngloGold Ashanti's management team analysed the causes of these recent fatalities and is working to put in place measures to prevent any reoccurrence. The Safety Transformation Blueprint, an overarching strategy to help eliminate all workplace injuries, remains on track for implementation in the first half of this year and will assist in realising the next quantum improvement in the overall safety performance.

Sadiola achieved the important milestone of 5 million shifts over a year without a lost time injury, while Cerro Vanguardia went without a lost time injury for 1 million hours worked.

## OPERATING REVIEW

The **South African** operations produced 384,000oz in the first quarter of 2010, at a total cash cost of $626/oz, compared with 431,000oz at $569/oz in the previous quarter. The traditionally slow start to the year, following the annual December break contributed to the decline, as did safety stoppages at Kopanang and lower grades reported at Moab Khotsong, Great Noligwa, Kopanang and Mponeng. TauTona was successfully restarted and contributed 44,000oz after the inspection and rehabilitation of the shaft barrel at the end of last year. The rehabilitation work being carried out at Savuka, to repair damage to the underground infrastructure caused a year ago by a seismic event, continues and is expected to be completed by September 2010.

**Continental Africa's** production decreased to 374,000oz in the first quarter at a total cash cost of $630/oz, from 418,000oz at $668/oz the previous quarter. Iduapriem was the chief contributor to the decline, producing only 20,000oz after the operation was suspended for 10 weeks to increase the overall tailings storage capacity. While output at Obuasi was marginally higher for the quarter, production will be impacted by around 20,000oz to 25,000oz in the second quarter as gold processing is curtailed pending the implementation of a revised water management strategy. Geita continued its turnaround, with the anticipated higher grades from the Nyankanga pit helping to boost production and lower unit costs.

**Australia's** production rose to 114,000oz at a total cash cost of A$1,030/oz ($931/oz), from 107,000oz at A$949/oz ($863/oz) in the prior quarter. Total cash costs were inflated by deferred waste-stripping charges during the quarter of some A$357/oz ($322/oz).



The **Americas** production fell to 207,000oz at a total cash cost of $398/oz during the first quarter, from 226,000oz at $385/oz in the previous quarter. The decline came from a planned reduction in grade from Serra Grande and anticipated lower tonnages from AngloGold Brasil Mineraçáo, which despite this remained the lowest cost producer in the group at $369/oz. Argentina further consolidated its recovery of the past 18 months with steady production of 47,000oz, while Cripple Creek & Victor continued its recovery from leach pad issues that hampered its performance last year, with a 4% increase in production over the quarter to 58,000oz.

### FINANCIAL AND CORPORATE REVIEW

Adjusted headline earnings (excluding accelerated hedge buy-back costs) for the quarter declined to $61m, from $228m in the prior quarter, due largely to: the decreased production in a seasonally weak quarter, particularly when compared with the traditionally strong fourth quarter; the non-recurrence of a $65m foreign exchange gain; higher charges for amortisation and rehabilitation; and higher tax charges due to non-recurring credits and certain tax-free gains recorded in the previous quarter.

Profit attributable to equity shareholders (including fair value movements on the bond and the hedge book) was $157m for the quarter, compared with $424m during the prior period when historical asset impairments at Geita, Obuasi and Iduapriem were reversed. This was partly negated by the net gain on the unrealised non-hedge derivatives.

The average realised gold price for the quarter was $1,015/oz, representing an 8.6% discount to the average spot price of $1,110/oz. Delivery into hedge contracts continued with the removal of a further 350,000oz from the book during the first quarter, leaving total commitments of 3.55Moz at 31 March 2010. The hedge book is expected to reduce by a further 280,000oz by the end of the year, resulting in an average discount to spot gold prices of between 8% and 10%, in line with previous guidance. This assumes a gold price range of $950/oz to $1,250/oz and annual production of between 4.5Moz to 4.7Moz.

Subsequent to the quarter-end, AngloGold Ashanti successfully concluded two legs of a financing package totalling $2bn, to fulfil the company's commitment to refinance its debt facilities that were due to mature in the near term and to extend the overall tenor of its debt. The first leg comprised a four-year, unsecured revolving credit facility with a syndicate of 16 banks at an interest rate of 175 basis points above the London Interbank Offered Rate. After receiving investment grade ratings from Moody's Investors Service and Standard & Poor, AngloGold Ashanti completed a $1bn bond issue in April. The issue, which was more than six times oversubscribed, comprised: $700m of 10-year notes carrying a coupon of 5.375%, at a premium of 165 basis points above United States treasury bills of equivalent maturity; and $300m of 30-year notes with a coupon of 6.5%, or 200 basis points above the relevant treasury bills. This outcome is to be welcomed in that it removes refinancing risk and serves to match AngloGold Ashanti's debt to the long-life nature of its portfolio.

The proceeds from the bond will be used to extinguish and cancel: the $500m term facility from Standard Chartered, of which half was drawn at the quarter-end; and the $1.15bn revolving credit facility which matures in December 2010, of which $710m was drawn at the end of the first quarter. The cancellation of these debt facilities will result in a once off $8m charge (accelerated amortisation of fees) to the income statement in the second quarter.

### EXPLORATION

Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $48m ($17m on brownfields exploration, $17m on greenfields exploration and $14m on pre-feasibility studies), compared with $71m ($29m on brownfields, $25m on greenfields and $17m on pre-feasibility studies) in the previous quarter.  A total of 39,280m was drilled during the quarter at existing priority targets so as to delineate new targets across the company's property holdings. Work on the feasibility study for the Tropicana project continued according to schedule, while further drilling on the nearby Boston Shaker showed potential for an additional open-pit and Havana Deeps showed underground mining



potential. Additional expenditure of A$9m was approved to accelerate drilling on both deposits, increasing the Tropicana JV exploration budget for 2010 to A$25m.

In Colombia, where final permissions are awaited for the resumption of drilling at the La Colosa project, exploration was undertaken on two other prospects. Elsewhere in the Americas, where AngloGold Ashanti has 50,000km$^2$ of exploration tenements in the most prospective gold territories and new frontiers, exploration efforts were focused on new targets which were identified in Brazil, Argentina and Canada.

A 50,000m drilling campaign, expected to commence during the June quarter, is planned for AngloGold Ashanti's landholdings in the Democratic Republic of the Congo following the successful conclusion of negotiations with the state-owned gold company. A pre-feasibility study is currently underway at the Mongbwalu concession and is expected to be completed within a year.

## OUTLOOK

AngloGold Ashanti's production and total cash cost guidance for the full year 2010 are both unchanged at 4.5Moz to 4.7Moz at a total cash cost of $590/oz to $615/oz. This assumes an average exchange rate of R7.70/$ and an oil price of $75/barrel.

Our press release dated 30 March 2010 flagged that second quarter production from Ghana will be 20,000 to 25,000 ounces lower, for reasons stated previously. In addition, Sunrise Dam will have a planned drop in quarterly production in the second quarter, but remains on track for the full year's target. We are therefore guiding second quarter's production at similar levels recorded in the first quarter, i.e. 1.079Moz at a total cash cost of $650/oz at a rand exchange rate of R7.40/$ for the quarter.

## OPERATING RESULTS FOR THE QUARTER

### SOUTH AFRICA

**Great Noligwa's** gold production declined by 13% from the previous quarter to 908kg (29,000oz), due mainly to planned downscaling of the operation; lower grades mined caused by the replacement of panels affected by seismicity; and a shaft incident which resulted in a three-day stoppage. The lower production is in line with a downscaling strategy designed to return the mine to profitability in 2010. Total cash costs fell 6% to R228,300/kg ($946/oz), mainly because of this initiative. The adjusted gross loss of R58m ($8m) was 4% higher than the previous quarter.

The LTIFR deteriorated to 14.84 (11.54).

**Kopanang's** gold production declined by 31% to 2,183kg (70,000oz), the result of lower volumes mined due in part to safety related stoppages. Grades were also 20% lower because of decreased mining values. As a result, total cash costs rose by 47% to R141,068/kg ($585/oz), while adjusted gross profit declined to R81m ($11m), compared with R345m ($46m) in the prior quarter.

The LTIFR improved to 9.45 (13.34). The mine had one fatality during the quarter.

**Moab Khotsong's** production declined by 13% to 1,956kg (63,000oz), primarily caused by a five-day safety-related stoppage following a fatal accident during the quarter. Grade was 3% lower at 8.58g/t with the mining of lower grade areas. Total cash costs rose by 18% to R138,531/kg ($574/oz) because of the lower output, combined with an increased labour complement transferred from Great Noligwa. Adjusted gross profit decreased to R7m ($1m), compared with R94m ($13m) in the previous quarter.

The LTIFR improved to 15.39 (16.05). The mine reported one fatality during the quarter.

**Tau Lekoa's** production declined by 20% to 833kg (27,000oz), in line with a planned reduction in volume mined as well as lower grade caused by lock-up in the plant. Total cash costs increased by 24% to R218,156/kg ($904/oz). Adjusted gross profit was R18m ($2m), compared with R78m ($10m) in the previous quarter.

The LTIFR deteriorated to 26.48 (16.10).



**Mponeng's** production decreased by 9% to 3,584kg (115,000oz), impacted primarily by reduced vamping and a 6% drop in yield caused by dilution from increased stoping widths. Consequently, total cash costs increased by 11% to R106,198/kg ($440/oz). Adjusted gross profit was R342m ($45m), compared with R524m ($70m) in the previous quarter.

LTIFR deteriorated to 14.16 (11.16).

**Savuka's** production remained constrained at 43kg (1,000oz) following a series of seismic events that occurred close to the shaft infrastructure on 22 May 2009. Rehabilitation work is progressing slower than anticipated and return to normal production levels is anticipated in the second half of 2010. The adjusted gross loss widened to R84m ($11m), compared with R63m ($8m) in the previous quarter.

The LTIFR deteriorated to 4.05 (3.93).

**TauTona's** production nearly doubled to 1,383kg (44,000oz) as normal mining operations resumed following the suspension of underground operations during the previous quarter to repair and inspect steelwork along the shaft barrel. Consequently, total cash costs decreased to R188,082/kg ($779/oz). The adjusted gross loss narrowed to R32m ($4m), compared to a loss of R186m ($25m) in the previous quarter.

The LTIFR deteriorated to 14.65 (6.37).

**Surface Operations** production decreased by 6% to 1,058kg (34,000oz), due mainly to a 6% drop in grade from waste-rock, resulting in a 14% increase in total cash costs to R125,192/kg ($518/oz). Initiatives to upgrade areas being reclaimed are under investigation. Adjusted gross profit was down 21% to R114m ($15m), compared with R145m ($19m) in the previous quarter.

The LTIFR improved to 0.00 (2.24).

## CONTINENTAL AFRICA

### GHANA

**Iduapriem's** production decreased by 63% to 20,000oz as a result of the temporary suspension of operations following a decision taken jointly with the Ghana Environmental Protection Agency and the company to upgrade the existing tailings storage facility. Total cash costs rose by 54% to $791/oz and adjusted gross profit decreased to $2m from $26m in the previous quarter.

The LTIFR deteriorated to 0.83 (0.00).

**Obuasi's** production rose by 1% to 98,000oz as a result of further improvements in grade-control management. Total cash costs dropped 1% to $559/oz as a result of the higher grades mined, but was partly offset by lower throughput due to a temporary plant shutdown to implement a revised water management strategy. Adjusted gross profit increased to $30m, 15% better than the prior quarter.

The LTIFR improved to 1.31 (2.41).

### REPUBLIC OF GUINEA

**Siguiri's** production (85% attributable) declined by 5% to 73,000oz as a result of marginally lower tonnage throughput and a 2% decrease in recovered grade. Total cash costs fell 11% to $567/oz due to lower royalty expenditure related to timing of gold sales and lower waste-stripping costs. Adjusted gross profit decreased to $25m from $30m in the previous quarter.

The LTIFR deteriorated to 1.30 (0.65).  The mine had one fatality during the quarter.



## MALI

**Morila's** production (40% attributable) declined by 19% to 25,000oz as a result of an 8% decrease in tonnage throughput and a 12% fall in recovered grade. Total cash costs decreased by 6% to $619/oz due to the lower tonnage throughput that resulted in a decrease in fuel and consumable stores usage, together with a lower stockpile depletion expense. Adjusted gross profit decreased to $11m from $13m in the previous quarter.

LTIFR was 0.00 (0.00).

**Sadiola's** production (41% attributable) declined by 6% to 30,000oz as a result of a planned 6% decrease in tonnage throughput. Total cash costs were 11% lower at $569/oz, as a result of the weaker local currency, together with lower reagent and engineering stores costs. Adjusted gross profit increased to $15m from $12m in the previous quarter.

The LTIFR deteriorated to 0.75 (0.00).

**Yatela's** production (40% attributable) decreased by 4% to 27,000oz, resulting mainly from a decrease in tonnage stacked. Total cash costs increased by 24% to $474/oz as a result of higher mining costs to access new sources of ore, partially offset by the weakening of the local operating currency. Adjusted gross profit decreased to $16m from $17m in the previous quarter.

The LTIFR deteriorated to 3.42 (0.00).

## NAMIBIA

**Navachab's** production rose by 6% to 18,000oz as a result of an improvement in recovered grade. Total cash costs dropped by 10% to $656/oz due to the higher grade ore treated and a decrease in waste mining volumes. Adjusted gross profit decreased by $1m to $4m as a result of a higher amortisation expense for the quarter.

The LTIFR improved to 2.52 (2.62).

## TANZANIA

**Geita's** production increased by 4% to 84,000oz due to an increase in recovered grade. Total cash costs declined by 22% to $828/oz as AngloGold Ashanti's Project ONE business improvement intervention began to deliver results, coupled with lower deferred stripping charges and certain once-off credits. Reagent and power consumption were reduced after implementing the new blending strategy, improved process controls and reducing process variation. Plant and heavy mobile equipment maintenance costs were also reduced. Adjusted gross profit increased to $1m from a loss of $13m recorded in the previous quarter.

The LTIFR was 0.00 (0.00).

## AUSTRALASIA

## AUSTRALIA

**Sunrise Dam's** gold production increased by 7% to 114,000oz. Total cash costs increased 8% to A$995/oz ($900/oz), primarily due to the impact of deferred stripping costs which accounted for 32% of the total cash costs. Adjusted gross profit was A$1m ($1m), compared with A$12m ($11m) in the previous quarter, because of deferred stripping and inventory movements.

With one LTI in the quarter, the LTIFR was 2.34 (0.00).



## AMERICAS

### ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production remained unchanged at 47,000oz whilst silver production increased as planned by 19% to 695,000oz. Total cash costs at $390/oz reflects the higher cost of salaries, explosives and professional services, all partially offset by an increase in silver by-product credits. Adjusted gross profit at $19m was similar to the previous quarter.

The LTIFR was 0.00 (0.00).

### BRAZIL

**AngloGold Ashanti Brasil Mineração's** production declined by 15% to 82,000oz, as a result of a planned reduction in tonnages. Total cash costs fell 12% to $369/oz, due to a weaker real, higher acid by-product credits and lower services and power supply costs. Adjusted gross profit declined to $39m from $46m in the previous quarter, reflecting lower gold sales and received prices.

The LTIFR deteriorated to 1.15 (1.14).

At **Serra Grande** (50% attributable), production declined 26% to 20,000oz reflecting a planned drop in grade and treated tonnage. Total cash costs rose 34% to $453/oz, reflecting lower production, as well as higher maintenance costs and stockpile movements. Adjusted gross profit was $8m, compared to $14m of the previous quarter.

The LTIFR was 0.00 (0.00).

### UNITED STATES OF AMERICA

**Cripple Creek & Victor's** gold production increased by 4% to 58,000oz, due in large part to the `hi-low' stacking plan which placed higher grade ore closer to the liner in the old load-out-bin area and the lower grade ore higher on the pad, further from the liner. The addition of lime improved pad chemistry, which resulted in increased production. Total cash costs increased by 15% to $482/oz, due to fewer costs deferred to inventory. Adjusted gross profit was $27m, compared with $28m in the prior quarter.

The LTIFR was unchanged at 3.80.

Notes:

- All references to price received include realised non-hedge derivatives.
- All references to adjusted gross profit (loss) refers to gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts.
- In the case of joint venture and operations with non-controlling interests, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.



# Review of the Gold Market

## 1. GOLD PRICE MOVEMENT AND INVESTMENT MARKETS

### 1.1. Gold price data

Gold traded in a relatively tight range of $90/oz during the first quarter of the year, compared with $218/oz the previous quarter. The price averaged 1% higher during the period at $1,110/oz. The price held convincingly above $1,000/oz, reflecting broad investor satisfaction despite lingering uncertainty on the prognosis for the global economy and financial markets.

The inverse correlation of the gold price and the US dollar remained largely intact and late January saw a stronger dollar exert downward pressure on the gold price. The dollar rallied in response to increased reserve requirements announced by the Chinese, followed by the Reserve Bank of India. Both highlighted the fragility of any global recovery.

Growing doubt over sovereign stability, most notably that of Greece, and the ability of certain countries to fund or refinance significant debt obligations approaching maturity, added impetus to the dollar's gains. Greece is not alone. Other European nations holding large tranches of maturing debt are also likely to face refinancing headwinds, placing further strain on the euro and ensured a stronger dollar than might have been expected.

Nevertheless, the gold price has remained steady, trading comfortably above $1,000/oz. The picture is decidedly more bullish in Europe, where the continued economic turmoil has pushed bullion to historic highs in euro terms. This further reflects the metal's true performance as a financial asset.

Gold touched a record €834/oz during the quarter, 3% higher than its previous high of €812/oz on 3 December 2009. The price has continued to climb since the end of the quarter, reaching €900/oz on 3 May 2010.

Combined holdings of the nine major gold exchange traded funds were little changed, despite the stronger dollar, ending the quarter 1Moz lower at 55.3Moz.

Speculative activity on COMEX division of the New York Mercantile Exchange was more pronounced, with the net long position rising 36% from its trough during the quarter to a peak of 30.4Moz.

### 1.2. Official sector

Official sector selling was once again conspicuous by its absence. There were no sales recorded during the quarter despite the IMF's stated intention to sell 191 tonnes of gold on the open market. No central bank purchases were announced in the first quarter.

### 1.3. Producer de-hedging

No significant activity was reported.

### 1.4. Currencies

The US dollar remained relatively weak against most other currencies, notwithstanding its strength relative to the euro.

The rand again outperformed most emerging market currencies in the quarter ended 31 March. The Australian dollar remained resolute, averaging A$/$0.9045 during the quarter and trading in a narrow range of A$/$0.8640 to A$/$0.9320. The strength of the Australian dollar was aided by the



hawkish stance of the Reserve Bank of Australia, a standout amongst central banks after hiking rates a further 25 basis points against a global backdrop of low interest rates in many other countries.

The Brazilian real, which for many quarters stood out among the best performing emerging market currencies, failed to extend its strengthening trend. During the quarter under review it averaged $/BRL 1.80 which is 3% weaker than its average of the previous quarter, closing at $/BRL 1.78 at the end of March.

### 1.5. Silver

Silver prices continued to display a close correlation to gold prices. The silver price averaged $16.93/oz for the quarter, from $17.53/oz the previous quarter. The silver ETF remained static quarter on quarter at 396Moz.

## 2. PHYSICAL DEMAND

### 2.1. Jewellery sales

The world's largest gold markets of India and China performed well, while there was encouraging jewellery consumption data from the Middle East for the first time since the onset of the global financial crisis. Relative gold price stability aided recovery in all markets. India, the world's largest gold consumer, enjoyed a vastly improved first quarter amid upbeat sentiment stoked by signs of accelerating economic growth and a stronger rupee. Gold imports topped 144 tonnes, the highest first quarter tally in the past five years. Many retailers are restocking and also increasing the share of gold jewellery relative to diamond jewellery in their inventories to boost turnover over profit margins. It is anticipated that the first quarter's gains will be consolidated in the second quarter, with key buying opportunities presented by the Hindu New Year festivals, including the highly auspicious day of Akshaya Tritiya, as well as the upcoming wedding season.

China's first quarter sales are traditionally marked by strong demand amid Chinese New Year and Valentines Day celebrations. While many retailers reported good trade given that the two events fell on the same day this year, demand would have been stronger had the two not been combined. Interestingly, Women's Day on 8 March registered strong sales for the first time as women marked the day by buying jewellery, a positive indicator for the Chinese jewellery market. Some Chinese manufacturers reported the first quarter as their strongest of the past decade. January and February orders were predictably high while a surprisingly robust March indicates retailer confidence in the coming months.

While the US market continued its struggle, some positive data from the fourth quarter continued into the new year. Sterling Jewellers, the countries largest retailer, reported an 8% increase in sales for the full year through January. There were signs of retailers cautiously adding to inventories as year-on-year sales showed a modest increase. High-end retailers, including Tiffany, Sacks of Fifth Avenue and Neiman Marcus, reported strong sales. A continuation of that trend would confirm the popular contention that the high-end market would be first to recover from the slump. The luxury sector showed a similar rebound, as post-holiday discounting bolstered first quarter sales.

The Middle East showed signs of recovery. In the United Arab Emirates an increase in tourists visiting before and after the Dubai Shopping Festival helped boost gold sales. Residents also showed signs of adjusting to a $1,090/oz gold price level, which further supported sales boosted by growing consumer confidence. Total jewellery sales increased by as much as 20% year on year. Turkish jewellery exports leapt 52% to 10.4 tonnes, while local jewellery sales rose 33% from a year earlier. In the Kingdom of Saudi Arabia, the relative stability of gold prices in the first quarter, along with, increased government stimulus and occasions like Spring Holiday, Valentine's Day and Mothers' Day, all aided a 12% to 15% increase in jewellery sales.



### 2.2. Investment market

Last year's positive trend in bar and coin sales in India continued in the first quarter. The Indian ETF showed low levels of redemptions, while the launch of three new funds was announced. Changes to income tax regulations put more money in the hands of consumers, further boosting the local gold market. Recent advertising campaigns sponsored by commercial banks, extolling gold as a 'real' asset that can be used as collateral, are also now gaining traction. Scrap activity declined significantly.

In the US, bar and coin sales remained steady. January saw some investors selling gold to rebalance portfolios, but gold ETF sales were strong since February. ETF demand in the first quarter dropped sharply from the same period in 2009, when investors sought safe haven during the darkest days of the financial crisis. The launch of Sprott Asset Management's physical gold delivery ETF, saw ten tons of gold absorbed in just four days. In another significant transaction, China Investment Corp bought 1.5 million units of the SPDR Gold Trust, the world's largest ETF. The fact that CIC chose not to buy physical gold from Chinese sources highlights one of the primary benefits of investing in ETFs: they are easier to value, book and transact.

First quarter demand for China Gold Investment Bars was more than double that in the first quarter of last year. In fact, demand for gold bars in China during January and February was so strong that the Shanghai Gold Exchange imported 70t of bullion. Such positive data reflects a growing fear of rising inflation and investors diversifying away from property.

Middle Eastern investment saw some improvement in the first quarter, although it is more muted than gains in the jewellery sector. However it should be remembered that in terms of sales, the Middle Eastern jewellery market is far more significant than the investment market. In the UAE, demand for coins and bars rose by more than 15%, as Asian residents adjusted to a gold price around $1,090/oz. The Turkish market for physical gold investment showed modest gains and increased both year on year and quarter on quarter. Despite stronger jewellery manufacture, bullion imports were virtually non-existent as Turkish manufacturers were served by an increased supply of scrap. In Saudi Arabia the level of investment demand was flat.



# **Hedge** position

As at 31 March 2010, the net delta hedge position was 3.35Moz or 104t (at 31 December 2009: 3.49Moz or 108t), representing a further reduction of 0.14Moz for the quarter. The total commitments of the hedge book as at 31 March 2010 was 3.55Moz or 110t, a reduction of 0.35Moz from the position as at 31 December 2009.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.07bn (negative R15.09bn), decreasing by $0.11bn (R1.09bn) over the quarter. This value was based on a gold price of $1,112.50/oz, exchange rates of R7.30/$ and A$/$0.9162 and the prevailing market interest rates and volatilities at that date.

As at 5 May 2010, the marked-to-market value of the hedge book was a negative $2.18bn (negative R16.47bn), based on a gold price of $1,169.20/oz and exchange rates of R7.55/$ and A$/$0.9073 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

The following table indicates the group's **commodity hedge position** at 31 March 2010

| | Year | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | Total |
|---|---|---|---|---|---|---|---|---|
| **US DOLLAR/GOLD** | | | | | | | | |
| Forward contracts | Amount (oz) | *(488,927) | 60,000 | 122,500 | 119,500 | 91,500 | | *(95,427) |
| | US$/oz | *$985 | $227 | $418 | $477 | $510 | | *$ 3,281 |
| Put options sold | Amount (oz) | 181,895 | 148,000 | 85,500 | 60,500 | 60,500 | | 536,395 |
| | US$/oz | $772 | $623 | $538 | $440 | $450 | | $620 |
| Call options sold | Amount (oz) | 770,360 | 776,800 | 811,420 | 574,120 | 680,470 | 29,000 | 3,642,170 |
| | US$/oz | $607 | $554 | $635 | $601 | $604 | $670 | $601 |
| | | | | | | | | |
| **RAND/GOLD** | | | | | | | | |
| Forward contracts | Amount (oz) | *(30,000) | | | | | | *(30,000) |
| | ZAR/oz | *R7,181 | | | | | | *R7,181 |
| Put options sold | Amount (oz) | 30,000 | | | | | | 30,000 |
| | ZAR/oz | R7,500 | | | | | | R7,500 |
| Call options sold | Amount (oz) | 30,000 | | | | | | 30,000 |
| | ZAR/oz | R8,267 | | | | | | R8,267 |
| | | | | | | | | |
| **A DOLLAR/GOLD** | | | | | | | | |
| Forward contracts | Amount (oz) | 100,000 | | | | | | 100,000 |
| | A$/oz | A$643 | | | | | | A$643 |
| Call options purchased | Amount (oz) | 100,000 | | | | | | 100,000 |
| | A$/oz | A$712 | | | | | | A$712 |
| | | | | | | | | |
| ** Total net gold: | Delta (oz) | (250,090) | (808,775) | (880,206) | (660,682) | (726,215) | (26,463) | (3,352,431) |
| | Committed (oz) | (281,433) | (836,800) | (933,920) | (693,620) | (771,970) | (29,000) | (3,546,743) |

\*  Represents a net long gold position and net short US Dollars/Rands position resulting from both forward sales and purchases for the period.
\*\*  The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price.  This is calculated using the Black-Scholes options formula with the ruling market prices, interest rates and volatilities as at 31 March 2010.

**Fair value of derivative analysis by accounting designation** at 31 March 2010

| Figures in millions | Non-hedge accounted Total US Dollar |
|---|---|
| Commodity option contracts | (1,829) |
| Forward sale commodity contracts | (237) |
| Interest rate swaps | (13) |
| **Total hedging contracts** | **(2,079)** |
| Embedded derivatives | (1) |
| Warrants on shares | 3 |
| Option component of convertible bond | (127) |
| **Total derivatives** | **(2,204)** |
| **Credit risk adjustment** | **(120)** |
| **Total derivatives - before credit risk adjustment** | **(2,324)** |

*Rounding of figures may result in computational discrepancies.*



# Exploration

## BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area. MMB5 deflection 7 advanced to a depth of 2,797m. MZA9 continued drilling deflection 23 and advanced 267m over the quarter. The Vaal reef intersection is expected in June 2010. The long deflection from MGR6 continued drilling and the hole is currently at a depth of 2,742m. The Vaal Reef is expected to be intersected in September 2010 after minor delays were caused by a jammed core barrel. MGR8 progressed to 40m above the reef (3,139m) when the rods broke. A wedge was then set at 3,010m so as to bypass the stuck rods. A reef intersection is anticipated in June 2010.

In the Western Ultra Deep Levels area, UD51 advanced from a depth of 2,796m to a depth of 3,064m with a Ventersdorp Contact Reef intersection expected in September 2010.

At Obuasi in **Ghana**, 1,374m of drilling was completed above 50 level. Drilling is scheduled to re-start on 50 level, with one hole starting in May and two in June as the sites are re-equipped.

In **Argentina**, positive results have been obtained from in-fill drilling on the known veins. In regional exploration, detailed mapping on four targets defined by radial and circular magnetic signatures at El Volcán is continuing.

In **Australia**, at Sunrise Dam, drilling continued to infill and extend both surface and underground lodes. Underground targets included GQ, Cosmo, Dolly and extensions to all these bodies. Surface targets included the paleochannel, Golden Delicious and Sunrise North including Neville. Drilling has continued at Wilga with a series of water bores being drilled.

In **Brazil**, surface and underground drilling for oxide and sulphide ore at Córrego do Sítio, remains the primary focus. The Fe-Quad step change exploration project commenced with exploration starting at the Pari prospect. At MSG, the down-dip extension of the Pequizão ore body is being targeted. Potential extensions of the Cajueiro are being targeted by a new drilling programme following structural reinterpretation. Final reports on exploration for MSG in accordance to the Brazilian Mining regulations have been completed and six new applications for exploration are being considered by the authorities. Regional exploration work continued on the Votorantim Metais areas.

In **Colombia**, at the La Colosa project, some restrictions on exploration activities have been lifted by the authorities. However, some water permits crucial for the resumption of exploration drilling remain suspended due to drought and consequent water restrictions. The most likely scenario is for drilling to resume late in the third quarter. Meanwhile, geophysical work (induction potential) is continuing and results to date encourage the view that it can be used to develop drill target extensions to the altered early diorite which is the primary host of the gold mineralisation. The development of a 'geometallurgical model', to define local variability in gold recovery and other important metallurgical treatment characteristics is progressing and will be invaluable for planning future exploitation.

At Kibali in the **Democratic Republic of the Congo**, Mineral Resource drilling of the KCD deposit continued and targeted the defining of the open pit/underground interface and the pit shell itself. A total of 19 holes (8,183m) were drilled. Drilling of the KCD Sessenge gap and the KCD infill programme commenced with 400m and 1,481m being drilled respectively. In the case of the KCD infill drilling all boreholes confirmed the existing wireframe model.



A review and reinterpretation of the ore zones on the project was undertaken during the quarter – this involved the re-logging of some 163 boreholes taking into consideration alteration, mineralisation and structural criteria.

Surface mapping has been completed on four oxide ore potential targets with the result that a 5,000m RC programme has been proposed for the Memekazi – Renzi project area. Soil sampling started at Block 1 in January with 747 samples taken.  To date three anomalies have been identified in this block.

For Mongbwalu, a definitive agreement was signed with joint venture partner OKIMO on 20 March 2010. Within one year a feasibility study (as defined in the joint venture agreement) must be completed and submitted. In support of this feasibility study operations continued throughout the quarter aimed at metallurgical and geotechnical test work as well as infill Mineral Resource drilling.

A total of 15 core holes (2,563m) were completed, nine for geotechnical test work and the remainder for Mineral Resource definition.

At Siguiri in **Guinea**, a total of 22,173m of RC drilling was completed within the Combined Pits project area. The aim being to upgrade oxide Mineral Resources in Bidini South and Kalamagna South areas, around the Tubani Extension pit and between Bidini and Sanu-Tinti pits. Drilling around Kosise West and Kosise South East prospects was also completed with the aim of generating new Mineral Resource ounces.

Geological and geotechnical diamond drilling (229.6m) in the Tubani Extension project was carried out early in the quarter. Further drilling below Sanu Tinti, Sintroko and Soloni Pits brought the total of diamond drilling to 1,368m.

Reconnaissance and delineation drilling continued on a ground gravity and surface geochemical target north west of the Seguélén pit, and to the south west of the planned Sokunu pit with a total of 5,932m AC drilling.

Geochemical soil sampling for the first quarter covered two main areas, being the exploration license to the west of the TSF and the north eastern area of Block 1. Data interpretation is currently ongoing to define the targets that require follow up.

Ground geophysics IP grids were completed over a portion of Sintroko South and the Tubani Extension areas for orientation purposes, and over the Sokunu-Kosise gap for targeting purposes. The equipment has subsequently moved to the Saraya deposit in Block 2.

At Geita in **Tanzania**, exploration work focused on processing data collected from the Nyankanga Cut 7 infill drilling programme.  A total of 14,000m new core was logged and together with the re-logging of 49,700m of historic core (which confirmed the previous interpretations), was incorporated into the updated Nyankanga geological model.

Some 10,000 new density readings were collected across the ore body.  The average densities of the lithologies were confirmed but showed greater variability.

An IP survey over the Area 3 test area has been completed and the data is currently being processed. Target consolidation of the first 20 regional exploration targets commenced in February with the collation of Prospect 5 data.  The plan is to review all 20 targets by the end of 2010 with the aim of implementing follow up drilling plans for the five highest potential targets.

Geological mapping on the extension area to Star and Comet commenced in March to assist with delineating an area for IP survey in June quarter 2010 and compiling revised geological models.



In **Mali**, drilling continued at Yatela with the aim of extending the life of the Yatela and Alamoutala pits. Significant drill intersections were drilled at the KW-18 pit area. At Yatela North, the most northern drilling, located at the base of the Tamboura escarpment, shows mineralisation is open northwards.

The Sadiola Deeps Infill drilling is progressing well and remains on schedule. A review of the geological models of the Tambali and FN2 areas (north and south of the Sadiola open pit) has been undertaken and new wireframes are being created accordingly. It is expected that this will lead to an increase in Mineral Resource.

A detailed ground gravity survey is underway in the south of the Sadiola lease area over a significant gravity low anomaly identified to the south of Sekekoto SE prospect.

At Navachab in **Namibia**, 86 holes, totaling 11,255m, were drilled. Off-mine drilling focused on the LS/LM contact mineralisation at Anomaly 16 Valley target area with 27 RC holes (3,507m) and 5 diamond holes being drilled (669m). This drilling is probing the down plunge extension of the higher grade portion of mineralisation at the Valley target.

On-mine exploration drilling focused on the down plunge extension of the NP2 FW veins as well as the main pit FW vein down plunge extension with 12 diamond holes (3,270m) being completed on the NP2 vein set and 2 diamond holes (755m) being completed for the main pit FW vein set. 40 RC holes totaling 3,054m were drilled on the proposed HME waste dump extension to test the area for mineralisation.

At Cripple Creek & Victor in the **United States**, drilling and studies continue to quantify the potential of the high grade Mineral Resource. Metallurgical testing of a high grade composite sample is underway as is an interim Mineral Resource model. Mineral resource delineation drilling commenced in the North Cresson area.


## GREENFIELD EXPLORATION

Greenfield exploration activities were undertaken in Australia, the Americas, China, Southeast Asia, Sub-Saharan Africa and the Middle East & North Africa. A total of 39,280m of diamond, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia and Colombia.

In **Australia,** on the Tropicana JV, (AngloGold Ashanti 70%, Independence Group 30%) AngloGold Ashanti is currently undertaking a feasibility study and seeking environmental approvals required for open pit mining. Exploration is continuing throughout the tenement package and prioritised on targets close to the proposed gold operation.

The feasibility study is advancing with pit designs complete and mine scheduling in progress. The plant flow sheet and layout has been finalised. The design of infrastructure including administration and plant facilities buildings, tailings storage, access roads, village, water supply, and airstrip are nearing completion. The estimation of feasibility level capital and operating costs is in progress. The company will also consider the potential impact of the Resource Super Profits Tax being proposed by the Government of Australia effective 1 July 2012.

The Tropicana JV has responded to public submissions received during the eight week public review period for the Tropicana Gold project environmental impact assessment. The Environmental Protection Authority (EPA) is currently considering the project. It is anticipated the EPA will provide a recommendation on the project approval and approval conditions to the Western Australia Minister for the Environment. The approval and conditions are subject to potential public appeals.



During the quarter the Tropicana JV partners approved additional expenditure of A$8.7m to accelerate drilling of the Havana Deeps and Boston Shaker Zones, increasing the 2010 Tropicana JV exploration budget to A$25m.

At Boston Shaker, mineralisation has been intersected over an approximate 600m strike length and is located approximately 500m northeast of the Tropicana pit. Exploration is targeting Boston Shaker as a possible additional open pit mining area with further RC and diamond drilling being carried out to determine the northern and down-dip extents of the mineralisation.

Drilling at Havana Deeps identified the down-dip extensions of the mineralisation, which may have potential for underground mining. Gold intersections include 35m @ 5.03 g/t Au from 514m (including 22m @ 6.41 g/t Au from 527m) and 23m @ 3.39 g/t Au from 327m (including 21m @ 3.64 g/t Au from 349m).

At Tumbleweed, 10km north of Tropicana-Havana, aircore drilling returned gold results including 12m @ 0.72 g/t Au from 28m. Follow-up reverse circulation and diamond drilling will be completed in the June quarter.

The approximately 11,400km$^2$ Viking project, including 6,500km$^2$ of granted exploration licences, is southwest of the Tropicana JV within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit. Here surface geochemical sampling continued throughout the quarter.

Greenfields exploration in the **Americas** in the first quarter focused on early stage exploration in Colombia, Canada, Brazil, Argentina and the USA. Two projects were drilled in Colombia, both of which will see continued evaluation throughout 2010. Several new targets were identified in Colombia, Brazil, Argentina and Canada as a result of AngloGold Ashanti's 100% greenfields exploration programmes as well as those with JV partners. AngloGold Ashanti currently has exploration tenements that cover more than 50,000km$^2$ in some of the most prospective belts and new frontiers in the Americas.

In **China,** at the Jinchanggou project, transfer of the remaining exploration licences into the JV is underway. Following completion of this structural targets identified from trenching will be drill tested. The three new applications in the Junggar Belt of northeast China are still pending final approval. Military clearance has been obtained from Provincial level, but due to procedural changes has been passed to Beijing for final clearance. We expect the licences to be granted in June quarter.

In the **Solomon Islands,** exploration activities continued at two JV's with XDM Resources. Exploration activities included airborne electro-magnetic geophysical surveys, trenching, geological mapping and geochemical sampling. Spectral and petrographic studies, with remodelling of existing geophysical data, were also completed to improve understanding of the project areas. Drilling equipment was being mobilised to high-priority drill targets identified and prioritised during the first quarter work.

In **Sub-Saharan Africa,** project generation work is ongoing with the development of new conceptual targets to guide longer term strategies. A number of specific exploration opportunities are currently under negotiation.

In the **Democratic Republic of the Congo**, the protracted mining contract renegotiation over the former Concession 40 area was concluded in March. The areal extent of Exploitation Licences currently held by OKIMO is 7,443km$^2$ and approximately 5,900km$^2$ is to be transferred to the joint venture company, Ashanti Goldfields Kilo (AGK), of which 86.22% of the share capital is held by AngloGold Ashanti and the remaining 13.78% by OKIMO, a state-owned gold company. The Mongbwalu project is now the subject of a Pre-feasibility Study (PFS), which is to be completed within 12 months as per the agreement. Geotechnical and metallurgical drill-testing has been completed for the PFS and a 50,000m combined diamond and



reverse circulation drilling programme is scheduled to commence during the second quarter. Regional greenfields exploration on the remaining licence area will focus primarily on regional soil sampling, reconnaissance mapping and drill-testing of key targets.

In **Gabon**, encouraging results came from work on licences held by Dome Ventures that are the subject of an earn-in. Drilling on these licences is planned for the third quarter. Data from a recently released regional geophysical survey that was flown in 2009 as part of the Sysmin project is currently being acquired by AngloGold Ashanti. This will enable detailed interpretation and aid in target generation work over AngloGold Ashanti's 8,000km$^2$ prospecting licence, as well as the exploration licences that were acquired from Swala.

In the **Middle East & North Africa**, the strategic alliance between AngloGold Ashanti and Thani Investments has identified several promising projects in the Arabian Nubian Shield.

In **Russia,** the Sale and Purchase Agreement for the disposal of the Zoloto Taigi JV property of Veduga to Alfa Gold, was concluded this quarter and Federal Antimonopoly Service approval was received. Completion is expected in the second quarter.

**ANGLOGOLD ASHANTI/DE BEERS JOINT VENTURE**

During the quarter the Launch and Recovery system was commissioned and integrated with the sonic drill rig. In March, drilling activities started off the west coast of South Island, New Zealand. A total of 249m were drilled during the quarter. The first assay results are expected early in the third quarter.



## Group **operating results**

| | | | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Mar | Dec | Mar | Dec | Mar | Dec | Mar | Dec |
| | | | 2010 | 2009 | 2009 | 2009 | 2010 | 2009 | 2009 | 2009 |
| | | | Unaudited | | | | Unaudited | | | |
| | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATIONS** | | | | | | | | | | |
| Milled | - 000 tonnes | / - 000 tons | **2,801** | 2,910 | 3,032 | 11,944 | **3,087** | 3,207 | 3,343 | 13,166 |
| Yield | - g / t | / - oz / t | **6.22** | 6.68 | 6.22 | 6.41 | **0.181** | 0.195 | 0.181 | 0.187 |
| Gold produced | - kg | / - oz (000) | **17,414** | 19,435 | 18,857 | 76,532 | **560** | 625 | 606 | 2,461 |
| **SURFACE AND DUMP RECLAMATION** | | | | | | | | | | |
| Treated | - 000 tonnes | / - 000 tons | **2,692** | 3,068 | 3,264 | 12,779 | **2,967** | 3,382 | 3,598 | 14,086 |
| Yield | - g / t | / - oz / t | **0.47** | 0.48 | 0.56 | 0.51 | **0.014** | 0.014 | 0.016 | 0.015 |
| Gold produced | - kg | / - oz (000) | **1,276** | 1,476 | 1,824 | 6,481 | **41** | 47 | 59 | 208 |
| **OPEN-PIT OPERATIONS** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | **39,861** | 40,346 | 45,352 | 167,000 | **43,939** | 44,474 | 49,992 | 184,086 |
| Treated | - 000 tonnes | / - 000 tons | **5,919** | 6,645 | 5,737 | 25,582 | **6,525** | 7,325 | 6,324 | 28,199 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | | **4.93** | 4.71 | 5.44 | 5.58 | **4.93** | 4.71 | 5.44 | 5.58 |
| Yield | - g / t | / - oz / t | **2.05** | 1.98 | 1.99 | 1.96 | **0.060** | 0.058 | 0.058 | 0.057 |
| Gold in ore | - kg | / - oz (000) | **7,131** | 10,348 | 7,750 | 34,934 | **229** | 333 | 249 | 1,123 |
| Gold produced | - kg | / - oz (000) | **12,161** | 13,128 | 11,406 | 50,041 | **391** | 422 | 367 | 1,609 |
| **HEAP LEACH OPERATIONS** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | **16,565** | 14,480 | 13,882 | 57,456 | **18,260** | 15,961 | 15,302 | 63,334 |
| Placed [1] | - 000 tonnes | / - 000 tons | **5,457** | 4,678 | 5,605 | 19,887 | **6,015** | 5,156 | 6,179 | 21,922 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | | **2.08** | 2.23 | 1.51 | 1.94 | **2.08** | 2.23 | 1.51 | 1.94 |
| Yield [2] | - g / t | / - oz / t | **0.56** | 0.72 | 0.57 | 0.65 | **0.016** | 0.021 | 0.017 | 0.019 |
| Gold placed [3] | - kg | / - oz (000) | **3,068** | 3,380 | 3,220 | 12,958 | **99** | 109 | 104 | 417 |
| Gold produced | - kg | / - oz (000) | **2,723** | 2,728 | 2,219 | 9,995 | **87** | 88 | 71 | 321 |
| **TOTAL** | | | | | | | | | | |
| Gold produced | - kg | / - oz (000) | **33,574** | 36,767 | 34,306 | 143,049 | **1,079** | 1,182 | 1,103 | 4,599 |
| Gold sold | - kg | / - oz (000) | **32,999** | 37,359 | 32,584 | 142,837 | **1,061** | 1,201 | 1,048 | 4,592 |
| Price received | - R / kg | / - $ / oz - sold | **244,873** | 247,985 | 273,109 | 201,805 | **1,015** | 1,029 | 858 | 751 |
| Price received excluding hedge buy-back costs | - R / kg | / - $ / oz - sold | **244,873** | 247,985 | 273,109 | 246,048 | **1,015** | 1,029 | 858 | 925 |
| Total cash costs | - R / kg | / - $ / oz - produced | **149,431** | 143,596 | 141,552 | 136,595 | **619** | 598 | 445 | 514 |
| Total production costs | - R / kg | / - $ / oz - produced | **190,374** | 178,379 | 180,751 | 171,795 | **789** | 743 | 568 | 646 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Target | - g | / - oz | **300** | 333 | 293 | 317 | **9.64** | 10.72 | 9.42 | 10.20 |
| Actual | - g | / - oz | **268** | 292 | 287 | 292 | **8.61** | 9.40 | 9.23 | 9.40 |
| **CAPITAL EXPENDITURE** | - Rm | / - $m | **1,283** | 2,275 | 2,381 | 8,726 | **171** | 293 | 241 | 1,027 |

[1] Tonnes (tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

*Rounding of figures may result in computational discrepancies.*



## Group **income statement**

| SA Rand million | Notes | Quarter ended March 2010 Unaudited | Quarter ended December 2009 Unaudited | Quarter ended March 2009 Unaudited | Year ended December 2009 Audited |
|---|---|---|---|---|---|
| **Revenue** | 2 | **8,453** | 9,514 | 6,824 | 31,961 |
| | | | | | |
| Gold income | | **8,222** | 9,234 | 6,518 | 30,745 |
| Cost of sales | 3 | **(6,060)** | (6,219) | (5,621) | (23,220) |
| Gain (loss) on non-hedge derivatives and other commodity contracts | 4 | **59** | (2,706) | 205 | (11,934) |
| **Gross profit (loss)** | | **2,221** | 309 | 1,102 | (4,409) |
| Corporate administration and other expenses | | **(282)** | (359) | (351) | (1,275) |
| Market development costs | | **(19)** | (10) | (28) | (87) |
| Exploration costs | | **(277)** | (442) | (221) | (1,217) |
| Other operating (expenses) income | 5 | **(56)** | 58 | (50) | (80) |
| Operating special items | 6 | **(174)** | 4,761 | (60) | 5,209 |
| **Operating profit (loss)** | | **1,413** | 4,317 | 391 | (1,859) |
| Interest received | | **65** | 133 | 97 | 444 |
| Exchange gain | | **38** | 527 | 16 | 852 |
| Fair value adjustment on option component of convertible bond | | **356** | (66) | - | (249) |
| Finance costs and unwinding of obligations | 7 | **(239)** | (268) | (252) | (1,146) |
| Share of equity accounted investments' profit | | **163** | 227 | 223 | 785 |
| **Profit (loss) before taxation** | | **1,796** | 4,870 | 476 | (1,173) |
| Taxation | 8 | **(558)** | (1,522) | (384) | (1,172) |
| **Profit (loss) for the period** | | **1,238** | 3,348 | 92 | (2,345) |
| | | | | | |
| Allocated as follows: | | | | | |
| Equity shareholders | | **1,150** | 3,179 | 1 | (2,762) |
| Non-controlling interests | | **88** | 169 | 91 | 417 |
| | | **1,238** | 3,348 | 92 | (2,345) |
| | | | | | |
| Basic profit (loss) per ordinary share (cents) [1] | | **313** | 867 | - | (765) |
| Diluted profit (loss) per ordinary share (cents) [2] | | **313** | 865 | - | (765) |

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

*Rounding of figures may result in computational discrepancies.*



# Group **income statement**

| US Dollar million | Notes | Quarter ended March 2010 Unaudited | Quarter ended December 2009 Unaudited | Quarter ended March 2009 Unaudited | Year ended December 2009 Audited |
|---|---|---|---|---|---|
| **Revenue** | 2 | **1,126** | 1,273 | 689 | 3,916 |
| | | | | | |
| Gold income | | **1,095** | 1,236 | 658 | 3,768 |
| Cost of sales | 3 | **(807)** | (833) | (568) | (2,813) |
| Gain (loss) on non-hedge derivatives and other commodity contracts | 4 | **13** | (363) | 20 | (1,533) |
| **Gross profit (loss)** | | **301** | 40 | 111 | (578) |
| Corporate administration and other expenses | | **(37)** | (48) | (35) | (154) |
| Market development costs | | **(3)** | (1) | (3) | (10) |
| Exploration costs | | **(37)** | (59) | (22) | (150) |
| Other operating (expenses) income | 5 | **(8)** | 8 | (5) | (8) |
| Operating special items | 6 | **(23)** | 636 | (6) | 691 |
| **Operating profit (loss)** | | **193** | 576 | 39 | (209) |
| Interest received | | **9** | 18 | 10 | 54 |
| Exchange gain | | **4** | 71 | 1 | 112 |
| Fair value adjustment on option component of convertible bond | | **48** | (9) | - | (33) |
| Finance costs and unwinding of obligations | 7 | **(32)** | (36) | (25) | (139) |
| Share of equity accounted investments' profit | | **22** | 30 | 23 | 94 |
| **Profit (loss) before taxation** | | **244** | 650 | 48 | (121) |
| Taxation | 8 | **(76)** | (204) | (39) | (147) |
| **Profit (loss) for the period** | | **168** | 446 | 9 | (268) |
| | | | | | |
| Allocated as follows: | | | | | |
| Equity shareholders | | **157** | 424 | - | (320) |
| Non-controlling interests | | **11** | 22 | 9 | 52 |
| | | **168** | 446 | 9 | (268) |
| | | | | | |
| Basic profit (loss) per ordinary share (cents) [1] | | **43** | 116 | - | (89) |
| Diluted profit (loss) per ordinary share (cents) [2] | | **43** | 115 | - | (89) |

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

*Rounding of figures may result in computational discrepancies.*



## Group statement of **comprehensive income**

| SA Rand million | Quarter ended March 2010 Unaudited | Quarter ended December 2009 Restated Unaudited | Quarter ended March 2009 Restated Unaudited | Year ended December 2009 Audited |
|---|---|---|---|---|
| **Profit (loss) for the period** | **1,238** | 3,348 | 92 | (2,345) |
| | | | | |
| Exchange differences on translation of foreign operations | **(280)** | (618) | 166 | (2,645) |
| | | | | |
| Net loss on cash flow hedges | **(1)** | (140) | (171) | (132) |
| Net loss on cash flow hedges removed from equity and reported in gold income | **279** | 181 | 530 | 1,155 |
| Hedge ineffectiveness on cash flow hedges | **-** | 15 | 36 | 40 |
| Realised gains (losses) on hedges of capital items | **1** | 2 | (15) | (12) |
| Deferred taxation thereon | **(98)** | (13) | (91) | (263) |
| | **181** | 45 | 289 | 788 |
| | | | | |
| Net (loss) gain on available for sale financial assets | **(45)** | 346 | 83 | 482 |
| Deferred taxation thereon | **1** | (5) | (3) | (13) |
| | **(44)** | 341 | 80 | 469 |
| | | | | |
| Actuarial gain recognised | **-** | 88 | - | 88 |
| Deferred taxation thereon | **-** | (28) | - | (28) |
| | **-** | 60 | - | 60 |
| | | | | |
| **Other comprehensive (expense) income for the period net of tax** | **(143)** | (172) | 535 | (1,328) |
| | | | | |
| **Total comprehensive income (expense) for the period net of tax** | **1,095** | 3,176 | 627 | (3,673) |
| | | | | |
| Allocated as follows: | | | | |
| Equity shareholders | **1,007** | 3,008 | 530 | (4,099) |
| Non-controlling interests | **88** | 168 | 97 | 426 |
| | **1,095** | 3,176 | 627 | (3,673) |

*Rounding of figures may result in computational discrepancies.*



# Group statement of **comprehensive income**

| US Dollar million | Quarter ended March 2010 Unaudited | Quarter ended December 2009 Restated Unaudited | Quarter ended March 2009 Restated Unaudited | Year ended December 2009 Audited |
|---|---|---|---|---|
| **Profit (loss) for the period** | **168** | 446 | 9 | (268) |
| | | | | |
| Exchange differences on translation of foreign operations | **22** | (45) | (14) | 318 |
| | | | | |
| Net loss on cash flow hedges | **-** | (17) | (17) | (16) |
| Net loss on cash flow hedges removed from equity and reported in gold income | **37** | 26 | 54 | 138 |
| Hedge ineffectiveness on cash flow hedges | **-** | 2 | 3 | 5 |
| Realised gains (losses) on hedges of capital items | **-** | 1 | (2) | (1) |
| Deferred taxation thereon | **(13)** | (3) | (9) | (35) |
| | **24** | 9 | 29 | 91 |
| | | | | |
| Net (loss) gain on available for sale financial assets | **(6)** | 41 | 8 | 57 |
| Deferred taxation thereon | **-** | (1) | - | (2) |
| | **(6)** | 40 | 8 | 55 |
| | | | | |
| Actuarial gain recognised | **-** | 10 | - | 10 |
| Deferred taxation thereon | **-** | (3) | - | (3) |
| | **-** | 7 | - | 7 |
| | | | | |
| **Other comprehensive income for the period net of tax** | **40** | 11 | 23 | 471 |
| | | | | |
| **Total comprehensive income for the period net of tax** | **208** | 457 | 32 | 203 |
| | | | | |
| Allocated as follows: | | | | |
| Equity shareholders | **197** | 434 | 22 | 150 |
| Non-controlling interests | **11** | 23 | 10 | 53 |
| | **208** | 457 | 32 | 203 |

*Rounding of figures may result in computational discrepancies.*



# Group **statement of financial position**

| SA Rand million | Note | As at March 2010 Unaudited | As at December 2009 Audited | As at March 2009 Unaudited |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Tangible assets | | **42,476** | 43,263 | 41,404 |
| Intangible assets | | **1,309** | 1,316 | 1,408 |
| Investments in associates and equity accounted joint ventures | | **4,795** | 4,758 | 2,897 |
| Other investments | | **1,315** | 1,302 | 704 |
| Inventories | | **2,485** | 2,508 | 2,884 |
| Trade and other receivables | | **867** | 788 | 716 |
| Derivatives | | **19** | 40 | - |
| Deferred taxation | | **349** | 451 | 477 |
| Cash restricted for use | | **364** | 394 | 359 |
| Other non-current assets | | **99** | 63 | 36 |
| | | 54,078 | 54,883 | 50,884 |
| **Current assets** | | | | |
| Inventories | | **5,216** | 5,102 | 5,877 |
| Trade and other receivables | | **1,517** | 1,419 | 1,827 |
| Derivatives | | **1,517** | 2,450 | 4,744 |
| Current portion of other non-current assets | | **2** | 3 | 2 |
| Cash restricted for use | | **118** | 87 | 84 |
| Cash and cash equivalents | | **5,346** | 8,176 | 5,874 |
| | | 13,716 | 17,237 | 18,408 |
| Non-current assets held for sale | | **665** | 650 | 9,104 |
| | | 14,381 | 17,887 | 27,512 |
| **TOTAL ASSETS** | | **68,459** | 72,770 | 78,396 |
| **EQUITY AND LIABILITIES** | | | | |
| Share capital and premium | 11 | **39,884** | 39,834 | 37,513 |
| Retained earnings and other reserves | | **(17,465)** | (18,276) | (13,995) |
| Non-controlling interests | | **956** | 966 | 893 |
| **Total equity** | | **23,375** | 22,524 | 24,411 |
| **Non-current liabilities** | | | | |
| Borrowings | | **4,809** | 4,862 | 9,147 |
| Environmental rehabilitation and other provisions | | **3,383** | 3,351 | 3,934 |
| Provision for pension and post-retirement benefits | | **1,181** | 1,179 | 1,299 |
| Trade, other payables and deferred income | | **144** | 108 | 115 |
| Derivatives | | **941** | 1,310 | - |
| Deferred taxation | | **5,661** | 5,599 | 6,153 |
| | | 16,119 | 16,409 | 20,648 |
| **Current liabilities** | | | | |
| Current portion of borrowings | | **7,095** | 9,493 | 9,745 |
| Trade, other payables and deferred income | | **3,867** | 4,332 | 4,683 |
| Derivatives | | **16,674** | 18,770 | 17,376 |
| Taxation | | **1,271** | 1,186 | 803 |
| | | 28,907 | 33,781 | 32,607 |
| Non-current liabilities held for sale | | **58** | 56 | 731 |
| | | 28,965 | 33,837 | 33,338 |
| **Total liabilities** | | **45,084** | 50,246 | 53,986 |
| **TOTAL EQUITY AND LIABILITIES** | | **68,459** | 72,770 | 78,396 |
| Net asset value - cents per share | | **6,386** | 6,153 | 6,818 |

*Rounding of figures may result in computational discrepancies.*



## Group **statement of financial position**

| US Dollar million | Note | As at March 2010 Unaudited | As at December 2009 Audited | As at March 2009 Unaudited |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Tangible assets | | **5,823** | 5,819 | 4,320 |
| Intangible assets | | **180** | 177 | 147 |
| Investments in associates and equity accounted joint ventures | | **657** | 640 | 302 |
| Other investments | | **180** | 175 | 73 |
| Inventories | | **340** | 337 | 301 |
| Trade and other receivables | | **119** | 106 | 75 |
| Derivatives | | **3** | 5 | - |
| Deferred taxation | | **48** | 61 | 50 |
| Cash restricted for use | | **50** | 53 | 37 |
| Other non-current assets | | **14** | 8 | 4 |
| | | 7,414 | 7,381 | 5,308 |
| **Current assets** | | | | |
| Inventories | | **715** | 686 | 613 |
| Trade and other receivables | | **208** | 191 | 190 |
| Derivatives | | **208** | 330 | 495 |
| Current portion of other non-current assets | | **-** | - | - |
| Cash restricted for use | | **16** | 12 | 9 |
| Cash and cash equivalents | | **733** | 1,100 | 613 |
| | | 1,880 | 2,319 | 1,920 |
| Non-current assets held for sale | | **91** | 87 | 950 |
| | | 1,971 | 2,406 | 2,870 |
| **TOTAL ASSETS** | | **9,385** | 9,787 | 8,178 |
| **EQUITY AND LIABILITIES** | | | | |
| Share capital and premium | 11 | **5,811** | 5,805 | 5,503 |
| Retained earnings and other reserves | | **(2,738)** | (2,905) | (3,049) |
| Non-controlling interests | | **131** | 130 | 93 |
| **Total equity** | | **3,204** | 3,030 | 2,547 |
| **Non-current liabilities** | | | | |
| Borrowings | | **659** | 654 | 954 |
| Environmental rehabilitation and other provisions | | **464** | 451 | 410 |
| Provision for pension and post-retirement benefits | | **162** | 159 | 135 |
| Trade, other payables and deferred income | | **20** | 14 | 12 |
| Derivatives | | **129** | 176 | - |
| Deferred taxation | | **776** | 753 | 642 |
| | | 2,210 | 2,207 | 2,153 |
| **Current liabilities** | | | | |
| Current portion of borrowings | | **973** | 1,277 | 1,017 |
| Trade, other payables and deferred income | | **530** | 582 | 489 |
| Derivatives | | **2,286** | 2,525 | 1,813 |
| Taxation | | **174** | 159 | 84 |
| | | 3,963 | 4,543 | 3,402 |
| Non-current liabilities held for sale | | **8** | 7 | 76 |
| | | 3,971 | 4,550 | 3,478 |
| **Total liabilities** | | **6,181** | 6,757 | 5,631 |
| **TOTAL EQUITY AND LIABILITIES** | | **9,385** | 9,787 | 8,178 |
| Net asset value - cents per share | | **875** | 828 | 711 |

*Rounding of figures may result in computational discrepancies.*



## Group **statement of cashflows**

| SA Rand million | Quarter ended March 2010 Unaudited | Quarter ended December 2009 Unaudited | Quarter ended March 2009 Unaudited | Year ended December 2009 Audited |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Receipts from customers | **8,166** | 9,596 | 6,404 | 31,473 |
| Payments to suppliers and employees | **(6,640)** | (5,889) | (3,726) | (20,896) |
| Cash generated from operations | **1,526** | 3,707 | 2,678 | 10,577 |
| Dividends received from equity accounted investments | **117** | 136 | 173 | 751 |
| Taxation paid | **(317)** | (233) | (423) | (1,232) |
| Cash utilised for hedge buy-back costs | **-** | - | - | (6,315) |
| Net cash inflow from operating activities | **1,326** | 3,610 | 2,427 | 3,781 |
| | | | | |
| **Cash flows from investing activities** | | | | |
| Capital expenditure | **(1,267)** | (2,243) | (2,387) | (8,656) |
| Proceeds from disposal of tangible assets | **16** | 1,814 | 17 | 9,029 |
| Other investments acquired | **(120)** | (229) | (160) | (750) |
| Acquisition of associates and equity accounted joint ventures | **(72)** | (2,638) | - | (2,646) |
| Proceeds on disposal of associate | **4** | - | - | - |
| Associates' loans advanced | **(17)** | (17) | - | (17) |
| Associates' loans repaid | **-** | - | 1 | 3 |
| Proceeds from disposal of investments | **54** | 196 | 165 | 680 |
| (Increase) decrease in cash restricted for use | **(3)** | 19 | (104) | (91) |
| Interest received | **59** | 129 | 98 | 445 |
| Loans advanced | **(37)** | - | - | (1) |
| Repayment of loans advanced | **1** | 2 | 1 | 4 |
| Net cash outflow from investing activities | **(1,382)** | (2,967) | (2,370) | (2,000) |
| | | | | |
| **Cash flows from financing activities** | | | | |
| Proceeds from issue of share capital | **3** | 39 | 114 | 2,384 |
| Share issue expenses | **-** | (39) | (4) | (84) |
| Proceeds from borrowings | **264** | 162 | 10,938 | 24,901 |
| Repayment of borrowings | **(2,642)** | (57) | (10,135) | (24,152) |
| Finance costs paid | **(76)** | (180) | (410) | (946) |
| Dividends paid | **(260)** | (43) | (178) | (474) |
| Net cash (outflow) inflow from financing activities | **(2,711)** | (118) | 325 | 1,629 |
| | | | | |
| **Net (decrease) increase in cash and cash equivalents** | **(2,767)** | 525 | 382 | 3,410 |
| Translation | **(63)** | (677) | 54 | (672) |
| Cash and cash equivalents at beginning of period | **8,176** | 8,328 | 5,438 | 5,438 |
| **Cash and cash equivalents at end of period** | **5,346** | 8,176 | 5,874 | 8,176 |
| | | | | |
| **Cash generated from operations** | | | | |
| Profit (loss) before taxation | **1,796** | 4,870 | 476 | (1,173) |
| Adjusted for: | | | | |
| Movement on non-hedge derivatives and other commodity contracts | **(672)** | 2,281 | 1,621 | 14,417 |
| Amortisation of tangible assets | **1,267** | 1,152 | 1,261 | 4,615 |
| Finance costs and unwinding of obligations | **239** | 268 | 252 | 1,146 |
| Environmental, rehabilitation and other expenditure | **30** | (70) | 16 | (47) |
| Operating special items | **169** | (4,708) | 60 | (5,148) |
| Amortisation of intangible assets | **4** | 4 | 6 | 18 |
| Deferred stripping | **204** | 205 | (313) | (467) |
| Fair value adjustment on option component of convertible bonds | **(356)** | 66 | - | 249 |
| Interest received | **(65)** | (133) | (97) | (444) |
| Share of equity accounted investments' profit | **(163)** | (227) | (223) | (785) |
| Other non-cash movements | **21** | (675) | 84 | (853) |
| Movements in working capital | **(948)** | 674 | (464) | (951) |
| | **1,526** | 3,707 | 2,678 | 10,577 |
| | | | | |
| **Movements in working capital** | | | | |
| (Increase) decrease in inventories | **(97)** | (183) | (440) | 634 |
| (Increase) decrease in trade and other receivables | **(302)** | 438 | (337) | 106 |
| (Decrease) increase in trade and other payables | **(549)** | 419 | 313 | (1,691) |
| | **(948)** | 674 | (464) | (951) |

*Rounding of figures may result in computational discrepancies.*



# Group **statement of cashflows**

| US Dollar million | Quarter ended March 2010 Unaudited | Quarter ended December 2009 Unaudited | Quarter ended March 2009 Unaudited | Year ended December 2009 Audited |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Receipts from customers | **1,086** | 1,283 | 646 | 3,845 |
| Payments to suppliers and employees | **(881)** | (805) | (378) | (2,500) |
| Cash generated from operations | **205** | 478 | 268 | 1,345 |
| Dividends received from equity accounted investments | **16** | 19 | 18 | 101 |
| Taxation paid | **(42)** | (32) | (43) | (147) |
| Cash utilised for hedge buy-back costs | **-** | - | - | (797) |
| Net cash inflow from operating activities | **179** | 465 | 243 | 502 |
| | | | | |
| **Cash flows from investing activities** | | | | |
| Capital expenditure | **(169)** | (281) | (241) | (1,019) |
| Proceeds from disposal of tangible assets | **2** | 242 | 2 | 1,142 |
| Other investments acquired | **(16)** | (29) | (16) | (89) |
| Acquisition of associates and equity accounted joint ventures | **(10)** | (353) | - | (354) |
| Proceeds on disposal of associate | **1** | - | - | - |
| Associates' loans advanced | **(2)** | (2) | - | (2) |
| Associates' loans repaid | **-** | - | - | - |
| Proceeds from disposal of investments | **7** | 25 | 17 | 81 |
| Decrease (increase) in cash restricted for use | **-** | 2 | (10) | (10) |
| Interest received | **8** | 17 | 10 | 55 |
| Loans advanced | **(5)** | - | - | - |
| Repayment of loans advanced | **-** | - | - | 1 |
| Net cash outflow from investing activities | **(184)** | (379) | (239) | (195) |
| | | | | |
| **Cash flows from financing activities** | | | | |
| Proceeds from issue of share capital | **-** | 5 | 12 | 306 |
| Share issue expenses | **-** | (5) | - | (11) |
| Proceeds from borrowings | **35** | 29 | 1,105 | 2,774 |
| Repayment of borrowings | **(352)** | (22) | (1,024) | (2,731) |
| Finance costs paid | **(10)** | (23) | (41) | (111) |
| Dividends paid | **(35)** | (6) | (18) | (56) |
| Net cash (outflow) inflow from financing activities | **(362)** | (22) | 33 | 171 |
| | | | | |
| **Net (decrease) increase in cash and cash equivalents** | **(367)** | 64 | 37 | 478 |
| Translation | **-** | (72) | 1 | 47 |
| Cash and cash equivalents at beginning of period | **1,100** | 1,108 | 575 | 575 |
| **Cash and cash equivalents at end of period** | **733** | 1,100 | 613 | 1,100 |
| | | | | |
| **Cash generated from operations** | | | | |
| Profit (loss) before taxation | **244** | 650 | 48 | (121) |
| Adjusted for: | | | | |
| Movement on non-hedge derivatives and other commodity contracts | **(94)** | 306 | 164 | 1,787 |
| Amortisation of tangible assets | **169** | 154 | 127 | 555 |
| Finance costs and unwinding of obligations | **32** | 36 | 25 | 139 |
| Environmental, rehabilitation and other expenditure | **4** | (9) | 2 | (6) |
| Operating special items | **23** | (629) | 6 | (683) |
| Amortisation of intangible assets | **-** | - | 1 | 2 |
| Deferred stripping | **27** | 27 | (32) | (48) |
| Fair value adjustment on option component of convertible bonds | **(48)** | 9 | - | 33 |
| Interest received | **(9)** | (18) | (10) | (54) |
| Share of equity accounted investments' profit | **(22)** | (30) | (23) | (94) |
| Other non-cash movements | **3** | (90) | 8 | (115) |
| Movements in working capital | **(124)** | 72 | (49) | (50) |
| | **205** | 478 | 268 | 1,345 |
| | | | | |
| **Movements in working capital** | | | | |
| Increase in inventories | **(33)** | (35) | (34) | (155) |
| (Increase) decrease in trade and other receivables | **(45)** | 55 | (32) | (45) |
| (Decrease) increase in trade and other payables | **(46)** | 52 | 17 | 150 |
| | **(124)** | 72 | (49) | (50) |

*Rounding of figures may result in computational discrepancies.*



## Group **statement of changes in equity**

| SA Rand million | Share capital & premium | Other capital reserves | Retained earnings | Cash flow hedge reserve | Available for sale reserve | Actuarial (losses) gains | Foreign currency translation reserve | Total | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance at December 2008 | 37,336 | 799 | (22,765) | (1,008) | (18) | (347) | 8,959 | 22,956 | 790 | 23,746 |
| Profit for the period | | | 1 | | | | | 1 | 91 | 92 |
| Comprehensive income | | | | 283 | 80 | | 166 | 529 | 6 | 535 |
| Total comprehensive income | - | - | 1 | 283 | 80 | - | 166 | 530 | 97 | 627 |
| Shares issued | 177 | | | | | | | 177 | | 177 |
| Share-based payment for share awards | | 39 | | | | | | 39 | | 39 |
| Dividends paid | | | (178) | | | | | (178) | | (178) |
| Translation | | (6) | 10 | (7) | (3) | | | (6) | 6 | - |
| **Balance at March 2009** | 37,513 | 832 | (22,932) | (732) | 59 | (347) | 9,125 | 23,518 | 893 | 24,411 |
| | | | | | | | | | | |
| Balance at December 2009 | **39,834** | **1,194** | **(25,739)** | **(174)** | **414** | **(285)** | **6,314** | **21,558** | **966** | **22,524** |
| Profit for the period | | | **1,150** | | | | | **1,150** | **88** | **1,238** |
| Comprehensive income (expense) | | | | **181** | **(44)** | | **(280)** | **(143)** | | **(143)** |
| Total comprehensive income (expense) | - | - | **1,150** | **181** | **(44)** | - | **(280)** | **1,007** | **88** | **1,095** |
| Shares issued | **50** | | | | | | | **50** | | **50** |
| Share-based payment for share awards | | **45** | | | | | | **45** | | **45** |
| Dividends paid | | | **(255)** | | | | | **(255)** | | **(255)** |
| Dividends of subsidiaries | | | | | | | | **-** | **(84)** | **(84)** |
| Translation | | **(2)** | **22** | | **(6)** | | | **14** | **(14)** | **-** |
| **Balance at March 2010** | **39,884** | **1,237** | **(24,822)** | **7** | **364** | **(285)** | **6,034** | **22,419** | **956** | **23,375** |
| | | | | | | | | | | |
| **US Dollar million** | | | | | | | | | | |
| Balance at December 2008 | 5,485 | 85 | (2,361) | (107) | (2) | (37) | (635) | 2,428 | 83 | 2,511 |
| Profit for the Period | | | | | | | | - | 9 | 9 |
| Comprehensive income (expense) | | | | 28 | 8 | | (14) | 22 | 1 | 23 |
| Total comprehensive income (expense) | - | - | - | 28 | 8 | - | (14) | 22 | 10 | 32 |
| Shares issued | 18 | | | | | | | 18 | | 18 |
| Share-based payment for share awards | | 4 | | | | | | 4 | | 4 |
| Dividends paid | | | (18) | | | | | (18) | | (18) |
| Translation | | (2) | (2) | 3 | | 1 | | - | | - |
| **Balance at March 2009** | 5,503 | 87 | (2,381) | (76) | 6 | (36) | (649) | 2,454 | 93 | 2,547 |
| | | | | | | | | | | |
| Balance at December 2009 | **5,805** | **161** | **(2,744)** | **(23)** | **56** | **(38)** | **(317)** | **2,900** | **130** | **3,030** |
| Profit for the period | | | **157** | | | | | **157** | **11** | **168** |
| Comprehensive income (expense) | | | | **24** | **(6)** | | **22** | **40** | | **40** |
| Total comprehensive income (expense) | - | - | **157** | **24** | **(6)** | - | **22** | **197** | **11** | **208** |
| Shares issued | **6** | | | | | | | **6** | | **6** |
| Share-based payment for share awards | | **6** | | | | | | **6** | | **6** |
| Dividends paid | | | **(35)** | | | | | **(35)** | | **(35)** |
| Dividends of subsidiaries | | | | | | | | **-** | **(11)** | **(11)** |
| Translation | | **3** | **(3)** | | **-** | **(1)** | | **(1)** | **1** | **-** |
| **Balance at March 2010** | **5,811** | **170** | **(2,625)** | **1** | **50** | **(39)** | **(295)** | **3,073** | **131** | **3,204** |

*Rounding of figures may result in computational discrepancies.*



# Segmental reporting

**for the quarter ended 31 March 2010**

AngloGold Ashanti implemented IFRS 8 "Operating Segments" with effect from 1 January 2009. AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). As a result of changes in management structure and reporting from 1 January 2010, the CODM has changed its reportable segments. Navachab which was previously included with Southern Africa now forms part of Continental Africa and North and South America have been combined into the Americas. Southern Africa has been renamed to South Africa. Individual members of the Executive Management team are responsible for the geographic regions of the business. Comparative information has been presented on a consistent basis.

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | US Dollar million | | | |
| **Gold income** | | | | | | | | |
| South Africa | **3,083** | 3,469 | 2,889 | 13,625 | **410** | 465 | 292 | 1,665 |
| Continental Africa | **3,082** | 3,920 | 2,390 | 11,723 | **411** | 525 | 241 | 1,435 |
| Australasia | **844** | 848 | 626 | 1,819 | **113** | 113 | 63 | 221 |
| Americas | **1,879** | 1,823 | 1,365 | 6,552 | **250** | 244 | 138 | 805 |
| | 8,888 | 10,060 | 7,270 | 33,719 | 1,184 | 1,346 | 734 | 4,126 |
| Equity accounted investments included above | (666) | (826) | (752) | (2,974) | (89) | (111) | (76) | (358) |
| | 8,222 | 9,234 | 6,518 | 30,745 | 1,095 | 1,236 | 658 | 3,768 |

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | US Dollar million | | | |
| **Gross profit (loss)** | | | | | | | | |
| South Africa | **797** | 242 | 1,119 | (1,778) | **108** | 32 | 113 | (255) |
| Continental Africa | **815** | (74) | (129) | (976) | **110** | (10) | (13) | (116) |
| Australasia | **(24)** | 31 | 41 | (1,325) | **(3)** | 4 | 4 | (168) |
| Americas | **909** | 344 | 349 | 735 | **122** | 46 | 35 | 89 |
| Other | **41** | 86 | 86 | 244 | **5** | 11 | 9 | 28 |
| | 2,538 | 629 | 1,466 | (3,100) | 343 | 83 | 148 | (422) |
| Equity accounted investments included above | (317) | (320) | (364) | (1,309) | (42) | (43) | (37) | (156) |
| | 2,221 | 309 | 1,102 | (4,409) | 301 | 40 | 111 | (578) |

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | US Dollar million | | | |
| **Adjusted gross profit (loss) excluding hedge buy-back costs** | | | | | | | | |
| South Africa | **387** | 880 | 1,621 | 4,556 | **51** | 118 | 164 | 539 |
| Continental Africa | **781** | 920 | 619 | 2,856 | **104** | 123 | 62 | 351 |
| Australasia | **(25)** | 57 | 96 | 473 | **(3)** | 8 | 10 | 56 |
| Americas | **771** | 896 | 706 | 3,181 | **103** | 120 | 71 | 390 |
| Other | **41** | 88 | 85 | 243 | **5** | 11 | 9 | 28 |
| | 1,955 | 2,841 | 3,128 | 11,309 | 260 | 380 | 316 | 1,364 |
| Equity accounted investments included above | (317) | (320) | (364) | (1,308) | (42) | (43) | (37) | (156) |
| | 1,638 | 2,521 | 2,764 | 10,001 | 218 | 337 | 279 | 1,208 |

*Rounding of figures may result in computational discrepancies.*



# **Segmental** reporting (continued)

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar | Dec | Mar | Dec | Mar | Dec | Mar | Dec |
| | 2010 | 2009 | 2009 | 2009 | 2010 | 2009 | 2009 | 2009 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | kg | | | | oz (000) | | | |
| **Gold production** [1] | | | | | | | | |
| South Africa | **11,949** | 13,418 | 14,385 | 55,908 | **384** | 431 | 463 | 1,797 |
| Continental Africa | **11,643** | 12,993 | 11,218 | 49,292 | **374** | 418 | 360 | 1,585 |
| Australasia | **3,552** | 3,331 | 3,041 | 12,477 | **114** | 107 | 98 | 401 |
| Americas | **6,431** | 7,025 | 5,662 | 25,372 | **207** | 226 | 182 | 816 |
| | **33,574** | 36,767 | 34,306 | 143,049 | **1,079** | 1,182 | 1,103 | 4,599 |

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar | Dec | Mar | Dec | Mar | Dec | Mar | Dec |
| | 2010 | 2009 | 2009 | 2009 | 2010 | 2009 | 2009 | 2009 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | US Dollar million | | | |
| **Capital expenditure** [1] | | | | | | | | |
| South Africa | **610** | 931 | 669 | 3,228 | **81** | 121 | 68 | 385 |
| Continental Africa | **204** | 510 | 400 | 1,654 | **27** | 66 | 40 | 198 |
| Australasia | **65** | 60 | 940 | 1,599 | **9** | 8 | 95 | 177 |
| Americas | **393** | 737 | 365 | 2,157 | **52** | 94 | 37 | 258 |
| Other | **11** | 36 | 7 | 88 | **2** | 4 | 1 | 9 |
| | **1,283** | 2,275 | 2,381 | 8,726 | **171** | 293 | 241 | 1,027 |
| Equity accounted investments included above | **(16)** | (33) | 6 | (70) | **(2)** | (4) | 1 | (8) |
| | **1,267** | 2,242 | 2,387 | 8,656 | **169** | 289 | 242 | 1,019 |

| | As at | As at | As at | As at | As at | As at |
|---|---|---|---|---|---|---|
| | Mar | Dec | Mar | Mar | Dec | Mar |
| | 2010 | 2009 | 2009 | 2010 | 2009 | 2009 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | US Dollar million | | |
| **Total assets** | | | | | | |
| South Africa | **18,176** | 19,308 | 19,987 | **2,492** | 2,597 | 2,085 |
| Continental Africa | **28,660** | 29,401 | 26,309 | **3,929** | 3,954 | 2,745 |
| Australasia | **4,208** | 4,494 | 14,053 | **577** | 604 | 1,466 |
| Americas | **14,692** | 14,642 | 16,177 | **2,014** | 1,969 | 1,688 |
| Other | **3,242** | 5,493 | 2,783 | **444** | 740 | 290 |
| | **68,978** | 73,337 | 79,309 | **9,456** | 9,864 | 8,274 |
| Equity accounted investments included above | **(518)** | (567) | (913) | **(71)** | (77) | (96) |
| | **68,459** | 72,770 | 78,396 | **9,385** | 9,787 | 8,178 |

[1] Gold production includes equity accounted investments.

*Rounding of figures may result in computational discrepancies.*



# Notes
## for the quarter ended 31 March 2010

### 1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2010, where applicable. Effective 1 January 2010 the Chief Operating Decision Maker changed the reportable segments. Details are included in Segmental reporting.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2010.

### 2. Revenue

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | **Mar 2010** | Dec 2009 | Mar 2009 | Dec 2009 | **Mar 2010** | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Audited | Unaudited | Unaudited | Unaudited | Audited |
| | SA Rand million | | | | US Dollar million | | | |
| Gold income | **8,222** | 9,234 | 6,518 | 30,745 | **1,095** | 1,236 | 658 | 3,768 |
| By-products (note 3) | **166** | 147 | 208 | 772 | **22** | 20 | 21 | 94 |
| Interest received | **65** | 133 | 97 | 444 | **9** | 18 | 10 | 54 |
| | **8,453** | 9,514 | 6,824 | 31,961 | **1,126** | 1,273 | 689 | 3,916 |

### 3. Cost of sales

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | **Mar 2010** | Dec 2009 | Mar 2009 | Dec 2009 | **Mar 2010** | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Audited | Unaudited | Unaudited | Unaudited | Audited |
| | SA Rand million | | | | US Dollar million | | | |
| Cash operating costs | **(4,713)** | (4,865) | (4,628) | (18,493) | **(628)** | (652) | (467) | (2,234) |
| By-products revenue (note 2) | **166** | 147 | 208 | 772 | **22** | 20 | 21 | 94 |
| By-products cash operating costs | **(60)** | (77) | (96) | (351) | **(8)** | (10) | (10) | (43) |
| | **(4,607)** | (4,795) | (4,516) | (18,072) | **(614)** | (642) | (456) | (2,183) |
| Royalties | **(189)** | (179) | (178) | (699) | **(25)** | (24) | (18) | (84) |
| Other cash costs | **(37)** | (43) | (29) | (134) | **(5)** | (6) | (3) | (16) |
| Total cash costs | **(4,832)** | (5,017) | (4,723) | (18,905) | **(644)** | (671) | (477) | (2,283) |
| Retrenchment costs | **(52)** | (39) | (14) | (110) | **(7)** | (5) | (1) | (14) |
| Rehabilitation and other non-cash costs | **(86)** | 5 | (59) | (182) | **(12)** | 1 | (6) | (22) |
| Production costs | **(4,971)** | (5,050) | (4,796) | (19,197) | **(663)** | (676) | (484) | (2,319) |
| Amortisation of tangible assets | **(1,267)** | (1,152) | (1,261) | (4,615) | **(169)** | (154) | (127) | (555) |
| Amortisation of intangible assets | **(4)** | (4) | (6) | (18) | **-** | - | (1) | (2) |
| Total production costs | **(6,242)** | (6,206) | (6,063) | (23,830) | **(832)** | (830) | (612) | (2,876) |
| Inventory change | **182** | (13) | 442 | 610 | **24** | (2) | 44 | 63 |
| | **(6,060)** | (6,219) | (5,621) | (23,220) | **(807)** | (833) | (568) | (2,813) |

### 4. Gain (loss) on non-hedge derivatives and other commodity contracts

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | **Mar 2010** | Dec 2009 | Mar 2009 | Dec 2009 | **Mar 2010** | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Audited | Unaudited | Unaudited | Unaudited | Audited |
| | SA Rand million | | | | US Dollar million | | | |
| (Loss) gain on realised non-hedge derivatives | **(524)** | (494) | 1,867 | 2,476 | **(69)** | (66) | 189 | 254 |
| Loss on hedge buy-back costs | **-** | - | - | (6,315) | **-** | - | - | (797) |
| Gain (loss) on unrealised non-hedge derivatives | **583** | (2,212) | (1,662) | (8,095) | **82** | (297) | (168) | (990) |
| | **59** | (2,706) | 205 | (11,934) | **13** | (363) | 20 | (1,533) |

*Rounding of figures may result in computational discrepancies.*



## 5. Other operating (expenses) income

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Audited | Unaudited | Unaudited | Unaudited | Audited |
| | SA Rand million | | | | US Dollar million | | | |
| Pension and medical defined benefit provisions | **(24)** | 29 | (24) | (44) | **(3)** | 4 | (2) | (5) |
| Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations | **(32)** | 31 | (26) | (31) | **(5)** | 4 | (3) | (3) |
| Miscellaneous | **-** | (2) | - | (5) | **-** | - | - | - |
| | **(56)** | 58 | (50) | (80) | **(8)** | 8 | (5) | (8) |

## 6. Operating special items

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Audited | Unaudited | Unaudited | Unaudited | Audited |
| | SA Rand million | | | | US Dollar million | | | |
| Indirect tax expenses | **(44)** | (240) | (3) | (219) | **(6)** | (32) | - | (29) |
| Net (impairments) reversals of tangible assets (note 9) | **(81)** | 5,209 | - | 5,115 | **(11)** | 696 | - | 683 |
| Recovery (loss) on consignment stock | **-** | 14 | - | (95) | **-** | 2 | - | (12) |
| Impairment of debtors | **(33)** | - | (63) | (66) | **(4)** | - | (6) | (7) |
| Contract termination fee at Geita Gold Mine | **(5)** | - | - | - | **(1)** | - | - | - |
| Insurance claim recovery | **-** | 54 | - | 54 | **-** | 7 | - | 7 |
| Net (loss) profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 9) | **(11)** | (275) | 6 | 420 | **(2)** | (37) | 1 | 49 |
| | **(174)** | 4,761 | (60) | 5,209 | **(23)** | 636 | (6) | 691 |

## 7. Finance costs and unwinding of obligations

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | US Dollar million | | | |
| Finance costs | **(161)** | (191) | (181) | (863) | **(22)** | (26) | (17) | (105) |
| Unwinding obligations, equity portion of convertible bond and other discounts | **(78)** | (77) | (71) | (283) | **(10)** | (10) | (8) | (34) |
| | **(239)** | (268) | (252) | (1,146) | **(32)** | (36) | (25) | (139) |

## 8. Taxation

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
| | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Audited | Unaudited | Unaudited | Unaudited | Audited |
| | SA Rand million | | | | US Dollar million | | | |
| **South African taxation** | | | | | | | | |
| Mining tax | **-** | (60) | - | (153) | **-** | (8) | - | (19) |
| Non-mining tax | **(95)** | (10) | (30) | (89) | **(13)** | (1) | (3) | (10) |
| (Under) over provision prior year | **(12)** | 7 | (16) | (33) | **(2)** | 1 | (2) | (4) |
| **Deferred taxation:** | | | | | | | | |
| Temporary differences | **108** | (180) | (322) | (535) | **14** | (24) | (33) | (61) |
| Unrealised non-hedge derivatives and other commodity contracts | **(160)** | 204 | 168 | 1,451 | **(22)** | 27 | 17 | 181 |
| Change in estimated deferred tax rate | **29** | 156 | - | 156 | **4** | 21 | - | 21 |
| | **(130)** | 118 | (200) | 797 | **(18)** | 16 | (20) | 108 |
| **Foreign taxation** | | | | | | | | |
| Normal taxation | **(337)** | (335) | (137) | (1,113) | **(45)** | (45) | (14) | (138) |
| Over (under) provision prior year | **2** | 90 | (11) | 50 | **-** | 12 | (1) | 7 |
| **Deferred taxation:** | | | | | | | | |
| Temporary differences | **(92)** | (1,410) | (48) | (1,220) | **(13)** | (188) | (5) | (164) |
| Unrealised non-hedge derivatives and other commodity contracts | **-** | 15 | 13 | 314 | **-** | 2 | 1 | 40 |
| | **(428)** | (1,640) | (183) | (1,969) | **(58)** | (219) | (18) | (255) |
| | **(558)** | (1,522) | (384) | (1,172) | **(76)** | (204) | (39) | (147) |

*Rounding of figures may result in computational discrepancies.*



## 9. Headline earnings (loss)

| | Quarter ended | | Year ended | Quarter ended | | Year ended |
| | Mar 2010 Unaudited | Dec 2009 Unaudited | Mar 2009 Unaudited | Dec 2009 Audited | Mar 2010 Unaudited | Dec 2009 Unaudited | Mar 2009 Unaudited | Dec 2009 Audited |
|---|---|---|---|---|---|---|---|---|
| | SA Rand million | | | | US Dollar million | | | |
| The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss): | | | | | | | | |
| Profit (loss) attributable to equity shareholders | **1,150** | 3,179 | 1 | (2,762) | **157** | 424 | - | (320) |
| Net impairments (reversals) of tangible assets (note 6) | **81** | (5,209) | - | (5,115) | **11** | (696) | - | (683) |
| Net (profit) loss on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 6) | **11** | 275 | (6) | (420) | **2** | 37 | (1) | (49) |
| Impairment of investment in associates and joint ventures | **20** | 75 | 1 | 76 | **3** | 10 | - | 10 |
| Reversal of impairment in associates | **-** | (75) | - | (75) | **-** | (10) | - | (10) |
| Operating special items of associates | **-** | 1 | - | 1 | **-** | - | - | - |
| Taxation on items above - current portion | **-** | (12) | 4 | 145 | **-** | (2) | 1 | 18 |
| Taxation on items above - deferred portion | **(21)** | 1,414 | (1) | 1,360 | **(3)** | 189 | - | 182 |
| | **1,241** | (353) | - | (6,790) | **169** | (48) | - | (852) |

**Cents per share** [1]

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Headline earnings (loss) | **338** | (96) | - | (1,880) | **46** | (13) | - | (236) |

[1] Calculated on the basic weighted average number of ordinary shares.

## 10. Number of shares

| | Quarter ended | | | Year ended |
| | Mar 2010 Unaudited | Dec 2009 Unaudited | Mar 2009 Unaudited | Dec 2009 Audited |
|---|---|---|---|---|
| Authorised number of shares: | | | | |
| Ordinary shares of 25 SA cents each | **600,000,000** | 600,000,000 | 400,000,000 | 600,000,000 |
| E ordinary shares of 25 SA cents each | **4,280,000** | 4,280,000 | 4,280,000 | 4,280,000 |
| A redeemable preference shares of 50 SA cents each | **2,000,000** | 2,000,000 | 2,000,000 | 2,000,000 |
| B redeemable preference shares of 1 SA cent each | **5,000,000** | 5,000,000 | 5,000,000 | 5,000,000 |
| Issued and fully paid number of shares: | | | | |
| Ordinary shares in issue | **362,352,345** | 362,240,669 | 354,135,912 | 362,240,669 |
| E ordinary shares in issue | **3,709,362** | 3,794,998 | 3,927,894 | 3,794,998 |
| Total ordinary shares: | **366,061,707** | 366,035,667 | 358,063,806 | 366,035,667 |
| A redeemable preference shares | **2,000,000** | 2,000,000 | 2,000,000 | 2,000,000 |
| B redeemable preference shares | **778,896** | 778,896 | 778,896 | 778,896 |
| In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration: | | | | |
| Ordinary shares | **362,295,477** | 362,137,200 | 353,635,884 | 356,563,773 |
| E ordinary shares | **3,734,382** | 3,809,476 | 3,940,464 | 3,873,169 |
| Fully vested options | **1,186,849** | 539,666 | 805,303 | 791,353 |
| Weighted average number of shares | **367,216,708** | 366,486,342 | 358,381,651 | 361,228,295 |
| Dilutive potential of share options | **733,901** | 1,205,730 | - | - |
| Diluted number of ordinary shares [1] | **367,950,609** | 367,692,072 | 358,381,651 | 361,228,295 |

[1] The basic and diluted number of ordinary shares is the same for the March 2009 quarter and year ended December 2009 as the effects of shares for performance related options are anti-dilutive.

## 11. Share capital and premium

| | As at | | | As at | | |
| | Mar 2010 Unaudited | Dec 2009 Audited | Mar 2009 Unaudited | Mar 2010 Unaudited | Dec 2009 Audited | Mar 2009 Unaudited |
|---|---|---|---|---|---|---|
| | SA Rand million | | | US Dollar million | | |
| Balance at beginning of period | **40,662** | 38,246 | 38,246 | **5,935** | 5,625 | 5,625 |
| Ordinary shares issued | **43** | 2,438 | 173 | **5** | 312 | 17 |
| E ordinary shares cancelled | **(10)** | (22) | (5) | **(1)** | (2) | (1) |
| Sub-total | **40,695** | 40,662 | 38,414 | **5,939** | 5,935 | 5,642 |
| Redeemable preference shares held within the group | **(313)** | (313) | (313) | **(53)** | (53) | (53) |
| Ordinary shares held within the group | **(205)** | (212) | (269) | **(31)** | (32) | (39) |
| E ordinary shares held within group | **(293)** | (303) | (320) | **(44)** | (45) | (47) |
| Balance at end of period | **39,884** | 39,834 | 37,513 | **5,811** | 5,805 | 5,503 |

*Rounding of figures may result in computational discrepancies.*



## 12. Exchange rates

| | Mar 2010 Unaudited | Dec 2009 Unaudited | Mar 2009 Unaudited |
|---|---|---|---|
| ZAR/USD average for the year to date | **7.50** | 8.39 | 9.90 |
| ZAR/USD average for the quarter | **7.50** | 7.47 | 9.90 |
| ZAR/USD closing | **7.30** | 7.44 | 9.59 |
| | | | |
| ZAR/AUD average for the year to date | **6.78** | 6.56 | 6.58 |
| ZAR/AUD average for the quarter | **6.78** | 6.80 | 6.58 |
| ZAR/AUD closing | **6.68** | 6.67 | 6.60 |
| | | | |
| BRL/USD average for the year to date | **1.80** | 2.00 | 2.31 |
| BRL/USD average for the quarter | **1.80** | 1.74 | 2.31 |
| BRL/USD closing | **1.78** | 1.75 | 2.33 |
| | | | |
| ARS/USD average for the year to date | **3.83** | 3.73 | 3.54 |
| ARS/USD average for the quarter | **3.83** | 3.81 | 3.54 |
| ARS/USD closing | **3.87** | 3.80 | 3.71 |

## 13. Capital commitments

| | Mar 2010 Unaudited | Dec 2009 Audited | Mar 2009 Unaudited | Mar 2010 Unaudited | Dec 2009 Audited | Mar 2009 Unaudited |
|---|---|---|---|---|---|---|
| | SA Rand million | | | US Dollar million | | |
| Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1] | **1,179** | 976 | 1,721 | **162** | 131 | 180 |

[1] Includes capital commitments relating to equity accounted joint ventures.

### Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments.

## 14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 March 2010 are detailed below:

| Contingencies and guarantees | SA Rand million | US Dollar million |
|---|---|---|
| **Contingent liabilities** | | |
| Groundwater pollution [1] | - | - |
| Deep groundwater pollution – South Africa [2] | - | - |
| Sales tax on gold deliveries – Brazil [3] | 554 | 76 |
| Other tax disputes – Brazil [4] | 197 | 27 |
| Indirect taxes – Ghana [5] | 66 | 9 |
| | | |
| **Contingent assets** | | |
| Royalty – Boddington Gold Mine [6] | - | - |
| Insurance claim – Savuka Gold Mine [7] | - | - |
| | | |
| **Financial guarantees** | | |
| Oro Group (Pty) Ltd [8] | 100 | 14 |
| | **917** | **126** |

*Rounding of figures may result in computational discrepancies.*



AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1)  Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions.  The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)  Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields.  Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields.  As a result the Department of Mineral Resources and affected mining companies are involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)  Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export.  AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47m. In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period.  The State of Goiás has appealed to the full board of the State of Goiás tax administrative council.  The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the attributable share of the assessment is approximately $29m. The company believes both assessments are in violation of federal legislation on sales taxes.

(4)  Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $9m.

AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $18m.

(5)  Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $9m during September 2009 following an audit by the tax authorities related to indirect taxes on various items.  Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6)  Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commences on 1 July 2010 and is capped at a total amount of $100m, R744m.

(7)  Insurance claim – On 22 May 2009 an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed $40m, R297m and will be received during the first half of 2010.

(8)  Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $14m, R100m.  The suretyship agreements have a termination notice period of 90 days.



15. **Concentration of risk**

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $42m at 31 March 2010 (31 December 2009: $36m). The last audited value added tax return was for the period ended 31 January 2010 and at the reporting date the audited amount was $36m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.

- Reimbursable fuel duties from the Tanzanian government amounts to $49m at 31 March 2010 (31 December 2009: $48m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $45m have been lodged with the Customs and Excise authorities, whilst claims for refund of $4m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.82%.

16. **Subsequent events**

- During April 2010 AngloGold Ashanti secured a US$1 billion, four-year unsecured revolving credit facility (RCF) from its banking syndicate, to refinance its existing unsecured revolving credit facility that matures in December 2010 and to extend the overall tenor of its statement of financial position. The new RCF, agreed with a group of 16 banks, replaces a three-year facility of US$1.15 billion that was due to mature in December 2010. The RCF carries a margin of 175 basis points above the London Interbank Offered Rate and carries a commitment fee of 40 percent of margin.

- AngloGold Ashanti Limited also announced the pricing of an offering of $1 billion of 10-year and 30-year unsecured notes during April 2010. The offering consisted of $700m of 10-year unsecured notes at a coupon of 5.375%, a premium of 165 basis points over 10 year treasuries and $300m of 30-year unsecured notes at a coupon of 6.50%, a premium of 200 basis points over treasuries. The issue was significantly oversubscribed. The offering closed on 28 April 2010. AngloGold Ashanti estimates that the net proceeds from the offering will be approximately $983m, after deducting discounts and estimated expenses.

17. **Borrowings**

AngloGold Ashanti's borrowings are interest bearing.

18. **Announcements**

On **19 February 2010**, AngloGold Ashanti announced that following discussions with the Environmental Protection Agency of Ghana (EPA), the Iduapriem mine in Ghana had been temporarily suspended to address adverse environmental impacts arising from the current tailings storage facility.

On **24 February 2010**, AngloGold Ashanti announced that Mr Tito Mboweni, the former Governor of the South African Reserve Bank has been appointed, with effect from 1 June 2010, as chairman of AngloGold Ashanti, to succeed Mr Russell Edey, following his retirement as chairman and from the board at the conclusion of the annual general meeting to be held on 7 May 2010.

On **26 March 2010**, AngloGold Ashanti announced that it has entered into a definitive joint venture agreement (JVA) with l'Office des Mines d'Or de Kilo-Moto (OKIMO) relating to the development of the Ashanti Goldfields Kilo (AGK) project in the Democratic Republic of the Congo (DRC) and the transfer of the exploitation permits to AGK. Under the JVA, AngloGold Ashanti and OKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22% interest and OKIMO holds the remaining 13.78%. The JVA provides for the exploitation permits to be transferred from OKIMO to AGK covering an area of approximately 6,000 km$^2$ in the Ituri district in the northeastern DRC. This includes the Mongbwalu project where a mineral resource of approximately 3 million ounces has been identified by previous exploration work and where further exploration and feasibility studies are currently taking place.

Following its announcement of 19 February 2010 of a temporary suspension of operations at the Iduapriem mine, AngloGold Ashanti announced on **30 March 2010** that it had applied for a permit from the EPA for the construction of the tailings facility and expected gold production to resume at Iduapriem in April. The Company was accelerating



the establishment of a water treatment plant and a new tailings storage facility which it aims to commission in the third quarter of 2010 and early 2011 respectively.  In addition, it announced that at its Obuasi mine in Ghana, AngloGold Ashanti had suspended the operation of gold processing pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge.  Details of the strategy have been submitted to the EPA.

On **9 April 2010**, AngloGold Ashanti noted the following investment grade ratings assigned to it:
- Moody's Investors Service : Baa3, Outlook Stable
- Standard & Poor's : BBB-, Outlook Stable

On **21 April 2010**, AngloGold Ashanti announced that it had secured a US$1 billion, four-year unsecured revolving credit facility.

On **21 April 2010**, AngloGold Ashanti announced the appointment of Mr Ferdinand (Fred) Ohene-Kena, the former Ghanaian Minister of Mines and Energy to the board. The appointment becomes effective on 1 June 2010.

On **22 April 2010**, AngloGold Ashanti announced the pricing of an offering of US$1 billion of 10-year and 30-year unsecured notes. The issue was significantly oversubscribed and the offering closed on 28 April 2010.

### 19. Dividend

Final Dividend No. 107 of 70 South African cents or 6.2067 UK pence or 13.22 cedis per ordinary share was paid to registered shareholders on 19 March 2010, while a dividend of 2.079 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day.  On 22 March 2010, holders of Ghanaian Depositary Shares (GhDSs) were paid 0.1322 cedis per GhDS.  Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share.  A dividend of 9.4957 US cents per American Depositary Share (ADS) was paid to holders of American Depositary Receipts (ADRs) on 29 March 2010.  Each ADS represents one ordinary share.

Final Dividend No. E7 of 35 South African cents was paid to holders of E ordinary shares on 19 March 2010, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

By order of the Board

**R P EDEY**
Chairman

**M CUTIFANI**
Chief Executive Officer

5 May 2010



## Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

**A    Headline earnings (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bonds**

|  | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
|  | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
|  | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
|  | SA Rand million | | | | US Dollar million | | | |
| Headline earnings (loss) (note 9) | 1,241 | (353) | - | (6,790) | 169 | (48) | - | (852) |
| (Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4) | (583) | 2,212 | 1,662 | 8,095 | (82) | 297 | 168 | 990 |
| Deferred tax on unrealised non-hedge derivatives and other (note 8) commodity contracts | 160 | (219) | (181) | (1,765) | 22 | (29) | (18) | (221) |
| Fair value adjustment on option component of convertible bond | (356) | 66 | - | 249 | (48) | 9 | - | 33 |
| Adjusted headline earnings (loss) [1] | 463 | 1,706 | 1,482 | (211) | 61 | 228 | 150 | (50) |
| Cost of hedge buy-back net of taxation | - | - | - | 6,006 | - | - | - | 758 |
| Adjusted headline earnings excluding hedge buy-back costs [1] | 463 | 1,706 | 1,482 | 5,795 | 61 | 228 | 150 | 708 |
| **Cents per share [2]** |  |  |  |  |  |  |  |  |
| Adjusted headline earnings (loss) [1] | 126 | 466 | 414 | (58) | 17 | 62 | 42 | (14) |
| Adjusted headline earnings excluding hedge buy-back costs [1] | 126 | 466 | 414 | 1,604 | 17 | 62 | 42 | 196 |

[1] (Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:

 - Open positions:  The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date;  and
 - Settled positions:  The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Adjusted headline earnings (loss) is intended to illustrate earnings after adjusting for:

 - The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
 - Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
 - In addition, during the June 2008 quarter the hedge book was reduced and non-hedge derivative contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m were accelerated and settled.  The impact on earnings after taxation was $916m in 2008 and $758m in 2009.
 - The unrealised fair value change on the option component of the convertible bond;
 - The unrealised fair value change on the onerous uranium contracts; and
 - The unrealised fair value change of the warrents on shares and the embedded derivative.

[2] Calculated on the basic weighted average number of ordinary shares.

**B    Adjusted gross profit**

|  | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|
|  | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
|  | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
|  | SA Rand million | | | | US Dollar million | | | |
| Reconciliation of gross profit (loss) to adjusted gross profit: [1] Gross profit (loss) | 2,221 | 309 | 1,102 | (4,409) | 301 | 40 | 111 | (578) |
| (Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4) | (583) | 2,212 | 1,662 | 8,095 | (82) | 297 | 168 | 990 |
| Adjusted gross profit [1] | 1,638 | 2,521 | 2,764 | 3,686 | 218 | 337 | 279 | 412 |
| Cost of hedge buy-back (note C) | - | - | - | 6,315 | - | - | - | 797 |
| Adjusted gross profit excluding hedge buy-back costs [1] | 1,638 | 2,521 | 2,764 | 10,001 | 218 | 337 | 279 | 1,208 |

[1] Adjusted gross profit  excludes unrealised non-hedge derivatives and other commodity contracts

*Rounding of figures may result in computational discrepancies.*



| | | Quarter ended | | Year ended | | Quarter ended | | Year ended |
| | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | | SA Rand million / Metric | | | | US Dollar million / Imperial | | |
|---|---|---|---|---|---|---|---|---|
| **C**  **Price received** | | | | | | | | |
| Gold income (note 2) | **8,222** | 9,234 | 6,518 | 30,745 | **1,095** | 1,236 | 658 | 3,768 |
| Adjusted for non-controlling interests | **(284)** | (302) | (238) | (1,056) | **(38)** | (44) | (24) | (132) |
| | **7,938** | 8,932 | 6,280 | 29,689 | **1,057** | 1,192 | 634 | 3,636 |
| (Loss) gain on realised non-hedge derivatives (note 4) | **(524)** | (494) | 1,867 | 2,476 | **(69)** | (66) | 189 | 254 |
| Loss on hedge buy-back costs (note 4) | **-** | - | - | (6,315) | **-** | - | - | (797) |
| Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives | **667** | 826 | 752 | 2,975 | **89** | 110 | 76 | 357 |
| Attributable gold income including realised non-hedge derivatives | **8,081** | 9,264 | 8,899 | 28,825 | **1,077** | 1,236 | 899 | 3,450 |
| Attributable gold sold    - kg / - oz (000) | **32,999** | 37,359 | 32,584 | 142,837 | **1,061** | 1,201 | 1,048 | 4,592 |
| Revenue price per unit - R/kg / - $/oz | **244,873** | 247,985 | 273,109 | 201,805 | **1,015** | 1,029 | 858 | 751 |
| Attributable gold income including realised non-hedge derivatives as above | **8,081** | 9,264 | 8,899 | 28,825 | **1,077** | 1,236 | 899 | 3,450 |
| Cost of hedge buy-back (note 4) | **-** | - | - | 6,315 | **-** | - | - | 797 |
| Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs | **8,081** | 9,264 | 8,899 | 35,140 | **1,077** | 1,236 | 899 | 4,247 |
| Attributable gold sold    - kg / - oz (000) | **32,999** | 37,359 | 32,584 | 142,837 | **1,061** | 1,201 | 1,048 | 4,592 |
| Revenue price per unit normalised for hedge buy-back costs - R/kg / - $/oz | **244,873** | 247,985 | 273,109 | 246,048 | **1,015** | 1,029 | 858 | 925 |
| **D**  **Total costs** | | | | | | | | |
| Total cash costs (note 3) | **4,832** | 5,017 | 4,723 | 18,905 | **644** | 671 | 477 | 2,283 |
| Adjusted for non-controlling interests and non-gold producing companies | **(155)** | (121) | (214) | (777) | **(21)** | (16) | (22) | (91) |
| Associates' and equity accounted joint ventures share of total cash costs | **340** | 384 | 347 | 1,412 | **46** | 51 | 35 | 171 |
| **Total cash costs adjusted for non-controlling interests and non-gold producing companies** | **5,017** | 5,280 | 4,856 | 19,540 | **669** | 706 | 490 | 2,363 |
| Retrenchment costs (note 3) | **52** | 39 | 14 | 110 | **7** | 5 | 1 | 14 |
| Rehabilitation and other non-cash costs (note 3) | **86** | (5) | 59 | 182 | **12** | (1) | 6 | 22 |
| Amortisation of tangible assets (note 3) | **1,267** | 1,152 | 1,261 | 4,615 | **169** | 154 | 127 | 555 |
| Amortisation of intangible assets (note 3) | **4** | 4 | 6 | 18 | **-** | - | 1 | 2 |
| Adjusted for non-controlling interests and non-gold producing companies | **(51)** | 9 | (45) | (108) | **(7)** | 2 | (5) | (12) |
| Associate's and equity accounted joint ventures share of production costs | **17** | 80 | 50 | 218 | **2** | 12 | 5 | 26 |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | **6,392** | 6,558 | 6,201 | 24,575 | **852** | 878 | 626 | 2,970 |
| Gold produced - kg / - oz (000) | **33,574** | 36,767 | 34,306 | 143,049 | **1,079** | 1,182 | 1,103 | 4,599 |
| Total cash cost per unit - R/kg / -$/oz | **149,431** | 143,596 | 141,552 | 136,595 | **619** | 598 | 445 | 514 |
| Total production cost per unit - R/kg / -$/oz | **190,374** | 178,379 | 180,751 | 171,795 | **789** | 743 | 568 | 646 |
| **E**  **EBITDA** | | | | | | | | |
| Operating profit (loss) | **1,413** | 4,317 | 391 | (1,859) | **193** | 576 | 39 | (209) |
| Amortisation of tangible assets (note 3) | **1,267** | 1,152 | 1,261 | 4,615 | **169** | 154 | 127 | 555 |
| Amortisation of intangible assets (note 3) | **4** | 4 | 6 | 18 | **-** | - | 1 | 2 |
| Impairment of tangible assets (note 6) | **81** | (5,209) | - | (5,115) | **11** | (696) | - | (683) |
| (Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4) | **(583)** | 2,212 | 1,662 | 8,095 | **(82)** | 297 | 168 | 990 |
| Loss on hedge buy-back costs (note 4) | **-** | - | - | 6,315 | **-** | - | - | 797 |
| RMB derivative contracts buy-back costs | **-** | 331 | - | 728 | **-** | 43 | - | 94 |
| Share of associates' EBITDA | **318** | 348 | 401 | 1,394 | **41** | 47 | 41 | 166 |
| Loss (profit) on disposal and abandonment of assets (note 6) | **11** | 275 | (6) | (420) | **2** | 37 | (1) | (49) |
| | **2,511** | 3,430 | 3,716 | 13,771 | **334** | 458 | 375 | 1,663 |

*Rounding of figures may result in computational discrepancies.*



| | | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
|---|---|---|---|---|---|---|---|---|---|
| | | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 | Mar 2010 | Dec 2009 | Mar 2009 | Dec 2009 |
| | | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | | SA Rand million | | | | US Dollar million | | | |
| **F** | **Interest cover** | | | | | | | | |
| | EBITDA (note E) | 2,511 | 3,430 | 3,716 | 13,771 | 334 | 458 | 375 | 1,663 |
| | Finance costs (note 7) | 161 | 191 | 181 | 863 | 22 | 26 | 17 | 105 |
| | Capitalised finance costs | - | - | 68 | 135 | - | - | 7 | 15 |
| | | 161 | 191 | 249 | 998 | 22 | 26 | 24 | 120 |
| | Interest cover - times | 16 | 18 | 15 | 14 | 15 | 18 | 16 | 14 |
| **G** | **Free cash flow** | | | | | | | | |
| | Net cash inflow from operating activities | 1,326 | 3,610 | 2,427 | 3,781 | 179 | 465 | 243 | 502 |
| | Stay-in-business capital expenditure | (880) | (1,579) | (1,036) | (5,078) | (117) | (203) | (105) | (606) |
| | | 446 | 2,031 | 1,391 | (1,297) | 62 | 262 | 138 | (104) |

| | | As at Mar 2010 | As at Dec 2009 | As at Mar 2009 | As at Mar 2010 | As at Dec 2009 | As at Mar 2009 |
|---|---|---|---|---|---|---|---|
| | | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | | SA Rand million | | | US Dollar million | | |
| **H** | **Net asset value - cents per share** | | | | | | |
| | Total equity | 23,375 | 22,524 | 24,411 | 3,204 | 3,030 | 2,547 |
| | Number of ordinary shares in issue - million (note 10) | 366 | 366 | 358 | 366 | 366 | 358 |
| | Net asset value - cents per share | 6,386 | 6,153 | 6,818 | 875 | 828 | 711 |
| | Total equity | 23,375 | 22,524 | 24,411 | 3,204 | 3,030 | 2,547 |
| | Intangible assets | (1,309) | (1,316) | (1,408) | (180) | (177) | (147) |
| | | 22,066 | 21,208 | 23,003 | 3,024 | 2,853 | 2,400 |
| | Number of ordinary shares in issue - million (note 10) | 366 | 366 | 358 | 366 | 366 | 358 |
| | Net tangible asset value - cents per share | 6,028 | 5,794 | 6,424 | 826 | 779 | 670 |
| **I** | **Net debt** | | | | | | |
| | Borrowings - long-term portion | 4,809 | 4,862 | 9,147 | 659 | 654 | 954 |
| | Borrowings - short-term portion | 7,095 | 9,493 | 9,745 | 973 | 1,277 | 1,017 |
| | Total borrowings | 11,904 | 14,355 | 18,892 | 1,632 | 1,931 | 1,971 |
| | Corporate office lease | (258) | (258) | (259) | (35) | (35) | (27) |
| | Unamortised portion on the convertible bond | 905 | 1,019 | - | 124 | 137 | - |
| | Cash restricted for use | (482) | (481) | (443) | (66) | (65) | (46) |
| | Cash and cash equivalents | (5,346) | (8,176) | (5,874) | (733) | (1,100) | (613) |
| | Net debt | 6,722 | 6,459 | 12,316 | 922 | 868 | 1,285 |

*Rounding of figures may result in computational discrepancies.*



# Key operating results

**PER REGION & OPERATION**

| SA Rand / US Dollar | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| | Capital expenditure - Rm | | | | Capital expenditure - $m | | | |
| **SOUTH AFRICA** | **610** | **931** | **669** | **3,228** | **81** | **121** | **68** | **385** |
| Great Noligwa | 30 | 58 | 39 | 205 | 4 | 8 | 4 | 24 |
| Kopanang | 87 | 145 | 102 | 486 | 12 | 19 | 10 | 58 |
| Moab Khotsong | 167 | 244 | 184 | 874 | 22 | 32 | 19 | 104 |
| Tau Lekoa | 29 | 41 | 29 | 142 | 4 | 5 | 3 | 17 |
| Surface Operations | 1 | 8 | - | 21 | - | 1 | - | 3 |
| Mponeng | 167 | 258 | 196 | 912 | 22 | 34 | 20 | 109 |
| Savuka | 19 | 44 | 21 | 107 | 3 | 5 | 2 | 13 |
| TauTona | 111 | 133 | 98 | 479 | 15 | 17 | 10 | 57 |
| **CONTINENTAL AFRICA** | **204** | **510** | **400** | **1,654** | **27** | **66** | **40** | **198** |
| **Ghana** | | | | | | | | |
| Iduapriem | 7 | 94 | 38 | 235 | 1 | 12 | 4 | 28 |
| Obuasi | 139 | 220 | 265 | 788 | 19 | 29 | 27 | 94 |
| **Guinea** | | | | | | | | |
| Siguiri - Attributable 85% | 6 | 53 | 48 | 187 | 1 | 7 | 5 | 22 |
| **Mali** | | | | | | | | |
| Morila - Attributable 40% | 2 | 1 | 1 | 33 | - | - | - | 4 |
| Sadiola [1] - Attributable 41% | 14 | 19 | 3 | 31 | 2 | 2 | - | 4 |
| Yatela - Attributable 40% | - | 13 | (10) | 5 | - | 2 | (1) | 1 |
| **Namibia** | | | | | | | | |
| Navachab | 17 | 21 | 23 | 164 | 2 | 3 | 2 | 20 |
| **Tanzania** | | | | | | | | |
| Geita | 12 | 69 | 22 | 160 | 2 | 9 | 2 | 19 |
| Non-controlling interests, exploration and other | 7 | 21 | 10 | 51 | - | 2 | 1 | 6 |
| **AUSTRALASIA** | **65** | **60** | **940** | **1,599** | **9** | **8** | **95** | **177** |
| **Australia** | | | | | | | | |
| Sunrise Dam | 42 | 57 | 49 | 259 | 6 | 8 | 5 | 31 |
| Boddington | - | - | 891 | 1,335 | - | - | 90 | 146 |
| Exploration | 23 | 3 | - | 5 | 3 | - | - | - |
| **AMERICAS** | **393** | **737** | **365** | **2,157** | **52** | **94** | **37** | **258** |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia - Attributable 92.5% | 34 | 66 | 15 | 141 | 4 | 8 | 2 | 17 |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineração | 162 | 218 | 123 | 705 | 22 | 28 | 12 | 84 |
| Serra Grande - Attributable 50% | 48 | 73 | 72 | 279 | 6 | 10 | 7 | 33 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 97 | 294 | 79 | 726 | 13 | 37 | 8 | 87 |
| Non-controlling interests, exploration and other | 52 | 85 | 76 | 305 | 7 | 11 | 8 | 38 |
| **OTHER** | **11** | **36** | **7** | **88** | **2** | **4** | **1** | **9** |
| **SUB-TOTAL** | **1,283** | **2,275** | **2,381** | **8,726** | **171** | **293** | **241** | **1,027** |
| Equity accounted investments included above | (16) | (33) | 6 | (70) | (2) | (4) | 1 | (8) |
| **ANGLOGOLD ASHANTI** | **1,267** | **2,242** | **2,387** | **8,656** | **169** | **289** | **242** | **1,019** |

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

*Rounding of figures may result in computational discrepancies.*



# Development

**for the quarter ended 31 March 2010**

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

| Statistics are shown in metric units | Advanced | Sampled | | | | | |
|---|---|---|---|---|---|---|---|
| | metres | Sampled | Ave. orebody | gold | | uranium | |
| | (total) | metres | thickness (cm) | Ave. g/t | Ave. cm.g/t | Ave. kg/t | Ave. cm.kg/t |
| **SOUTH AFRICA** | | | | | | | |
| **VAAL RIVER** | | | | | | | |
| **Great Noligwa** | | | | | | | |
| C reef | 138 | - | - | - | - | - | - |
| Vaal reef | 558 | - | - | - | - | - | - |
| **Kopanang** | | | | | | | |
| Vaal reef | 6,006 | 736 | 28.4 | 42.39 | 1,204 | 2.20 | 65 |
| **Moab Khotsong** | | | | | | | |
| Vaal reef | 4,884 | 530 | 138.2 | 22.79 | 3,149 | 1.09 | 154 |
| **Tau Lekoa** | | | | | | | |
| Ventersdorp Contact reef | 2,100 | 168 | 66.2 | 8.38 | 555 | 0.04 | 3 |
| **WEST WITS** | | | | | | | |
| **Mponeng** | | | | | | | |
| Ventersdorp Contact reef | 4,215 | 440 | 65.3 | 35.94 | 2,347 | - | - |
| **Tau Tona** | | | | | | | |
| Ventersdorp Contact reef | 107 | - | - | - | - | - | - |
| Carbon Leader reef | 1,949 | 60 | 15.8 | 202.34 | 3,197 | 1.43 | 23 |
| **CONTINENTAL AFRICA** | | | | | | | |
| **Obuasi** | 4,735 | 1,630 | 450.0 | 7.35 | - | - | - |
| **AUSTRALASIA** | | | | | | | |
| **Sunrise Dam** | 372 | 372 | - | 3.88 | - | - | - |
| **AMERICAS** | | | | | | | |
| **Brasil Mineração** | | | | | | | |
| Mina de Cuiabá | 1,299 | 437 | 1,558.0 | 8.93 | - | - | - |
| Córrego do Sitio | 1,440 | 193 | - | 3.58 | - | - | - |
| Lamego | 1,080 | - | 60.0 | - | - | - | - |
| **Serra Grande** | | | | | | | |
| Mina III | 1,544 | 1,464 | 300.0 | 3.71 | - | - | - |
| Mina Nova | 109 | - | - | - | - | - | - |
| Palmeiras | 1,127 | 310 | 200.0 | 6.04 | - | - | - |
| Pequizão | 367 | 367 | 200.0 | 7.48 | - | - | - |

| Statistics are shown in imperial units | Advanced | Sampled | | | | | |
|---|---|---|---|---|---|---|---|
| | feet | Sampled | Ave. orebody | gold | | uranium | |
| | (total) | feet | thickness (inches) | Ave. oz/t | Ave. ft.oz/t | Ave. lb/t | Ave. ft.lb/t |
| **SOUTH AFRICA** | | | | | | | |
| **VAAL RIVER** | | | | | | | |
| **Great Noligwa** | | | | | | | |
| C reef | 454 | - | - | - | - | - | - |
| Vaal reef | 1,829 | - | - | - | - | - | - |
| **Kopanang** | | | | | | | |
| Vaal reef | 19,703 | 2,415 | 11.2 | 1.24 | 1.15 | 4.40 | 4.10 |
| **Moab Khotsong** | | | | | | | |
| Vaal reef | 16,024 | 1,739 | 54.4 | 0.66 | 3.01 | 2.18 | 9.88 |
| **Tau Lekoa** | | | | | | | |
| Ventersdorp Contact reef | 6,890 | 551 | 26.1 | 0.24 | 0.53 | 0.08 | 0.17 |
| **WEST WITS** | | | | | | | |
| **Mponeng** | | | | | | | |
| Ventersdorp Contact reef | 13,829 | 1,444 | 25.7 | 1.05 | 2.25 | - | - |
| **Tau Tona** | | | | | | | |
| Ventersdorp Contact reef | 350 | - | - | - | - | - | - |
| Carbon Leader reef | 6,395 | 197 | 6.2 | 5.90 | 3.06 | 2.86 | 1.48 |
| **CONTINENTAL AFRICA** | | | | | | | |
| **Obuasi** | 15,536 | 5,346 | 177.2 | 0.21 | - | - | - |
| **AUSTRALASIA** | | | | | | | |
| **Sunrise Dam** | 1,220 | 1,220 | - | 0.11 | - | - | - |
| **AMERICAS** | | | | | | | |
| **Brasil Mineração** | | | | | | | |
| Mina de Cuiabá | 4,262 | 1,434 | 613.4 | 0.26 | - | - | - |
| Córrego do Sitio | 4,724 | 632 | - | 0.10 | - | - | - |
| Lamego | 3,542 | - | 23.6 | - | - | - | - |
| **Serra Grande** | | | | | | | |
| Mina III | 5,067 | 4,803 | 118.1 | 0.11 | - | - | - |
| Mina Nova | 358 | - | - | - | - | - | - |
| Palmeiras | 3,696 | 1,017 | 78.7 | 0.18 | - | - | - |
| Pequizão | 1,203 | 1,204 | 78.7 | 0.22 | - | - | - |



## Key **operating results**

**PER REGION & OPERATION**

| Metric | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| | Yield - g/t | | | | Gold produced - kg | | | |
| **SOUTH AFRICA** | | | | | **11,949** | **13,418** | **14,385** | **55,908** |
| Great Noligwa | 5.53 | 5.57 | 5.37 | 5.73 | 908 | 1,044 | 1,349 | 4,914 |
| Kopanang | 6.02 | 7.57 | 6.21 | 6.74 | 2,183 | 3,177 | 2,409 | 10,481 |
| Moab Khotsong | 8.58 | 8.88 | 9.48 | 9.36 | 1,956 | 2,260 | 2,028 | 7,686 |
| Tau Lekoa | 3.27 | 3.59 | 3.56 | 3.32 | 833 | 1,044 | 962 | 3,852 |
| Mponeng | 7.77 | 8.27 | 9.58 | 8.66 | 3,584 | 3,938 | 3,967 | 16,159 |
| Savuka | 2.41 | 3.91 | 5.33 | 5.45 | 43 | 63 | 432 | 924 |
| TauTona [1] | 6.46 | 7.11 | 7.61 | 7.29 | 1,383 | 765 | 1,822 | 6,800 |
| Surface Operations | 0.44 | 0.47 | 0.59 | 0.53 | 1,058 | 1,127 | 1,416 | 5,092 |
| **CONTINENTAL AFRICA** | | | | | **11,643** | **12,993** | **11,218** | **49,292** |
| **Ghana** | | | | | | | | |
| Iduapriem | 1.56 | 1.81 | 1.71 | 1.72 | 637 | 1,693 | 1,147 | 5,909 |
| Obuasi [1] | 5.54 | 5.52 | 4.45 | 5.18 | 3,039 | 3,024 | 2,862 | 11,861 |
| **Guinea** | | | | | | | | |
| Siguiri - Attributable 85% | 1.04 | 1.06 | 1.19 | 1.11 | 2,265 | 2,396 | 2,499 | 9,836 |
| **Mali** | | | | | | | | |
| Morila - Attributable 40% | 1.99 | 2.25 | 2.92 | 2.47 | 779 | 957 | 1,228 | 4,251 |
| Sadiola [2] - Attributable 41% | 2.12 | 2.12 | 3.12 | 2.52 | 929 | 991 | 1,113 | 4,187 |
| Yatela [3] - Attributable 40% | 1.86 | 3.91 | 2.73 | 3.62 | 840 | 872 | 421 | 2,768 |
| **Namibia** | | | | | | | | |
| Navachab | 2.09 | 1.97 | 1.61 | 1.58 | 557 | 526 | 569 | 2,014 |
| **Tanzania** | | | | | | | | |
| Geita | 2.15 | 2.09 | 1.50 | 1.89 | 2,598 | 2,534 | 1,379 | 8,466 |
| **AUSTRALASIA** | | | | | **3,552** | **3,331** | **3,041** | **12,477** |
| **Australia** | | | | | | | | |
| Sunrise Dam [4] | 3.72 | 3.03 | 2.78 | 2.87 | 3,552 | 3,331 | 3,041 | 12,477 |
| **AMERICAS** | | | | | **6,431** | **7,025** | **5,662** | **25,372** |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 6.37 | 6.12 | 6.98 | 6.51 | 1,460 | 1,448 | 1,476 | 5,980 |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineração [1] | 7.36 | 7.28 | 6.43 | 7.02 | 2,548 | 3,019 | 2,121 | 10,229 |
| Serra Grande [1] - Attributable 50% | 4.34 | 5.83 | 3.65 | 4.72 | 627 | 826 | 328 | 2,396 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor [3] | 0.47 | 0.46 | 0.46 | 0.46 | 1,796 | 1,731 | 1,736 | 6,768 |
| **ANGLOGOLD ASHANTI** | | | | | **33,574** | **36,767** | **34,306** | **143,049** |
| Underground Operations | 6.22 | 6.68 | 6.22 | 6.41 | 17,414 | 19,435 | 18,857 | 76,532 |
| Surface and Dump Reclamation | 0.47 | 0.48 | 0.56 | 0.51 | 1,276 | 1,476 | 1,824 | 6,481 |
| Open-pit Operations | 2.05 | 1.98 | 1.99 | 1.96 | 12,161 | 13,128 | 11,406 | 50,041 |
| Heap Leach Operations [5] | 0.56 | 0.72 | 0.57 | 0.65 | 2,723 | 2,728 | 2,219 | 9,995 |
| | | | | | **33,574** | **36,767** | **34,306** | **143,049** |

[1] The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande represents underground operations.
[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

[3] The yield of Yatela and Cripple Creek & Victor reflects gold placed / tonnes placed.
[4] The yield of Sunrise Dam represents open-pit operations.
[5] The yield is calculated on gold placed into leach pad placed on to leach pad.

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

**PER REGION & OPERATION**

| Metric | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| | Productivity per employee - g | | | | Gold sold - kg | | | |
| **SOUTH AFRICA** | **145** | **165** | **185** | **177** | **11,383** | **13,381** | **13,142** | **55,737** |
| Great Noligwa | 81 | 77 | 96 | 89 | 903 | 1,021 | 1,256 | 4,892 |
| Kopanang | 134 | 212 | 160 | 175 | 2,183 | 3,108 | 2,253 | 10,413 |
| Moab Khotsong | 144 | 193 | 202 | 180 | 1,926 | 2,219 | 1,903 | 7,644 |
| Tau Lekoa | 92 | 116 | 107 | 107 | 832 | 1,021 | 901 | 3,829 |
| Mponeng | 222 | 241 | 256 | 252 | 3,234 | 4,029 | 3,543 | 16,163 |
| Savuka | 13 | 21 | 132 | 74 | 40 | 64 | 369 | 925 |
| TauTona | 121 | 64 | 179 | 161 | 1,213 | 818 | 1,590 | 6,804 |
| Surface Operations | 917 | 1,608 | 1,997 | 1,812 | 1,053 | 1,102 | 1,327 | 5,066 |
| **CONTINENTAL AFRICA** | **355** | **392** | **360** | **381** | **11,709** | **13,951** | **11,022** | **49,475** |
| **Ghana** | | | | | | | | |
| Iduapriem | 228 | 611 | 453 | 549 | 894 | 1,718 | 1,292 | 5,921 |
| Obuasi | 216 | 208 | 213 | 209 | 3,126 | 3,203 | 2,805 | 12,035 |
| **Guinea** | | | | | | | | |
| Siguiri - Attributable 85% | 497 | 520 | 617 | 547 | 2,239 | 2,622 | 2,346 | 9,590 |
| **Mali** | | | | | | | | |
| Morila - Attributable 40% | 1,152 | 1,479 | 938 | 1,266 | 759 | 1,129 | 1,153 | 4,341 |
| Sadiola [1] - Attributable 41% | 537 | 645 | 791 | 720 | 911 | 1,099 | 1,076 | 4,329 |
| Yatela - Attributable 40% | 1,193 | 1,264 | 560 | 958 | 814 | 931 | 414 | 2,826 |
| **Namibia** | | | | | | | | |
| Navachab | 282 | 284 | 368 | 290 | 530 | 538 | 573 | 1,984 |
| **Tanzania** | | | | | | | | |
| Geita | 417 | 390 | 226 | 338 | 2,436 | 2,713 | 1,363 | 8,449 |
| **AUSTRALASIA** | **2,450** | **2,330** | **2,304** | **2,287** | **3,515** | **3,474** | **2,945** | **12,317** |
| **Australia** | | | | | | | | |
| Sunrise Dam | 2,450 | 2,330 | 2,304 | 2,287 | 3,515 | 3,474 | 2,945 | 12,317 |
| **AMERICAS** | **720** | **700** | **616** | **659** | **6,391** | **6,552** | **5,474** | **25,308** |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 697 | 690 | 702 | 710 | 1,305 | 1,175 | 1,106 | 5,991 |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineração | 567 | 531 | 429 | 481 | 2,560 | 2,906 | 2,158 | 10,117 |
| Serra Grande - Attributable 50% | 536 | 723 | 305 | 544 | 640 | 782 | 421 | 2,445 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 1,528 | 1,548 | 1,621 | 1,538 | 1,887 | 1,689 | 1,789 | 6,755 |
| **ANGLOGOLD ASHANTI** | **268** | **292** | **287** | **292** | **32,999** | **37,359** | **32,584** | **142,837** |

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

*Rounding of figures may result in computational discrepancies.*



# Key **operating results**

**PER REGION & OPERATION**

| SA Rand / Metric | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| | Total cash costs - R/kg | | | | Total production costs - R/kg | | | |
| **SOUTH AFRICA** | **151,186** | **136,761** | **109,087** | **123,401** | **209,205** | **178,845** | **150,836** | **163,770** |
| Great Noligwa | 228,300 | 243,647 | 186,735 | 211,048 | 306,829 | 299,374 | 249,489 | 264,016 |
| Kopanang | 141,068 | 96,085 | 107,584 | 107,580 | 208,975 | 134,571 | 166,235 | 155,744 |
| Moab Khotsong | 138,531 | 117,467 | 93,120 | 111,662 | 241,896 | 202,773 | 168,658 | 194,532 |
| Tau Lekoa | 218,156 | 175,943 | 188,797 | 191,184 | 223,101 | 168,412 | 231,027 | 201,203 |
| Mponeng | 106,198 | 95,372 | 77,520 | 86,928 | 138,312 | 115,109 | 94,484 | 105,562 |
| Savuka | 1,517,849 | 975,068 | 143,876 | 295,800 | 2,205,193 | 1,256,025 | 176,681 | 367,668 |
| TauTona | 188,082 | 346,655 | 122,643 | 147,668 | 269,098 | 479,619 | 173,718 | 210,794 |
| Surface Operations | 125,192 | 110,207 | 66,734 | 89,867 | 135,242 | 112,168 | 71,151 | 93,700 |
| | | | | | | | | |
| **CONTINENTAL AFRICA** | **151,942** | **159,820** | **188,046** | **162,309** | **185,017** | **191,688** | **222,110** | **192,988** |
| **Ghana** | | | | | | | | |
| Iduapriem | 190,882 | 123,630 | 170,086 | 137,397 | 241,604 | 143,945 | 190,908 | 154,038 |
| Obuasi | 134,933 | 136,172 | 222,941 | 170,861 | 170,571 | 182,052 | 273,155 | 215,305 |
| **Guinea** | | | | | | | | |
| Siguiri - Attributable 85% | 136,885 | 152,730 | 156,700 | 139,036 | 153,897 | 169,839 | 173,970 | 159,275 |
| **Mali** | | | | | | | | |
| Morila - Attributable 40% | 149,020 | 157,585 | 131,403 | 140,981 | 160,461 | 182,675 | 143,832 | 155,936 |
| Sadiola [1] - Attributable 41% | 137,326 | 153,896 | 100,400 | 128,920 | 141,701 | 181,463 | 123,397 | 151,233 |
| Yatela - Attributable 40% | 114,328 | 91,723 | 174,214 | 98,617 | 118,553 | 125,839 | 194,766 | 121,069 |
| **Namibia** | | | | | | | | |
| Navachab | 158,176 | 175,352 | 145,453 | 165,298 | 178,444 | 163,946 | 163,586 | 177,190 |
| **Tanzania** | | | | | | | | |
| Geita | 199,666 | 253,398 | 323,980 | 251,419 | 244,731 | 291,177 | 392,313 | 296,126 |
| | | | | | | | | |
| **AUSTRALASIA** | **224,450** | **207,318** | **189,206** | **175,584** | **244,516** | **231,129** | **232,961** | **205,027** |
| **Australia** | | | | | | | | |
| Sunrise Dam | 216,864 | 200,811 | 182,648 | 171,100 | 236,354 | 223,993 | 225,777 | 199,918 |
| | | | | | | | | |
| **AMERICAS** | **95,906** | **92,559** | **111,766** | **93,832** | **130,984** | **128,504** | **153,882** | **132,089** |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 94,137 | 81,425 | 127,374 | 96,642 | 123,554 | 119,975 | 162,697 | 131,823 |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineração | 88,937 | 100,737 | 91,588 | 88,765 | 126,130 | 131,656 | 139,410 | 127,982 |
| Serra Grande - Attributable 50% | 109,099 | 81,045 | 158,853 | 107,311 | 156,119 | 114,390 | 205,445 | 142,878 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 116,558 | 100,989 | 106,971 | 100,315 | 143,494 | 124,846 | 141,245 | 127,226 |
| | | | | | | | | |
| **ANGLOGOLD ASHANTI** | **149,431** | **143,596** | **141,552** | **136,595** | **190,374** | **178,379** | **180,751** | **171,795** |

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

**PER REGION & OPERATION**

| SA Rand | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| | Adjusted gross profit (loss) - Rm | | | | Adjusted gross profit (loss) excluding hedge buy-back costs - Rm | | | |
| **SOUTH AFRICA** | **387** | **880** | **1,621** | **2,371** | **387** | **880** | **1,621** | **4,556** |
| Great Noligwa | (58) | (56) | 35 | (270) | (58) | (56) | 35 | (86) |
| Kopanang | 81 | 345 | 247 | 535 | 81 | 345 | 247 | 926 |
| Moab Khotsong | 7 | 94 | 202 | 136 | 7 | 94 | 202 | 395 |
| Tau Lekoa | 18 | 78 | 39 | 22 | 18 | 78 | 39 | 168 |
| Mponeng | 342 | 524 | 628 | 1,633 | 342 | 524 | 628 | 2,265 |
| Savuka | (84) | (63) | 39 | (113) | (84) | (63) | 39 | (108) |
| TauTona | (32) | (186) | 163 | (150) | (32) | (186) | 163 | 226 |
| Surface Operations | 114 | 145 | 267 | 578 | 114 | 145 | 267 | 770 |
| **CONTINENTAL AFRICA** | **781** | **920** | **619** | **486** | **781** | **920** | **619** | **2,856** |
| **Ghana** | | | | | | | | |
| Iduapriem | 18 | 193 | 98 | 295 | 18 | 193 | 98 | 538 |
| Obuasi | 224 | 194 | (7) | (281) | 224 | 194 | (7) | 332 |
| **Guinea** | | | | | | | | |
| Siguiri - Attributable 85% | 188 | 223 | 218 | (223) | 188 | 223 | 218 | 766 |
| **Mali** | | | | | | | | |
| Morila - Attributable 40% [1] | 81 | 99 | 166 | 462 | 81 | 99 | 166 | 462 |
| Sadiola - Attributable 41% [1 and 2] | 115 | 92 | 166 | 470 | 115 | 92 | 166 | 470 |
| Yatela - Attributable 40% [1] | 122 | 129 | 32 | 376 | 122 | 129 | 32 | 376 |
| **Namibia** | | | | | | | | |
| Navachab | 33 | 39 | 62 | 43 | 33 | 39 | 62 | 138 |
| **Tanzania** | | | | | | | | |
| Geita | 10 | (96) | (164) | (833) | 10 | (96) | (164) | (403) |
| Non-controlling interests, exploration and other | (10) | 46 | 48 | 177 | (10) | 46 | 48 | 177 |
| **AUSTRALASIA** | **(25)** | **57** | **96** | **(112)** | **(25)** | **57** | **96** | **473** |
| **Australia** | | | | | | | | |
| Sunrise Dam | 4 | 81 | 118 | (48) | 4 | 81 | 118 | 537 |
| Exploration and other | (29) | (24) | (22) | (64) | (29) | (24) | (22) | (64) |
| **AMERICAS** | **771** | **896** | **706** | **2,006** | **771** | **896** | **706** | **3,181** |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 139 | 142 | 104 | 385 | 139 | 142 | 104 | 607 |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineração | 293 | 341 | 288 | 736 | 293 | 341 | 288 | 1,231 |
| Serra Grande - Attributable 50% | 58 | 104 | 38 | 105 | 58 | 104 | 38 | 253 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 200 | 207 | 229 | 513 | 200 | 207 | 229 | 804 |
| Non-controlling interests, exploration and other | 81 | 101 | 47 | 266 | 81 | 101 | 47 | 286 |
| **OTHER** | **41** | **88** | **85** | **244** | **41** | **88** | **85** | **243** |
| **SUB-TOTAL** | **1,955** | **2,841** | **3,128** | **4,995** | **1,955** | **2,841** | **3,128** | **11,309** |
| Equity accounted investments included above | (317) | (320) | (364) | (1,309) | (317) | (320) | (364) | (1,308) |
| **ANGLOGOLD ASHANTI** | **1,638** | **2,521** | **2,764** | **3,686** | **1,638** | **2,521** | **2,764** | **10,001** |

[1] Equity accounted investments.

[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

*Rounding of figures may result in computational discrepancies.*



# Key **operating results**

**PER REGION & OPERATION**

| | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| **Imperial** | Yield - oz/t | | | | Gold produced - oz (000) | | | |
| | | | | | | | | |
| **SOUTH AFRICA** | | | | | **384** | **431** | **463** | **1,797** |
| Great Noligwa | 0.161 | 0.162 | 0.157 | 0.167 | 29 | 34 | 43 | 158 |
| Kopanang | 0.176 | 0.221 | 0.181 | 0.197 | 70 | 102 | 77 | 336 |
| Moab Khotsong | 0.250 | 0.259 | 0.276 | 0.273 | 63 | 73 | 65 | 247 |
| Tau Lekoa | 0.095 | 0.105 | 0.104 | 0.097 | 27 | 34 | 31 | 124 |
| Mponeng | 0.227 | 0.241 | 0.279 | 0.253 | 115 | 127 | 128 | 520 |
| Savuka | 0.070 | 0.114 | 0.156 | 0.159 | 1 | 2 | 14 | 30 |
| TauTona [1] | 0.189 | 0.207 | 0.222 | 0.213 | 44 | 25 | 59 | 218 |
| Surface Operations | 0.013 | 0.014 | 0.017 | 0.015 | 34 | 36 | 46 | 164 |
| | | | | | | | | |
| **CONTINENTAL AFRICA** | | | | | **374** | **418** | **360** | **1,585** |
| **Ghana** | | | | | | | | |
| Iduapriem | 0.045 | 0.053 | 0.050 | 0.050 | 20 | 54 | 37 | 190 |
| Obuasi [1] | 0.162 | 0.161 | 0.130 | 0.151 | 98 | 97 | 92 | 381 |
| **Guinea** | | | | | | | | |
| Siguiri - Attributable 85% | 0.030 | 0.031 | 0.035 | 0.032 | 73 | 77 | 80 | 316 |
| **Mali** | | | | | | | | |
| Morila - Attributable 40% | 0.058 | 0.066 | 0.085 | 0.072 | 25 | 31 | 39 | 137 |
| Sadiola [2] - Attributable 41% | 0.062 | 0.062 | 0.091 | 0.074 | 30 | 32 | 36 | 135 |
| Yatela [3] - Attributable 40% | 0.054 | 0.114 | 0.080 | 0.106 | 27 | 28 | 14 | 89 |
| **Namibia** | | | | | | | | |
| Navachab | 0.061 | 0.058 | 0.047 | 0.046 | 18 | 17 | 18 | 65 |
| **Tanzania** | | | | | | | | |
| Geita | 0.063 | 0.061 | 0.044 | 0.055 | 84 | 81 | 44 | 272 |
| | | | | | | | | |
| **AUSTRALASIA** | | | | | **114** | **107** | **98** | **401** |
| **Australia** | | | | | | | | |
| Sunrise Dam [4] | 0.108 | 0.088 | 0.081 | 0.084 | 114 | 107 | 98 | 401 |
| | | | | | | | | |
| **AMERICAS** | | | | | **207** | **226** | **182** | **816** |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 0.186 | 0.178 | 0.203 | 0.190 | 47 | 47 | 47 | 192 |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineração [1] | 0.215 | 0.212 | 0.187 | 0.205 | 82 | 97 | 68 | 329 |
| Serra Grande [1] - Attributable 50% | 0.126 | 0.170 | 0.106 | 0.138 | 20 | 27 | 11 | 77 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor [3] | 0.014 | 0.013 | 0.013 | 0.013 | 58 | 56 | 56 | 218 |
| | | | | | | | | |
| **ANGLOGOLD ASHANTI** | | | | | **1,079** | **1,182** | **1,103** | **4,599** |
| | | | | | | | | |
| Undergound Operations | 0.181 | 0.195 | 0.181 | 0.187 | 560 | 625 | 606 | 2,461 |
| Surface and Dump Reclamation | 0.014 | 0.014 | 0.016 | 0.015 | 41 | 47 | 59 | 208 |
| Open-pit Operations | 0.060 | 0.058 | 0.058 | 0.057 | 391 | 422 | 367 | 1,609 |
| Heap leach Operations [5] | 0.016 | 0.021 | 0.017 | 0.019 | 87 | 88 | 71 | 321 |
| | | | | | | | | |
| | | | | | **1,079** | **1,182** | **1,103** | **4,599** |

[1] The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande represents underground operations.
[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

[3] The yield of Yatela and Cripple Creek & Victor reflects gold placed / tonnes placed.
[4] The yield of Sunrise Dam represents open-pit operations.
[5] The yield is calculated on gold placed into leach pad placed on to leach pad.

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

**PER REGION & OPERATION**

| Imperial | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| | Productivity per employee - oz | | | | Gold sold - oz (000) | | | |
| **SOUTH AFRICA** | **4.67** | **5.31** | **5.95** | **5.70** | **366** | **430** | **423** | **1,792** |
| Great Noligwa | 2.61 | 2.48 | 3.08 | 2.86 | 29 | 33 | 40 | 157 |
| Kopanang | 4.30 | 6.82 | 5.16 | 5.63 | 70 | 100 | 72 | 335 |
| Moab Khotsong | 4.63 | 6.19 | 6.51 | 5.79 | 62 | 71 | 61 | 246 |
| Tau Lekoa | 2.94 | 3.72 | 3.43 | 3.43 | 27 | 33 | 29 | 123 |
| Mponeng | 7.14 | 7.76 | 8.24 | 8.11 | 104 | 130 | 114 | 520 |
| Savuka | 0.42 | 0.68 | 4.24 | 2.38 | 1 | 2 | 12 | 30 |
| TauTona | 3.89 | 2.06 | 5.76 | 5.16 | 39 | 26 | 51 | 219 |
| Surface Operations | 29.48 | 51.69 | 64.20 | 58.27 | 34 | 35 | 43 | 163 |
| **CONTINENTAL AFRICA** | **11.43** | **12.61** | **11.58** | **12.23** | **376** | **448** | **354** | **1,591** |
| **Ghana** | | | | | | | | |
| Iduapriem | 7.34 | 19.65 | 14.55 | 17.63 | 29 | 55 | 42 | 190 |
| Obuasi | 6.93 | 6.69 | 6.84 | 6.72 | 101 | 103 | 90 | 387 |
| **Guinea** | | | | | | | | |
| Siguiri - Attributable 85% | 15.99 | 16.73 | 19.85 | 17.58 | 72 | 84 | 75 | 308 |
| **Mali** | | | | | | | | |
| Morila - Attributable 40% | 37.04 | 47.55 | 30.14 | 40.70 | 24 | 36 | 37 | 140 |
| Sadiola [1] - Attributable 41% | 17.26 | 20.75 | 25.42 | 23.14 | 29 | 35 | 35 | 139 |
| Yatela - Attributable 40% | 38.36 | 40.65 | 17.99 | 30.80 | 26 | 30 | 13 | 91 |
| **Namibia** | | | | | | | | |
| Navachab | 9.06 | 9.14 | 11.83 | 9.33 | 17 | 17 | 18 | 64 |
| **Tanzania** | | | | | | | | |
| Geita | 13.41 | 12.55 | 7.25 | 10.87 | 78 | 87 | 44 | 272 |
| **AUSTRALASIA** | **78.77** | **74.90** | **74.06** | **73.52** | **113** | **112** | **95** | **396** |
| **Australia** | | | | | | | | |
| Sunrise Dam | 78.77 | 74.90 | 74.06 | 73.52 | 113 | 112 | 95 | 396 |
| **AMERICAS** | **23.15** | **22.49** | **19.80** | **21.18** | **206** | **211** | **176** | **813** |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 22.40 | 22.18 | 22.56 | 22.83 | 42 | 38 | 36 | 193 |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineração | 18.23 | 17.09 | 13.80 | 15.45 | 82 | 93 | 69 | 325 |
| Serra Grande - Attributable 50% | 17.24 | 23.25 | 9.80 | 17.51 | 21 | 25 | 14 | 79 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 49.11 | 49.78 | 52.12 | 49.46 | 61 | 54 | 58 | 217 |
| **ANGLOGOLD ASHANTI** | **8.61** | **9.40** | **9.23** | **9.40** | **1,061** | **1,201** | **1,048** | **4,592** |

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

*Rounding of figures may result in computational discrepancies.*



# Key **operating results**

**PER REGION & OPERATION**

| US Dollar / Imperial | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| | Total cash costs - $/oz | | | | Total production costs - $/oz | | | |
| **SOUTH AFRICA** | **626** | **569** | **343** | **466** | **867** | **744** | **474** | **617** |
| Great Noligwa | 946 | 1,014 | 587 | 794 | 1,272 | 1,246 | 784 | 990 |
| Kopanang | 585 | 400 | 338 | 406 | 867 | 560 | 522 | 586 |
| Moab Khotsong | 574 | 489 | 292 | 424 | 1,003 | 844 | 530 | 737 |
| Tau Lekoa | 904 | 732 | 593 | 718 | 925 | 701 | 726 | 749 |
| Mponeng | 440 | 397 | 244 | 329 | 573 | 479 | 297 | 399 |
| Savuka | 6,263 | 4,062 | 452 | 1,115 | 9,123 | 5,231 | 555 | 1,387 |
| TauTona | 779 | 1,443 | 385 | 559 | 1,115 | 1,997 | 546 | 797 |
| Surface Operations | 518 | 459 | 210 | 341 | 559 | 467 | 223 | 355 |
| **CONTINENTAL AFRICA** | **630** | **668** | **584** | **608** | **767** | **793** | **688** | **720** |
| **Ghana** | | | | | | | | |
| Iduapriem | 791 | 515 | 535 | 516 | 1,003 | 599 | 600 | 579 |
| Obuasi | 559 | 567 | 701 | 630 | 707 | 758 | 858 | 796 |
| **Guinea** | | | | | | | | |
| Siguiri - Attributable 85% | 567 | 636 | 492 | 519 | 638 | 707 | 547 | 595 |
| **Mali** | | | | | | | | |
| Morila - Attributable 40% | 619 | 656 | 413 | 527 | 667 | 760 | 452 | 583 |
| Sadiola [1] - Attributable 41% | 569 | 640 | 315 | 488 | 588 | 755 | 388 | 571 |
| Yatela - Attributable 40% | 474 | 382 | 547 | 368 | 491 | 524 | 612 | 455 |
| **Namibia** | | | | | | | | |
| Navachab | 656 | 730 | 457 | 622 | 740 | 683 | 514 | 663 |
| **Tanzania** | | | | | | | | |
| Geita | 828 | 1,055 | 1,018 | 954 | 1,015 | 1,212 | 1,232 | 1,121 |
| **AUSTRALASIA** | **931** | **863** | **594** | **662** | **1,014** | **962** | **732** | **770** |
| **Australia** | | | | | | | | |
| Sunrise Dam | 900 | 836 | 574 | 646 | 980 | 932 | 709 | 751 |
| **AMERICAS** | **398** | **385** | **351** | **354** | **544** | **535** | **483** | **499** |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 390 | 339 | 400 | 355 | 512 | 499 | 511 | 487 |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineração | 369 | 419 | 288 | 339 | 523 | 548 | 438 | 486 |
| Serra Grande - Attributable 50% | 453 | 337 | 499 | 406 | 647 | 476 | 646 | 542 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 482 | 420 | 336 | 376 | 594 | 520 | 444 | 475 |
| **ANGLOGOLD ASHANTI** | **619** | **598** | **445** | **514** | **789** | **743** | **568** | **646** |

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

**PER REGION & OPERATION**

| US Dollar | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 | Quarter ended Mar 2010 | Quarter ended Dec 2009 | Quarter ended Mar 2009 | Year ended Dec 2009 |
|---|---|---|---|---|---|---|---|---|
| | Adjusted gross profit (loss) - $m | | | | Adjusted gross profit (loss) excluding hedge buy-back costs - $m | | | |
| **SOUTH AFRICA** | **51** | **118** | **163** | **263** | **51** | **118** | **164** | **539** |
| Great Noligwa | (8) | (8) | 4 | (35) | (8) | (8) | 4 | (12) |
| Kopanang | 11 | 46 | 25 | 64 | 11 | 46 | 25 | 113 |
| Moab Khotsong | 1 | 13 | 20 | 13 | 1 | 13 | 20 | 46 |
| Tau Lekoa | 2 | 10 | 4 | 2 | 2 | 10 | 4 | 21 |
| Mponeng | 45 | 70 | 63 | 192 | 45 | 70 | 63 | 272 |
| Savuka | (11) | (8) | 4 | (16) | (11) | (8) | 4 | (15) |
| TauTona | (4) | (25) | 16 | (24) | (4) | (25) | 16 | 23 |
| Surface Operations | 15 | 19 | 27 | 67 | 15 | 19 | 27 | 91 |
| **CONTINENTAL AFRICA** | **104** | **123** | **62** | **52** | **104** | **123** | **62** | **351** |
| Ghana | | | | | | | | |
| Iduapriem | 2 | 26 | 10 | 36 | 2 | 26 | 10 | 67 |
| Obuasi | 30 | 26 | (1) | (34) | 30 | 26 | (1) | 44 |
| Guinea | | | | | | | | |
| Siguiri - Attributable 85% | 25 | 30 | 22 | (32) | 25 | 30 | 22 | 92 |
| Mali | | | | | | | | |
| Morila - Attributable 40% [1] | 11 | 13 | 17 | 54 | 11 | 13 | 17 | 54 |
| Sadiola - Attributable 41% [1 and 2] | 15 | 12 | 17 | 55 | 15 | 12 | 17 | 55 |
| Yatela - Attributable 40% [1] | 16 | 17 | 3 | 47 | 16 | 17 | 3 | 47 |
| Namibia | | | | | | | | |
| Navachab | 4 | 5 | 6 | 4 | 4 | 5 | 6 | 16 |
| Tanzania | | | | | | | | |
| Geita | 1 | (13) | (17) | (100) | 1 | (13) | (17) | (46) |
| Non-controlling interests, exploration and other | - | 7 | 5 | 22 | - | 7 | 5 | 22 |
| **AUSTRALASIA** | **(3)** | **8** | **10** | **(17)** | **(3)** | **8** | **10** | **56** |
| Australia | | | | | | | | |
| Sunrise Dam | 1 | 11 | 12 | (10) | 1 | 11 | 12 | 64 |
| Exploration and other | (4) | (3) | (2) | (6) | (4) | (3) | (2) | (8) |
| **AMERICAS** | **103** | **120** | **71** | **242** | **103** | **120** | **71** | **390** |
| Argentina | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 19 | 19 | 11 | 48 | 19 | 19 | 11 | 76 |
| Brazil | | | | | | | | |
| AngloGold Ashanti Brasil Mineração | 39 | 46 | 29 | 88 | 39 | 46 | 29 | 150 |
| Serra Grande - Attributable 50% | 8 | 14 | 4 | 13 | 8 | 14 | 4 | 32 |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 27 | 28 | 23 | 60 | 27 | 28 | 23 | 97 |
| Non-controlling interests, exploration and other | 10 | 13 | 4 | 33 | 10 | 13 | 4 | 36 |
| **OTHER** | **5** | **11** | **9** | **28** | **5** | **11** | **9** | **28** |
| **SUB-TOTAL** | **260** | **380** | **316** | **568** | **260** | **380** | **316** | **1,364** |
| Equity accounted investments included above | **(42)** | **(43)** | **(37)** | **(156)** | **(42)** | **(43)** | **(37)** | **(156)** |
| **ANGLOGOLD ASHANTI** | **218** | **337** | **279** | **412** | **218** | **337** | **279** | **1,208** |

[1] Equity accounted investments.
[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

*Rounding of figures may result in computational discrepancies.*



## South Africa

**Vaal River**

| GREAT NOLIGWA | | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 $m^2$ | / - 000 $ft^2$ | | 27 | 33 | 43 | 153 | 293 | 360 | 465 | 1,648 |
| Milled | - 000 tonnes | / - 000 tons | | 164 | 187 | 251 | 858 | 181 | 207 | 277 | 945 |
| Yield | - g/t | / - oz/t | | 5.53 | 5.57 | 5.37 | 5.73 | 0.161 | 0.162 | 0.157 | 0.167 |
| Gold produced | - kg | / - oz (000) | | 908 | 1,044 | 1,349 | 4,914 | 29 | 34 | 43 | 158 |
| Gold sold | - kg | / oz (000) | | 903 | 1,021 | 1,256 | 4,892 | 29 | 33 | 40 | 157 |
| Total cash costs | - R | / - $ | - ton milled | 1,263 | 1,357 | 1,002 | 1,209 | 153 | 165 | 92 | 133 |
| | - R/kg | / - $/oz | - produced | 228,300 | 243,647 | 186,735 | 211,048 | 946 | 1,014 | 587 | 794 |
| Total production costs | - R/kg | / - $/oz | - produced | 306,829 | 299,374 | 249,489 | 264,016 | 1,272 | 1,246 | 784 | 990 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Actual | - g | / - oz | | 81 | 77 | 96 | 89 | 2.61 | 2.48 | 3.08 | 2.86 |
| Actual | - $m^2$ | / - $ft^2$ | | 2.43 | 2.48 | 3.06 | 2.77 | 26.18 | 26.68 | 32.98 | 29.82 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 216 | 246 | 279 | 1,127 | 29 | 33 | 28 | 136 |
| Cost of sales | | | | 278 | 307 | 313 | 1,292 | 37 | 41 | 32 | 156 |
| Cash operating costs | | | | 205 | 253 | 251 | 1,031 | 27 | 34 | 25 | 125 |
| Other cash costs | | | | 2 | 2 | 1 | 6 | - | - | - | 1 |
| Total cash costs | | | | 207 | 254 | 252 | 1,037 | 28 | 34 | 25 | 125 |
| Retrenchment costs | | | | 19 | 13 | 5 | 24 | 3 | 2 | 1 | 3 |
| Rehabilitation and other non-cash costs | | | | 1 | (2) | 1 | 2 | - | - | - | - |
| Production costs | | | | 227 | 266 | 258 | 1,063 | 30 | 36 | 26 | 129 |
| Amortisation of tangible assets | | | | 51 | 47 | 79 | 234 | 7 | 6 | 8 | 28 |
| Inventory change | | | | (1) | (6) | (24) | (6) | - | (1) | (2) | - |
| | | | | (62) | (61) | (34) | (165) | (8) | (8) | (3) | (20) |
| Realised non-hedge derivatives and other commodity contracts | | | | 4 | 5 | 70 | (105) | 1 | 1 | 7 | (15) |
| Adjusted gross (loss) profit | | | | (58) | (56) | 35 | (270) | (8) | (8) | 4 | (35) |
| Add back hedge buy-back costs | | | | - | - | - | 184 | - | - | - | 23 |
| Adjusted gross (loss) profit excluding hedge buy-back costs | | | | (58) | (56) | 35 | (86) | (8) | (8) | 4 | (12) |
| Capital expenditure | | | | 30 | 58 | 39 | 205 | 4 | 8 | 4 | 24 |

*Rounding of figures may result in computational discrepancies.*



## South Africa
**Vaal River**

| KOPANANG | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | 88 | 104 | 97 | 376 | 950 | 1,115 | 1,043 | 4,049 |
| Milled | - 000 tonnes | / - 000 tons | 363 | 419 | 388 | 1,556 | 400 | 462 | 428 | 1,715 |
| Yield | - g/t | / - oz/t | 6.02 | 7.57 | 6.21 | 6.74 | 0.176 | 0.221 | 0.181 | 0.197 |
| Gold produced | - kg | / - oz (000) | 2,183 | 3,177 | 2,409 | 10,481 | 70 | 102 | 77 | 336 |
| Gold sold | - kg | / oz (000) | 2,183 | 3,108 | 2,253 | 10,413 | 70 | 100 | 72 | 335 |
| Total cash costs | - R | / - $ - ton milled | 850 | 728 | 668 | 725 | 103 | 88 | 61 | 80 |
| | - R/kg | / - $/oz - produced | 141,068 | 96,085 | 107,584 | 107,580 | 585 | 400 | 338 | 406 |
| Total production costs | - R/kg | / - $/oz - produced | 208,975 | 134,571 | 166,235 | 155,744 | 867 | 560 | 522 | 586 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 134 | 212 | 160 | 175 | 4.30 | 6.82 | 5.16 | 5.63 |
| Actual | - m² | / - ft² | 5.41 | 6.92 | 6.45 | 6.29 | 58.27 | 74.44 | 69.46 | 67.69 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 522 | 746 | 499 | 2,401 | 69 | 100 | 50 | 295 |
| Cost of sales | | | 451 | 418 | 374 | 1,623 | 60 | 56 | 38 | 197 |
| Cash operating costs | | | 305 | 303 | 258 | 1,120 | 41 | 41 | 26 | 136 |
| Other cash costs | | | 3 | 2 | 2 | 7 | - | - | - | 1 |
| Total cash costs | | | 308 | 305 | 259 | 1,128 | 41 | 41 | 26 | 137 |
| Retrenchment costs | | | 6 | 4 | 3 | 15 | 1 | 1 | - | 2 |
| Rehabilitation and other non-cash costs | | | 3 | - | 2 | 7 | - | - | - | 1 |
| Production costs | | | 316 | 310 | 264 | 1,149 | 42 | 41 | 27 | 139 |
| Amortisation of tangible assets | | | 140 | 118 | 136 | 483 | 19 | 16 | 14 | 58 |
| Inventory change | | | (5) | (9) | (26) | (9) | (1) | (1) | (3) | - |
| | | | 71 | 328 | 124 | 777 | 9 | 44 | 13 | 98 |
| Realised non-hedge derivatives and other commodity contracts | | | 10 | 17 | 122 | (243) | 1 | 2 | 12 | (34) |
| Adjusted gross profit | | | 81 | 345 | 247 | 535 | 11 | 46 | 25 | 64 |
| Add back hedge buy-back costs | | | - | - | - | 391 | - | - | - | 49 |
| Adjusted gross profit excluding hedge buy-back costs | | | 81 | 345 | 247 | 926 | 11 | 46 | 25 | 113 |
| Capital expenditure | | | 87 | 145 | 102 | 486 | 12 | 19 | 10 | 58 |

*Rounding of figures may result in computational discrepancies.*



## South Africa
**Vaal River**

| MOAB KHOTSONG | | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | | 37 | 38 | 35 | 123 | 396 | 411 | 373 | 1,327 |
| Milled | - 000 tonnes | / - 000 tons | | 228 | 254 | 214 | 821 | 251 | 280 | 236 | 905 |
| Yield | - g/t | / - oz/t | | 8.58 | 8.88 | 9.48 | 9.36 | 0.250 | 0.259 | 0.276 | 0.273 |
| Gold produced | - kg | / - oz (000) | | 1,956 | 2,260 | 2,028 | 7,686 | 63 | 73 | 65 | 247 |
| Gold sold | - kg | / - oz (000) | | 1,926 | 2,219 | 1,903 | 7,644 | 62 | 71 | 61 | 246 |
| Total cash costs | - R | / - $ | - ton milled | 1,188 | 1,044 | 883 | 1,046 | 143 | 127 | 81 | 116 |
| | - R/kg | / - $/oz | - produced | 138,531 | 117,467 | 93,120 | 111,662 | 574 | 489 | 292 | 424 |
| Total production costs | - R/kg | / - $/oz | - produced | 241,896 | 202,773 | 168,658 | 194,532 | 1,003 | 844 | 530 | 737 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Actual | - g | / - oz | | 144 | 193 | 202 | 180 | 4.63 | 6.19 | 6.51 | 5.79 |
| Actual | - m² | / - ft² | | 2.71 | 3.26 | 3.46 | 2.89 | 29.14 | 35.06 | 37.24 | 31.11 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 454 | 529 | 421 | 1,761 | 60 | 71 | 43 | 215 |
| Cost of sales | | | | 465 | 450 | 320 | 1,487 | 62 | 60 | 32 | 182 |
| Cash operating costs | | | | 268 | 264 | 188 | 852 | 36 | 35 | 19 | 104 |
| Other cash costs | | | | 3 | 2 | 1 | 6 | - | - | - | 1 |
| Total cash costs | | | | 271 | 266 | 189 | 858 | 36 | 36 | 19 | 105 |
| Retrenchment costs | | | | 5 | 3 | 1 | 7 | 1 | - | - | 1 |
| Rehabilitation and other non-cash costs | | | | 2 | (6) | 2 | - | - | (1) | - | - |
| Production costs | | | | 278 | 262 | 192 | 865 | 37 | 35 | 19 | 105 |
| Amortisation of tangible assets | | | | 195 | 197 | 151 | 630 | 26 | 26 | 15 | 77 |
| Inventory change | | | | (8) | (9) | (22) | (9) | (1) | (1) | (2) | - |
| | | | | (11) | 79 | 101 | 274 | (1) | 11 | 10 | 33 |
| Realised non-hedge derivatives and other commodity contracts | | | | 17 | 15 | 101 | (138) | 2 | 2 | 10 | (20) |
| Adjusted gross profit | | | | 7 | 94 | 202 | 136 | 1 | 13 | 20 | 13 |
| Add back hedge buy-back costs | | | | - | - | - | 259 | - | - | - | 33 |
| Adjusted gross profit excluding hedge buy-back costs | | | | 7 | 94 | 202 | 395 | 1 | 13 | 20 | 46 |
| Capital expenditure | | | | 167 | 244 | 184 | 874 | 22 | 32 | 19 | 104 |

*Rounding of figures may result in computational discrepancies.*



## South Africa
**Vaal River**

| TAU LEKOA | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | 55 | 59 | 56 | 240 | 589 | 639 | 605 | 2,579 |
| Milled | - 000 tonnes | / - 000 tons | 255 | 291 | 270 | 1,159 | 281 | 321 | 298 | 1,277 |
| Yield | - g/t | / - oz/t | 3.27 | 3.59 | 3.56 | 3.32 | 0.095 | 0.105 | 0.104 | 0.097 |
| Gold produced | - kg | / - oz (000) | 833 | 1,044 | 962 | 3,852 | 27 | 34 | 31 | 124 |
| Gold sold | - kg | / oz (000) | 832 | 1,021 | 901 | 3,829 | 27 | 33 | 29 | 123 |
| Total cash costs | - R | / - $ - ton milled | 713 | 631 | 673 | 636 | 86 | 77 | 62 | 70 |
| | - R/kg | / - $/oz - produced | 218,156 | 175,943 | 188,797 | 191,184 | 904 | 732 | 593 | 718 |
| Total production costs | - R/kg | / - $/oz - produced | 223,101 | 168,412 | 231,027 | 201,203 | 925 | 701 | 726 | 749 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 92 | 116 | 107 | 107 | 2.94 | 3.72 | 3.43 | 3.43 |
| Actual | - m² | / - ft² | 6.01 | 6.58 | 6.24 | 6.63 | 64.69 | 70.82 | 67.18 | 71.34 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 200 | 243 | 197 | 876 | 27 | 33 | 20 | 107 |
| Cost of sales | | | 185 | 172 | 208 | 771 | 25 | 23 | 21 | 93 |
| Cash operating costs | | | 180 | 182 | 181 | 732 | 24 | 24 | 18 | 88 |
| Other cash costs | | | 2 | 1 | 1 | 4 | - | - | - | - |
| Total cash costs | | | 182 | 184 | 182 | 736 | 24 | 25 | 18 | 89 |
| Retrenchment costs | | | 2 | 3 | 1 | 10 | - | - | - | 1 |
| Rehabilitation and other non-cash costs | | | - | (14) | - | (13) | - | (2) | - | (2) |
| Production costs | | | 184 | 173 | 183 | 733 | 24 | 23 | 18 | 88 |
| Amortisation of tangible assets | | | 2 | 3 | 40 | 42 | - | - | 4 | 4 |
| Inventory change | | | (1) | (4) | (14) | (4) | - | (1) | (1) | - |
| | | | 15 | 71 | (11) | 105 | 2 | 10 | (1) | 14 |
| Realised non-hedge derivatives and other commodity contracts | | | 3 | 7 | 50 | (83) | - | 1 | 5 | (12) |
| Adjusted gross profit | | | 18 | 78 | 39 | 22 | 2 | 10 | 4 | 2 |
| Add back hedge buy-back costs | | | - | - | - | 145 | - | - | - | 18 |
| Adjusted gross profit excluding hedge buy-back costs | | | 18 | 78 | 39 | 168 | 2 | 10 | 4 | 21 |
| Capital expenditure | | | 29 | 41 | 29 | 142 | 4 | 5 | 3 | 17 |

*Rounding of figures may result in computational discrepancies.*



## South Africa

**West Wits**

| MPONENG | | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 $m^2$ | / - 000 $ft^2$ | | 82 | 80 | 75 | 335 | 885 | 866 | 811 | 3,602 |
| Milled | - 000 tonnes | / - 000 tons | | 461 | 476 | 414 | 1,866 | 508 | 525 | 456 | 2,057 |
| Yield | - g/t | / - oz/t | | 7.77 | 8.27 | 9.58 | 8.66 | 0.227 | 0.241 | 0.279 | 0.253 |
| Gold produced | - kg | / - oz (000) | | 3,584 | 3,938 | 3,967 | 16,159 | 115 | 127 | 128 | 520 |
| Gold sold | - kg | / - oz (000) | | 3,234 | 4,029 | 3,543 | 16,163 | 104 | 130 | 114 | 520 |
| Total cash costs | - R | / - $ | - ton milled | 826 | 788 | 743 | 753 | 100 | 96 | 68 | 83 |
| | - R/kg | / - $/oz | - produced | 106,198 | 95,372 | 77,520 | 86,928 | 440 | 397 | 244 | 329 |
| Total production costs | - R/kg | / - $/oz | - produced | 138,312 | 115,109 | 94,484 | 105,562 | 573 | 479 | 297 | 399 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Actual | - g | / - oz | | 222 | 241 | 256 | 252 | 7.14 | 7.76 | 8.24 | 8.11 |
| Actual | - $m^2$ | / - $ft^2$ | | 5.09 | 4.93 | 4.86 | 5.22 | 54.82 | 53.05 | 52.37 | 56.23 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 1,036 | 1,157 | 770 | 4,254 | 138 | 155 | 78 | 524 |
| Cost of sales | | | | 448 | 464 | 335 | 1,706 | 60 | 62 | 34 | 209 |
| Cash operating costs | | | | 373 | 373 | 306 | 1,396 | 50 | 50 | 31 | 170 |
| Other cash costs | | | | 7 | 3 | 2 | 9 | 1 | - | - | 1 |
| Total cash costs | | | | 381 | 376 | 308 | 1,405 | 51 | 50 | 31 | 171 |
| Retrenchment costs | | | | 11 | 2 | 1 | 7 | 1 | - | - | 1 |
| Rehabilitation costs | | | | 3 | (4) | 2 | 1 | - | (1) | - | - |
| Production costs | | | | 395 | 373 | 310 | 1,413 | 53 | 50 | 31 | 172 |
| Amortisation of tangible assets | | | | 101 | 80 | 65 | 293 | 13 | 11 | 7 | 36 |
| Inventory change | | | | (48) | 10 | (40) | - | (6) | 1 | (4) | 1 |
| | | | | 588 | 694 | 435 | 2,548 | 78 | 93 | 44 | 315 |
| Realised non-hedge derivatives and other commodity contracts | | | | (246) | (170) | 193 | (915) | (33) | (23) | 20 | (123) |
| Adjusted gross profit | | | | 342 | 524 | 628 | 1,633 | 45 | 70 | 63 | 192 |
| Add back hedge buy-back costs | | | | - | - | - | 632 | - | - | - | 80 |
| Adjusted gross profit excluding hedge buy-back costs | | | | 342 | 524 | 628 | 2,265 | 45 | 70 | 63 | 272 |
| Capital expenditure | | | | 167 | 258 | 196 | 912 | 22 | 34 | 20 | 109 |

*Rounding of figures may result in computational discrepancies.*



## South Africa
**West Wits**

| SAVUKA | | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | | 4 | 3 | 15 | 36 | 39 | 34 | 161 | 388 |
| Milled | - 000 tonnes | / - 000 tons | | 18 | 16 | 81 | 170 | 20 | 18 | 89 | 187 |
| Yield | - g/t | / - oz/t | | 2.41 | 3.91 | 5.33 | 5.45 | 0.070 | 0.114 | 0.156 | 0.159 |
| Gold produced | - kg | / - oz (000) | | 43 | 63 | 432 | 924 | 1 | 2 | 14 | 30 |
| Gold sold | - kg | / - oz (000) | | 40 | 64 | 369 | 925 | 1 | 2 | 12 | 30 |
| Total cash costs | - R | / - $ | - ton milled | 3,655 | 3,817 | 767 | 1,611 | 440 | 464 | 70 | 177 |
| | - R/kg | / - $/oz | - produced | 1,517,849 | 975,068 | 143,876 | 295,800 | 6,263 | 4,062 | 452 | 1,115 |
| Total production costs | - R/kg | / - $/oz | - produced | 2,205,193 | 1,256,025 | 176,681 | 367,668 | 9,123 | 5,231 | 555 | 1,387 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Actual | - g | / - oz | | 13 | 21 | 132 | 74 | 0.42 | 0.68 | 4.24 | 2.38 |
| Actual | - m² | / - ft² | | 1.08 | 1.05 | 4.57 | 2.88 | 11.68 | 11.26 | 49.14 | 31.01 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 13 | 18 | 84 | 218 | 2 | 2 | 8 | 25 |
| Cost of sales | | | | 94 | 79 | 65 | 340 | 12 | 11 | 7 | 41 |
| Cash operating costs | | | | 65 | 61 | 62 | 271 | 9 | 8 | 6 | 33 |
| Other cash costs | | | | - | 1 | - | 2 | - | - | - | - |
| Total cash costs | | | | 65 | 61 | 62 | 273 | 9 | 8 | 6 | 33 |
| Retrenchment costs | | | | 1 | 1 | 1 | 2 | - | - | - | - |
| Rehabilitation and other non-cash costs | | | | - | (1) | - | - | - | - | - | - |
| Production costs | | | | 67 | 61 | 63 | 275 | 9 | 8 | 6 | 33 |
| Amortisation of tangible assets | | | | 28 | 18 | 13 | 65 | 4 | 2 | 1 | 8 |
| Inventory change | | | | (1) | - | (11) | - | - | - | (1) | - |
| | | | | (81) | (61) | 18 | (122) | (11) | (8) | 2 | (17) |
| Realised non-hedge derivatives and other commodity contracts | | | | (3) | (2) | 20 | 10 | - | - | 2 | 1 |
| Adjusted gross (loss) profit | | | | (84) | (63) | 39 | (113) | (11) | (8) | 4 | (16) |
| Add back hedge buy-back costs | | | | - | - | - | 5 | - | - | - | 1 |
| Adjusted gross (loss) profit excluding hedge buy-back costs | | | | (84) | (63) | 39 | (108) | (11) | (8) | 4 | (15) |
| Capital expenditure | | | | 19 | 44 | 21 | 107 | 3 | 5 | 2 | 13 |

*Rounding of figures may result in computational discrepancies.*



## South Africa
**West Wits**

| TAUTONA | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | 27 | 13 | 34 | 120 | 293 | 137 | 365 | 1,290 |
| Milled | - 000 tonnes | / - 000 tons | 214 | 95 | 233 | 900 | 236 | 105 | 257 | 992 |
| Yield | - g/t | / - oz/t | 6.46 | 7.11 | 7.61 | 7.29 | 0.189 | 0.207 | 0.222 | 0.213 |
| Gold produced | - kg | / - oz (000) | 1,383 | 679 | 1,774 | 6,561 | 44 | 22 | 57 | 211 |
| | | | | | | | | | | |
| **SURFACE AND DUMP RECLAMATION** | | | | | | | | | | |
| Treated | - 000 tonnes | / - 000 tons | - | 168 | 140 | 608 | - | 185 | 154 | 670 |
| Yield | - g/t | / - oz/t | - | 0.51 | 0.34 | 0.39 | - | 0.015 | 0.010 | 0.011 |
| Gold produced | - kg | / - oz (000) | - | 86 | 48 | 238 | - | 3 | 2 | 7 |
| | | | | | | | | | | |
| **TOTAL** | | | | | | | | | | |
| Yield [1] | - g/t | / - oz/t | 6.46 | 7.11 | 7.61 | 7.29 | 0.189 | 0.207 | 0.222 | 0.213 |
| Gold produced | - kg | / - oz (000) | 1,383 | 765 | 1,822 | 6,800 | 44 | 25 | 59 | 218 |
| Gold sold | - kg | / - oz (000) | 1,213 | 818 | 1,590 | 6,804 | 39 | 26 | 51 | 219 |
| Total cash costs | - R | / - $ - ton milled | 1,216 | 1,007 | 599 | 666 | 147 | 122 | 55 | 73 |
| | - R/kg | / - $/oz - produced | 188,082 | 346,655 | 122,643 | 147,668 | 779 | 1,443 | 385 | 559 |
| Total production costs | - R/kg | / - $/oz - produced | 269,098 | 479,619 | 173,718 | 210,794 | 1,115 | 1,997 | 546 | 797 |
| | | | | | | | | | | |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 121 | 64 | 179 | 161 | 3.89 | 2.06 | 5.76 | 5.16 |
| | | | | | | | | | | |
| Actual | - m² | / - ft² | 2.38 | 1.06 | 3.34 | 2.83 | 25.61 | 11.45 | 35.91 | 30.46 |
| | | | | | | | | | | |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 384 | 270 | 353 | 1,839 | 51 | 36 | 36 | 225 |
| Cost of sales | | | 332 | 374 | 277 | 1,434 | 44 | 50 | 28 | 175 |
| Cash operating costs | | | 256 | 263 | 222 | 998 | 34 | 35 | 22 | 121 |
| Other cash costs | | | 4 | 2 | 1 | 6 | 1 | - | - | 1 |
| Total cash costs | | | 260 | 265 | 223 | 1,004 | 35 | 35 | 23 | 122 |
| Retrenchment costs | | | 2 | 1 | 2 | 12 | - | - | - | 1 |
| Rehabilitation and other non-cash costs | | | 1 | (2) | 1 | 1 | - | - | - | - |
| Production costs | | | 263 | 264 | 226 | 1,017 | 35 | 35 | 23 | 124 |
| Amortisation of tangible assets | | | 109 | 103 | 91 | 416 | 15 | 14 | 9 | 51 |
| Inventory change | | | (40) | 7 | (39) | 1 | (5) | 1 | (4) | 1 |
| | | | | | | | | | | |
| | | | 53 | (104) | 76 | 405 | 7 | (14) | 8 | 49 |
| Realised non-hedge derivatives and other commodity contracts | | | (85) | (82) | 87 | (555) | (11) | (11) | 9 | (74) |
| Adjusted gross (loss) profit | | | (32) | (186) | 163 | (150) | (4) | (25) | 16 | (24) |
| Add back hedge buy-back costs | | | - | - | - | 376 | - | - | - | 47 |
| Adjusted gross (loss) profit excluding hedge buy-back costs | | | (32) | (186) | 163 | 226 | (4) | (25) | 16 | 23 |
| | | | | | | | | | | |
| Capital expenditure | | | 111 | 133 | 98 | 479 | 15 | 17 | 10 | 57 |

[1] Total yield excludes the surface and dump reclamation.

*Rounding of figures may result in computational discrepancies.*



## South Africa

| SURFACE OPERATIONS | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| Milled | - 000 tonnes | / - 000 tons | 2,430 | 2,390 | 2,386 | 9,674 | 2,678 | 2,634 | 2,631 | 10,663 |
| Yield | - g/t | / - oz/t | 0.44 | 0.47 | 0.59 | 0.53 | 0.013 | 0.014 | 0.017 | 0.015 |
| Gold produced | - kg | / - oz (000) | 1,058 | 1,127 | 1,416 | 5,092 | 34 | 36 | 46 | 164 |
| Gold sold | - kg | / - oz (000) | 1,053 | 1,102 | 1,327 | 5,066 | 34 | 35 | 43 | 163 |
| Total cash costs | - R | / - $ - ton milled | 55 | 52 | 40 | 47 | 7 | 6 | 4 | 5 |
| | - R/kg | / - $/oz - produced | 125,192 | 110,207 | 66,734 | 89,867 | 518 | 459 | 210 | 341 |
| Total production costs | - R/kg | / - $/oz - produced | 135,242 | 112,168 | 71,151 | 93,700 | 559 | 467 | 223 | 355 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 917 | 1,608 | 1,997 | 1,812 | 29.48 | 51.69 | 64.20 | 58.27 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 258 | 260 | 287 | 1,150 | 34 | 35 | 29 | 139 |
| Cost of sales | | | 141 | 124 | 94 | 474 | 19 | 17 | 10 | 58 |
| Cash operating costs | | | 132 | 124 | 94 | 458 | 18 | 17 | 10 | 56 |
| Other cash costs | | | - | - | - | - | - | - | - | - |
| Total cash costs | | | 132 | 124 | 94 | 458 | 18 | 17 | 10 | 56 |
| Retrenchment costs | | | - | - | - | - | - | - | - | - |
| Rehabilitation and other non-cash costs | | | - | - | - | - | - | - | - | - |
| Production costs | | | 132 | 124 | 94 | 458 | 18 | 17 | 10 | 56 |
| Amortisation of tangible assets | | | 11 | 2 | 6 | 20 | 1 | - | 1 | 2 |
| Inventory change | | | (2) | (3) | (6) | (3) | - | - | (1) | - |
| | | | 116 | 137 | 193 | 676 | 16 | 18 | 19 | 81 |
| Realised non-hedge derivatives and other commodity contracts | | | - | 8 | 75 | (98) | - | 1 | 8 | (14) |
| Adjusted gross profit | | | 114 | 145 | 267 | 578 | 15 | 19 | 27 | 67 |
| Add back hedge buy-back costs | | | - | - | - | 192 | - | - | - | 24 |
| Adjusted gross profit excluding hedge buy-back costs | | | 114 | 145 | 267 | 770 | 15 | 19 | 27 | 91 |
| Capital expenditure | | | 1 | 8 | - | 21 | - | 1 | - | 3 |

*Rounding of figures may result in computational discrepancies.*



## Continental Africa

**Ghana**

| IDUAPRIEM | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 4,647 | 5,585 | 5,999 | 25,401 | 5,123 | 6,157 | 6,613 | 28,000 |
| Treated | - 000 tonnes | / - 000 tons | 408 | 935 | 671 | 3,440 | 450 | 1,031 | 739 | 3,792 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 4.60 | 2.99 | 5.09 | 5.19 | 4.60 | 2.99 | 5.09 | 5.19 |
| Yield | - g/t | / - oz/t | 1.56 | 1.81 | 1.71 | 1.72 | 0.045 | 0.053 | 0.050 | 0.050 |
| Gold in ore | - kg | / - oz (000) | 1,731 | 2,382 | 1,731 | 6,818 | 56 | 77 | 56 | 219 |
| Gold produced | - kg | / - oz (000) | 637 | 1,693 | 1,147 | 5,909 | 20 | 54 | 37 | 190 |
| Gold sold | - kg | / - oz (000) | 894 | 1,718 | 1,292 | 5,921 | 29 | 55 | 42 | 190 |
| Total cash costs | - R/kg | / - $/oz - produced | 190,882 | 123,630 | 170,086 | 137,397 | 791 | 515 | 535 | 516 |
| Total produced costs | - R/kg | / - $/oz - produced | 241,604 | 143,945 | 190,908 | 154,038 | 1,003 | 599 | 600 | 579 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 228 | 611 | 453 | 549 | 7.34 | 19.65 | 14.55 | 17.63 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 179 | 488 | 250 | 1,371 | 24 | 65 | 25 | 169 |
| Cost of sales | | | 194 | 234 | 247 | 915 | 26 | 31 | 25 | 110 |
| Cash operating costs | | | 113 | 194 | 182 | 756 | 15 | 26 | 18 | 91 |
| Other cash costs | | | 8 | 15 | 13 | 56 | 1 | 2 | 1 | 7 |
| Total cash costs | | | 122 | 209 | 195 | 812 | 16 | 28 | 20 | 98 |
| Rehabilitation and other non-cash costs | | | 14 | 6 | 4 | 16 | 2 | 1 | - | 2 |
| Production costs | | | 136 | 216 | 199 | 828 | 18 | 29 | 20 | 100 |
| Amortisation of tangible assets | | | 18 | 28 | 20 | 82 | 2 | 4 | 2 | 10 |
| Inventory change | | | 40 | (10) | 28 | 5 | 5 | (1) | 3 | - |
| | | | (15) | 254 | 3 | 456 | (2) | 34 | - | 59 |
| Realised non-hedge derivatives and other commodity contracts | | | 33 | (61) | 95 | (161) | 4 | (8) | 10 | (23) |
| Adjusted gross profit | | | 18 | 193 | 98 | 295 | 2 | 26 | 10 | 36 |
| Add back hedge buy-back costs | | | - | - | - | 243 | - | - | - | 31 |
| Adjusted gross profit excluding hedge buy-back costs | | | 18 | 193 | 98 | 538 | 2 | 26 | 10 | 67 |
| Capital expenditure | | | 7 | 94 | 38 | 235 | 1 | 12 | 4 | 28 |

*Rounding of figures may result in computational discrepancies.*



## Continental Africa

**Ghana**

| OBUASI | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | Dollar / Imperial | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 535 | 532 | 492 | 1,979 | 589 | 587 | 543 | 2,182 |
| Treated | - 000 tonnes | / - 000 tons | 509 | 500 | 562 | 2,066 | 561 | 551 | 619 | 2,278 |
| Yield | - g/t | / - oz/t | 5.54 | 5.52 | 4.45 | 5.18 | 0.162 | 0.161 | 0.130 | 0.151 |
| Gold produced | - kg | / - oz (000) | 2,821 | 2,761 | 2,501 | 10,710 | 91 | 89 | 80 | 344 |
| | | | | | | | | | | |
| **SURFACE AND DUMP RECLAMATION** | | | | | | | | | | |
| Treated | - 000 tonnes | / - 000 tons | 262 | 511 | 737 | 2,498 | 289 | 563 | 813 | 2,753 |
| Yield | - g/t | / - oz/t | 0.83 | 0.51 | 0.49 | 0.46 | 0.024 | 0.015 | 0.014 | 0.013 |
| Gold produced | - kg | / - oz (000) | 218 | 263 | 361 | 1,151 | 7 | 8 | 12 | 37 |
| | | | | | | | | | | |
| **TOTAL** | | | | | | | | | | |
| Yield [1] | - g/t | / - oz/t | 5.54 | 5.52 | 4.45 | 5.18 | 0.162 | 0.161 | 0.130 | 0.151 |
| Gold produced | - kg | / - oz (000) | 3,039 | 3,024 | 2,862 | 11,861 | 98 | 97 | 92 | 381 |
| Gold sold | - kg | / - oz (000) | 3,126 | 3,203 | 2,805 | 12,035 | 101 | 103 | 90 | 387 |
| Total cash costs | - R/kg | / - $/oz - produced | 134,933 | 136,172 | 222,941 | 170,861 | 559 | 567 | 701 | 630 |
| Total production costs | - R/kg | / - $/oz - produced | 170,571 | 182,052 | 273,155 | 215,305 | 707 | 758 | 858 | 796 |
| | | | | | | | | | | |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 216 | 208 | 213 | 209 | 6.93 | 6.69 | 6.84 | 6.72 |
| | | | | | | | | | | |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 680 | 936 | 547 | 2,738 | 91 | 125 | 55 | 334 |
| Cost of sales | | | 536 | 594 | 757 | 2,601 | 72 | 79 | 76 | 309 |
| Cash operating costs | | | 374 | 382 | 606 | 1,911 | 50 | 51 | 61 | 226 |
| Other cash costs | | | 36 | 29 | 32 | 116 | 5 | 4 | 3 | 14 |
| Total cash costs | | | 410 | 412 | 638 | 2,027 | 55 | 55 | 64 | 240 |
| Retrenchment costs | | | - | 1 | 1 | 20 | - | - | - | 2 |
| Rehabilitation and other non-cash costs | | | 4 | 27 | 8 | 41 | - | 4 | 1 | 5 |
| Production costs | | | 414 | 440 | 647 | 2,087 | 55 | 59 | 65 | 248 |
| Amortisation of tangible assets | | | 105 | 111 | 135 | 466 | 14 | 15 | 14 | 56 |
| Inventory change | | | 17 | 43 | (25) | 47 | 2 | 6 | (2) | 6 |
| | | | | | | | | | | |
| | | | 145 | 342 | (210) | 138 | 19 | 46 | (21) | 25 |
| Realised non-hedge derivatives and other commodity contracts | | | 79 | (148) | 203 | (418) | 11 | (20) | 20 | (58) |
| Adjusted gross profit (loss) | | | 224 | 194 | (7) | (281) | 30 | 26 | (1) | (34) |
| Add back hedge buy-back costs | | | - | - | - | 612 | - | - | - | 77 |
| Adjusted gross profit (loss) excluding hedge buy-back costs | | | 224 | 194 | (7) | 332 | 30 | 26 | (1) | 44 |
| | | | | | | | | | | |
| Capital expenditure | | | 139 | 220 | 265 | 788 | 19 | 29 | 27 | 94 |

[1] Total yield represents underground operations.

*Rounding of figures may result in computational discrepancies.*



## Continental Africa
**Guinea**

| SIGUIRI - Attributable 85% | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 7,490 | 5,514 | 5,314 | 20,124 | 8,256 | 6,079 | 5,858 | 22,183 |
| Treated | - 000 tonnes | / - 000 tons | 2,184 | 2,256 | 2,094 | 8,844 | 2,408 | 2,486 | 2,308 | 9,748 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 1.66 | 0.81 | 1.13 | 1.00 | 1.66 | 0.81 | 1.13 | 1.00 |
| Yield | - g/t | / - oz/t | 1.04 | 1.06 | 1.19 | 1.11 | 0.030 | 0.031 | 0.035 | 0.032 |
| Gold produced | - kg | / - oz (000) | 2,265 | 2,396 | 2,499 | 9,836 | 73 | 77 | 80 | 316 |
| Gold sold | - kg | / - oz (000) | 2,239 | 2,622 | 2,346 | 9,590 | 72 | 84 | 75 | 308 |
| Total cash costs | - R/kg | / - $/oz - produced | 136,885 | 152,730 | 156,700 | 139,036 | 567 | 636 | 492 | 519 |
| Total production costs | - R/kg | / - $/oz - produced | 153,897 | 169,839 | 173,970 | 159,275 | 638 | 707 | 547 | 595 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 497 | 520 | 617 | 547 | 15.99 | 16.73 | 19.85 | 17.58 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 484 | 753 | 498 | 2,132 | 64 | 101 | 50 | 260 |
| Cost of sales | | | 356 | 417 | 413 | 1,511 | 48 | 56 | 42 | 182 |
| Cash operating costs | | | 260 | 304 | 333 | 1,146 | 35 | 41 | 34 | 137 |
| Other cash costs | | | 50 | 62 | 59 | 222 | 7 | 8 | 6 | 27 |
| Total cash costs | | | 310 | 366 | 392 | 1,368 | 41 | 49 | 40 | 164 |
| Rehabilitation and other non-cash costs | | | 3 | 2 | 3 | 41 | - | - | - | 5 |
| Production costs | | | 313 | 368 | 394 | 1,408 | 42 | 49 | 40 | 169 |
| Amortisation of tangible assets | | | 36 | 39 | 40 | 158 | 5 | 5 | 4 | 19 |
| Inventory change | | | 8 | 10 | (22) | (56) | 1 | 1 | (2) | (6) |
| | | | 127 | 336 | 85 | 621 | 17 | 45 | 9 | 78 |
| Realised non-hedge derivatives and other commodity contracts | | | 60 | (113) | 134 | (845) | 8 | (15) | 14 | (111) |
| Adjusted gross profit (loss) | | | 188 | 223 | 218 | (223) | 25 | 30 | 22 | (32) |
| Add back hedge buy-back costs | | | - | - | - | 989 | - | - | - | 125 |
| Adjusted gross profit excluding hedge buy-back costs | | | 188 | 223 | 218 | 766 | 25 | 30 | 22 | 92 |
| Capital expenditure | | | 6 | 53 | 48 | 187 | 1 | 7 | 5 | 22 |

*Rounding of figures may result in computational discrepancies.*



## Continental Africa
**Mali**

| MORILA - Attributable 40% [1] | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | |
| Volume mined | - 000 bcm | / - 000 bcy | - | - | 487 | 527 | - | - | 637 | 690 |
| Mined | - 000 tonnes | / - 000 tons | - | - | 1,397 | 1,510 | - | - | 1,540 | 1,664 |
| Treated | - 000 tonnes | / - 000 tons | 392 | 425 | 421 | 1,721 | 432 | 468 | 464 | 1,897 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | - | - | 1.27 | 1.17 | - | - | 1.27 | 1.17 |
| Yield | - g/t | / - oz/t | 1.99 | 2.25 | 2.92 | 2.47 | 0.058 | 0.066 | 0.085 | 0.072 |
| Gold produced | - kg | / - oz (000) | 779 | 957 | 1,228 | 4,251 | 25 | 31 | 39 | 137 |
| Gold sold | - kg | / - oz (000) | 759 | 1,129 | 1,153 | 4,341 | 24 | 36 | 37 | 140 |
| Total cash costs | - R/kg | / - $/oz - produced | 149,020 | 157,585 | 131,403 | 140,981 | 619 | 656 | 413 | 527 |
| Total production costs | - R/kg | / - $/oz - produced | 160,461 | 182,675 | 143,832 | 155,936 | 667 | 760 | 452 | 583 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 1,152 | 1,479 | 938 | 1,266 | 37.04 | 47.55 | 30.14 | 40.70 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 203 | 297 | 329 | 1,130 | 27 | 40 | 33 | 135 |
| Cost of sales | | | 122 | 198 | 163 | 668 | 16 | 26 | 16 | 81 |
| Cash operating costs | | | 102 | 133 | 137 | 521 | 14 | 18 | 14 | 63 |
| Other cash costs | | | 14 | 18 | 25 | 78 | 2 | 2 | 2 | 9 |
| Total cash costs | | | 116 | 151 | 161 | 599 | 16 | 20 | 16 | 72 |
| Rehabilitation and other non-cash costs | | | - | 12 | - | 12 | - | 2 | - | 2 |
| Production costs | | | 116 | 163 | 161 | 614 | 16 | 22 | 16 | 74 |
| Amortisation of tangible assets | | | 9 | 12 | 15 | 49 | 1 | 2 | 2 | 6 |
| Inventory change | | | (3) | 23 | (14) | 5 | - | 3 | (1) | 1 |
| | | | 81 | 99 | 166 | 462 | 11 | 13 | 17 | 54 |
| Realised non-hedge derivatives and other commodity contracts | | | - | - | - | - | - | - | - | - |
| Adjusted gross profit | | | 81 | 99 | 166 | 462 | 11 | 13 | 17 | 54 |
| Add back hedge buy-back costs | | | - | - | - | - | - | - | - | - |
| Adjusted gross profit excluding hedge buy-back costs | | | 81 | 99 | 166 | 462 | 11 | 13 | 17 | 54 |
| Capital expenditure | | | 2 | 1 | 1 | 33 | - | - | - | 4 |

[1] Morila is an equity accounted joint venture.

*Rounding of figures may result in computational discrepancies.*



## Continental Africa

**Mail**

| SADIOLA - Attributable 41% [1 and 2] | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Volume mined | - 000 bcm / - 000 bcy | 1,354 | 1,354 | 1,162 | 4,540 | 1,771 | 1,771 | 1,520 | 5,939 |
| Mined | - 000 tonnes / - 000 tons | 2,646 | 2,587 | 2,246 | 8,750 | 2,916 | 2,852 | 2,476 | 9,645 |
| Treated | - 000 tonnes / - 000 tons | 438 | 467 | 357 | 1,658 | 483 | 515 | 394 | 1,828 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | 7.49 | 7.59 | 4.64 | 5.89 | 7.49 | 7.59 | 4.64 | 5.89 |
| Yield | - g/t / - oz/t | 2.12 | 2.12 | 3.12 | 2.52 | 0.062 | 0.062 | 0.091 | 0.074 |
| Gold produced | - kg / - oz (000) | 929 | 991 | 1,113 | 4,187 | 30 | 32 | 36 | 135 |
| Gold sold | - kg / - oz (000) | 911 | 1,099 | 1,076 | 4,329 | 29 | 35 | 35 | 139 |
| Total cash costs | - R/kg / - $/oz - produced | 137,326 | 153,896 | 100,400 | 128,920 | 569 | 640 | 315 | 488 |
| Total production costs | - R/kg / - $/oz - produced | 141,701 | 181,463 | 123,397 | 151,233 | 588 | 755 | 388 | 571 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Actual | - g / - oz | 537 | 645 | 791 | 720 | 17.26 | 20.75 | 25.42 | 23.14 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 244 | 286 | 305 | 1,120 | 32 | 38 | 31 | 134 |
| Cost of sales | | 130 | 194 | 139 | 650 | 17 | 26 | 14 | 79 |
| Cash operating costs | | 111 | 134 | 91 | 464 | 15 | 18 | 9 | 57 |
| Other cash costs | | 17 | 19 | 21 | 76 | 2 | 2 | 2 | 9 |
| Total cash costs | | 128 | 153 | 112 | 540 | 17 | 20 | 11 | 66 |
| Rehabilitation and other non-cash costs | | - | 8 | - | 8 | - | 1 | - | 1 |
| Production costs | | 128 | 160 | 112 | 548 | 17 | 21 | 11 | 67 |
| Amortisation of tangible assets | | 4 | 19 | 26 | 86 | 1 | 3 | 3 | 10 |
| Inventory change | | (2) | 14 | 1 | 16 | - | 2 | - | 2 |
| | | 115 | 92 | 166 | 470 | 15 | 12 | 17 | 55 |
| Realised non-hedge derivatives and other commodity contracts | | - | - | - | - | - | - | - | - |
| Adjusted gross profit | | 115 | 92 | 166 | 470 | 15 | 12 | 17 | 55 |
| Add back hedge buy-back costs | | - | - | - | - | - | - | - | - |
| Adjusted gross profit excluding hedge buy-back costs | | 115 | 92 | 166 | 470 | 15 | 12 | 17 | 55 |
| Capital expenditure | | 14 | 19 | 3 | 31 | 2 | 2 | - | 4 |

[1] Sadiola is an equity accounted joint venture.

[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

*Rounding of figures may result in computational discrepancies.*



## Continental Africa

**Mali**

| | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **YATELA - Attributable 40%** [1] | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **HEAP LEACH OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 704 | 410 | 939 | 2,536 | 776 | 451 | 1,035 | 2,795 |
| Placed [2] | - 000 tonnes | / - 000 tons | 304 | 325 | 271 | 1,099 | 335 | 358 | 299 | 1,211 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 4.29 | 2.05 | 2.86 | 2.59 | 4.29 | 2.05 | 2.86 | 2.59 |
| Yield [3] | - g/t | / - oz/t | 1.86 | 3.91 | 2.73 | 3.62 | 0.054 | 0.114 | 0.080 | 0.106 |
| Gold placed [4] | - kg | / - oz (000) | 565 | 1,271 | 739 | 3,981 | 18 | 41 | 24 | 128 |
| Gold produced | - kg | / - oz (000) | 840 | 872 | 421 | 2,768 | 27 | 28 | 14 | 89 |
| Gold sold | - kg | / - oz (000) | 814 | 931 | 414 | 2,826 | 26 | 30 | 13 | 91 |
| Total cash costs | - R/kg | / - $/oz - produced | 114,328 | 91,723 | 174,214 | 98,617 | 474 | 382 | 547 | 368 |
| Total production costs | - R/kg | / - $/oz - produced | 118,553 | 125,839 | 194,766 | 121,069 | 491 | 524 | 612 | 455 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 1,193 | 1,264 | 560 | 958 | 38.36 | 40.65 | 17.99 | 30.80 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 219 | 243 | 118 | 725 | 29 | 33 | 12 | 89 |
| Cost of sales | | | 97 | 115 | 86 | 348 | 13 | 15 | 9 | 42 |
| Cash operating costs | | | 81 | 64 | 65 | 223 | 11 | 9 | 7 | 27 |
| Other cash costs | | | 15 | 16 | 9 | 50 | 2 | 2 | 1 | 6 |
| Total cash costs | | | 96 | 80 | 73 | 273 | 13 | 11 | 7 | 33 |
| Rehabilitation and other non-cash costs | | | 1 | 17 | 4 | 22 | - | 2 | - | 3 |
| Production costs | | | 97 | 97 | 77 | 295 | 13 | 13 | 8 | 36 |
| Amortisation of tangible assets | | | 3 | 13 | 5 | 40 | - | 2 | 1 | 5 |
| Inventory change | | | (3) | 5 | 4 | 13 | - | 1 | - | 1 |
| | | | 122 | 129 | 32 | 376 | 16 | 17 | 3 | 47 |
| Realised non-hedge derivatives and other commodity contracts | | | - | - | - | - | - | - | - | - |
| Adjusted gross profit | | | 122 | 129 | 32 | 376 | 16 | 17 | 3 | 47 |
| Add back hedge buy-back costs | | | - | - | - | - | - | - | - | - |
| Adjusted gross profit excluding hedge buy-back costs | | | 122 | 129 | 32 | 376 | 16 | 17 | 3 | 47 |
| Capital expenditure | | | - | 13 | (10) | 5 | - | 2 | (1) | 1 |

[1] Yatela is an equity accounted joint venture.

[2] Tonnes / Tons placed on to leach pad.

[3] Gold placed / tonnes (tons) placed.

[4] Gold placed into leach pad inventory.

*Rounding of figures may result in computational discrepancies.*



## Continental Africa
**Namibia**

| | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **NAVACHAB** | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | |
| Volume mined | - 000 bcm | / - 000 bcy | 822 | 794 | 823 | 3,490 | 1,075 | 1,038 | 1,076 | 4,565 |
| Mined | - 000 tonnes | / - 000 tons | 2,677 | 2,147 | 2,203 | 9,417 | 2,951 | 2,367 | 2,429 | 10,381 |
| Treated | - 000 tonnes | / - 000 tons | 267 | 267 | 352 | 1,278 | 294 | 294 | 388 | 1,409 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 2.47 | 5.14 | 5.47 | 5.58 | 2.47 | 5.14 | 5.47 | 5.58 |
| Yield | - g/t | / - oz/t | 2.09 | 1.97 | 1.61 | 1.58 | 0.061 | 0.058 | 0.047 | 0.046 |
| Gold produced | - kg | / - oz (000) | 557 | 526 | 569 | 2,014 | 18 | 17 | 18 | 65 |
| Gold sold | - kg | / - oz (000) | 530 | 538 | 573 | 1,984 | 17 | 17 | 18 | 64 |
| Total cash costs | - R/kg | / - $/oz | - produced | 158,176 | 175,352 | 145,453 | 165,298 | 656 | 730 | 457 | 622 |
| Total production costs | - R/kg | / - $/oz | - produced | 178,444 | 163,946 | 163,586 | 177,190 | 740 | 683 | 514 | 663 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 282 | 284 | 368 | 290 | 9.06 | 9.14 | 11.83 | 9.33 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 127 | 127 | 156 | 489 | 17 | 17 | 16 | 58 |
| Cost of sales | | | 95 | 89 | 94 | 351 | 13 | 12 | 9 | 42 |
| Cash operating costs | | | 84 | 88 | 78 | 317 | 11 | 12 | 8 | 38 |
| Other cash costs | | | 4 | 4 | 5 | 16 | 1 | 1 | 1 | 2 |
| Total cash costs | | | 88 | 92 | 83 | 333 | 12 | 12 | 8 | 40 |
| Rehabilitation and other non-cash costs | | | - | 7 | - | 7 | - | 1 | - | 1 |
| Production costs | | | 88 | 100 | 83 | 340 | 12 | 13 | 8 | 41 |
| Amortisation of tangible assets | | | 11 | (13) | 10 | 17 | 2 | (2) | 1 | 2 |
| Inventory change | | | (5) | 3 | 1 | (6) | (1) | - | - | (1) |
| | | | 33 | 39 | 62 | 138 | 4 | 5 | 6 | 16 |
| Realised non-hedge derivatives and other commodity contracts | | | - | - | - | (95) | - | - | - | (12) |
| Adjusted gross profit | | | 33 | 39 | 62 | 43 | 4 | 5 | 6 | 4 |
| Add back hedge buy-back costs | | | - | - | - | 95 | - | - | - | 12 |
| Adjusted gross profit excluding hedge buy-back costs | | | 33 | 39 | 62 | 138 | 4 | 5 | 6 | 16 |
| Capital expenditure | | | 17 | 21 | 23 | 164 | 2 | 3 | 2 | 20 |

*Rounding of figures may result in computational discrepancies.*



## Continental Africa

**Tanzania**

| GEITA | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Volume mined | - 000 bcm / - 000 bcy | 4,153 | 4,981 | 4,334 | 18,389 | 5,432 | 6,515 | 5,669 | 24,053 |
| Mined | - 000 tonnes / - 000 tons | 12,051 | 13,990 | 12,285 | 51,070 | 13,283 | 15,422 | 13,542 | 56,295 |
| Treated | - 000 tonnes / - 000 tons | 1,209 | 1,211 | 917 | 4,480 | 1,333 | 1,335 | 1,011 | 4,939 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | 10.05 | 11.08 | 11.64 | 12.07 | 10.05 | 11.08 | 11.64 | 12.07 |
| Yield | - g/t / - oz/t | 2.15 | 2.09 | 1.50 | 1.89 | 0.063 | 0.061 | 0.044 | 0.055 |
| Gold produced | - kg / - oz (000) | 2,598 | 2,534 | 1,379 | 8,466 | 84 | 81 | 44 | 272 |
| Gold sold | - kg / - oz (000) | 2,436 | 2,713 | 1,363 | 8,449 | 78 | 87 | 44 | 272 |
| Total cash costs | - R/kg / - $/oz - produced | 199,666 | 253,398 | 323,980 | 251,419 | 828 | 1,055 | 1,018 | 954 |
| Total production costs | - R/kg / - $/oz - produced | 244,731 | 291,177 | 392,313 | 296,126 | 1,015 | 1,212 | 1,232 | 1,121 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Actual | - g / - oz | 417 | 390 | 226 | 338 | 13.41 | 12.55 | 7.25 | 10.87 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 839 | 669 | 66 | 1,580 | 112 | 90 | 7 | 203 |
| Cost of sales | | 583 | 766 | 532 | 2,446 | 77 | 102 | 54 | 298 |
| Cash operating costs | | 487 | 608 | 426 | 2,021 | 65 | 81 | 43 | 246 |
| Other cash costs | | 22 | 20 | 13 | 66 | 3 | 3 | 1 | 8 |
| Total cash costs | | 508 | 627 | 439 | 2,087 | 68 | 84 | 44 | 254 |
| Rehabilitation and other non-cash costs | | - | 12 | - | 12 | - | 2 | - | 2 |
| Production costs | | 509 | 639 | 439 | 2,100 | 68 | 86 | 44 | 256 |
| Amortisation of tangible assets | | 117 | 84 | 94 | 366 | 16 | 11 | 10 | 44 |
| Inventory change | | (43) | 42 | (2) | (19) | (6) | 6 | - | (2) |
| | | 256 | (96) | (466) | (866) | 34 | (13) | (47) | (95) |
| Realised non-hedge derivatives and other commodity contracts | | (247) | - | 302 | 32 | (33) | - | 30 | (5) |
| Adjusted gross profit (loss) | | 10 | (96) | (164) | (833) | 1 | (13) | (17) | (100) |
| Add back hedge buy-back costs | | - | - | - | 430 | - | - | - | 54 |
| Adjusted gross profit (loss) excluding hedge buy-back costs | | 10 | (96) | (164) | (403) | 1 | (13) | (17) | (46) |
| Capital expenditure | | 12 | 69 | 22 | 160 | 2 | 9 | 2 | 19 |

*Rounding of figures may result in computational discrepancies.*



## Australasia
**Australia**

| SUNRISE DAM | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - ooo tons | 150 | 195 | 143 | 780 | 165 | 215 | 158 | 860 |
| Treated | - 000 tonnes | / - 000 tons | 131 | 147 | 217 | 733 | 144 | 162 | 239 | 808 |
| Yield | - g/t | / - oz/t | 5.38 | 5.75 | 4.97 | 4.73 | 0.157 | 0.168 | 0.145 | 0.138 |
| Gold produced | - kg | / - oz (000) | 704 | 845 | 1,077 | 3,464 | 23 | 27 | 35 | 111 |
| | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | |
| Volume mined | - 000 bcm | / - 000 bcy | 1,383 | 1,510 | 1,398 | 5,636 | 1,809 | 1,975 | 1,829 | 7,372 |
| Treated | - 000 tonnes | / - 000 tons | 766 | 820 | 705 | 3,138 | 844 | 903 | 777 | 3,459 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 5.04 | 6.86 | 27.83 | 13.51 | 5.04 | 6.87 | 27.83 | 13.51 |
| Yield | - g/t | / - oz/t | 3.72 | 3.03 | 2.78 | 2.87 | 0.108 | 0.088 | 0.081 | 0.084 |
| Gold produced | - kg | / - oz (000) | 2,848 | 2,487 | 1,964 | 9,013 | 92 | 80 | 63 | 290 |
| | | | | | | | | | | |
| **TOTAL** | | | | | | | | | | |
| Yield [1] | - g/t | / - oz/t | 3.72 | 3.03 | 2.78 | 2.87 | 0.108 | 0.088 | 0.081 | 0.084 |
| Gold produced | - kg | / - oz (000) | 3,552 | 3,331 | 3,041 | 12,477 | 114 | 107 | 98 | 401 |
| Gold sold | - kg | / - oz (000) | 3,515 | 3,474 | 2,945 | 12,317 | 113 | 112 | 95 | 396 |
| Total cash costs | - R/kg | / - $/oz - produced | 216,864 | 200,811 | 182,648 | 171,100 | 900 | 836 | 574 | 646 |
| Total production costs | - R/kg | / - $/oz - produced | 236,354 | 223,993 | 225,777 | 199,918 | 980 | 932 | 709 | 751 |
| | | | | | | | | | | |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 2,450 | 2,330 | 2,304 | 2,287 | 78.77 | 74.90 | 74.06 | 73.52 |
| | | | | | | | | | | |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 844 | 848 | 626 | 1,819 | 113 | 113 | 63 | 221 |
| Cost of sales | | | 843 | 772 | 680 | 2,484 | 113 | 103 | 69 | 300 |
| Cash operating costs | | | 744 | 648 | 534 | 2,055 | 99 | 87 | 54 | 249 |
| Other cash costs | | | 26 | 21 | 21 | 80 | 4 | 3 | 2 | 10 |
| Total cash costs | | | 770 | 669 | 555 | 2,135 | 103 | 90 | 56 | 259 |
| Rehabilitation and other non-cash costs | | | - | 4 | 36 | 51 | - | 1 | 4 | 6 |
| Production costs | | | 770 | 673 | 592 | 2,185 | 103 | 90 | 60 | 265 |
| Amortisation of tangible assets | | | 69 | 73 | 95 | 309 | 9 | 10 | 10 | 37 |
| Inventory change | | | 3 | 26 | (6) | (11) | 1 | 3 | (1) | (1) |
| | | | | | | | | | | |
| | | | 2 | 75 | (54) | (665) | - | 10 | (5) | (79) |
| Realised non-hedge derivatives and other commodity contracts | | | 3 | 6 | 171 | 617 | - | 1 | 17 | 69 |
| Adjusted gross profit (loss) | | | 4 | 81 | 118 | (48) | 1 | 11 | 12 | (10) |
| Add back hedge buy-back costs | | | - | - | - | 585 | - | - | - | 74 |
| Adjusted gross profit excluding hedge buy-back costs | | | 4 | 81 | 118 | 537 | 1 | 11 | 12 | 64 |
| | | | | | | | | | | |
| Capital expenditure | | | 42 | 57 | 49 | 259 | 6 | 8 | 5 | 31 |

[1] Total yield excludes the underground operations.

*Rounding of figures may result in computational discrepancies.*



## Americas

**Argentina**

| CERRO VANGUARDIA - Atrributable 92.50% | | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | | 6,223 | 6,044 | 5,211 | 22,077 | 6,860 | 6,663 | 5,745 | 24,335 |
| Treated | - 000 tonnes | / - 000 tons | | 229 | 237 | 212 | 919 | 253 | 261 | 233 | 1,013 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | | 26.06 | 23.01 | 23.14 | 22.42 | 26.06 | 23.01 | 23.14 | 22.42 |
| Yield | - g/t | / - oz/t | | 6.37 | 6.12 | 6.98 | 6.51 | 0.186 | 0.178 | 0.203 | 0.190 |
| Gold in ore | - kg | / - oz (000) | | 1,538 | 1,530 | 1,561 | 6,336 | 49 | 49 | 50 | 204 |
| Gold produced | - kg | / - oz (000) | | 1,460 | 1,448 | 1,476 | 5,980 | 47 | 47 | 47 | 192 |
| Gold sold | - kg | / - oz (000) | | 1,305 | 1,175 | 1,106 | 5,991 | 42 | 38 | 36 | 193 |
| Total cash costs | - R/kg | / - $/oz | - produced | 94,137 | 81,425 | 127,374 | 96,642 | 390 | 339 | 400 | 355 |
| Total production costs | - R/kg | / - $/oz | - produced | 123,554 | 119,975 | 162,697 | 131,823 | 512 | 499 | 511 | 487 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Actual | - g | / - oz | | 697 | 690 | 702 | 710 | 22.40 | 22.18 | 22.56 | 22.83 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 301 | 282 | 333 | 1,495 | 40 | 38 | 34 | 182 |
| Cost of sales | | | | 162 | 140 | 191 | 782 | 22 | 19 | 19 | 95 |
| Cash operating costs | | | | 108 | 92 | 162 | 453 | 14 | 12 | 16 | 53 |
| Other cash costs | | | | 30 | 26 | 26 | 125 | 4 | 4 | 3 | 15 |
| Total cash costs | | | | 137 | 118 | 188 | 578 | 18 | 16 | 19 | 68 |
| Rehabilitation and other non-cash costs | | | | - | (1) | - | 10 | - | - | - | 1 |
| Production costs | | | | 140 | 126 | 188 | 597 | 19 | 17 | 19 | 71 |
| Amortisation of tangible assets | | | | 40 | 48 | 52 | 191 | 5 | 6 | 5 | 23 |
| Inventory change | | | | (19) | (34) | (49) | (6) | (2) | (5) | (5) | 1 |
| | | | | 139 | 142 | 142 | 713 | 19 | 19 | 14 | 88 |
| Realised non-hedge derivatives and other commodity contracts | | | | - | - | (37) | (328) | - | - | (4) | (40) |
| Adjusted gross profit | | | | 139 | 142 | 104 | 385 | 19 | 19 | 11 | 48 |
| Add back hedge buy-back costs | | | | - | - | - | 222 | - | - | - | 28 |
| Adjusted gross profit excluding hedge buy-back costs | | | | 139 | 142 | 104 | 607 | 19 | 19 | 11 | 76 |
| Capital expenditure | | | | 34 | 66 | 15 | 141 | 4 | 8 | 2 | 17 |

*Rounding of figures may result in computational discrepancies.*



## Americas
**Brazil**

| ANGLOGOLD ASHANTI BRASIL MINERAÇÃO | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 285 | 371 | 318 | 1,382 | 314 | 409 | 351 | 1,523 |
| Treated | - 000 tonnes | / - 000 tons | 334 | 398 | 320 | 1,391 | 368 | 438 | 353 | 1,534 |
| Yield | - g/t | / - oz/t | 7.36 | 7.28 | 6.43 | 7.02 | 0.215 | 0.212 | 0.187 | 0.205 |
| Gold produced | - kg | / - oz (000) | 2,461 | 2,895 | 2,059 | 9,770 | 79 | 93 | 66 | 314 |
| | | | | | | | | | | |
| **HEAP LEACH OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 764 | 735 | 739 | 2,682 | 842 | 810 | 815 | 2,956 |
| Placed [1] | - 000 tonnes | / - 000 tons | 36 | 32 | 28 | 139 | 40 | 36 | 31 | 153 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 20.27 | 21.82 | 25.58 | 18.35 | 20.27 | 21.82 | 25.58 | 18.35 |
| Yield [2] | - g/t | / - oz/t | 2.71 | 3.88 | 2.30 | 3.26 | 0.079 | 0.113 | 0.067 | 0.095 |
| Gold placed [3] | - kg | / - oz (000) | 97 | 125 | 64 | 451 | 3 | 4 | 2 | 15 |
| Gold produced | - kg | / - oz (000) | 87 | 124 | 62 | 459 | 3 | 4 | 2 | 15 |
| | | | | | | | | | | |
| **TOTAL** | | | | | | | | | | |
| Yield [4] | - g/t | / - oz/t | 7.36 | 7.28 | 6.43 | 7.02 | 0.215 | 0.212 | 0.187 | 0.205 |
| Gold produced | - kg | / - oz (000) | 2,548 | 3,019 | 2,121 | 10,229 | 82 | 97 | 68 | 329 |
| Gold sold | - kg | / - oz (000) | 2,560 | 2,906 | 2,158 | 10,117 | 82 | 93 | 69 | 325 |
| Total cash costs | - R/kg | / - $/oz - produced | 88,937 | 100,737 | 91,588 | 88,765 | 369 | 419 | 288 | 339 |
| Total production costs | - R/kg | / - $/oz - produced | 126,130 | 131,656 | 139,410 | 127,982 | 523 | 548 | 438 | 486 |
| | | | | | | | | | | |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 567 | 531 | 429 | 481 | 18.23 | 17.09 | 13.80 | 15.45 |
| | | | | | | | | | | |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 691 | 694 | 543 | 2,364 | 92 | 93 | 55 | 289 |
| Cost of sales | | | 326 | 378 | 294 | 1,265 | 44 | 51 | 30 | 154 |
| Cash operating costs | | | 220 | 296 | 188 | 880 | 29 | 40 | 19 | 108 |
| Other cash costs | | | 7 | 9 | 7 | 28 | 1 | 1 | 1 | 3 |
| Total cash costs | | | 227 | 304 | 194 | 908 | 30 | 41 | 20 | 111 |
| Rehabilitation and other non-cash costs | | | - | 6 | - | 32 | - | 1 | - | 4 |
| Production costs | | | 230 | 310 | 194 | 940 | 31 | 42 | 20 | 116 |
| Amortisation of tangible assets | | | 92 | 87 | 101 | 369 | 12 | 12 | 10 | 44 |
| Inventory change | | | 5 | (19) | (1) | (44) | 1 | (3) | - | (6) |
| | | | | | | | | | | |
| | | | 365 | 315 | 248 | 1,099 | 49 | 42 | 25 | 135 |
| Realised non-hedge derivatives and other commodity contracts | | | (72) | 26 | 40 | (363) | (9) | 3 | 4 | (47) |
| Adjusted gross profit | | | 293 | 341 | 288 | 736 | 39 | 46 | 29 | 88 |
| Add back hedge buy-back costs | | | - | - | - | 495 | - | - | - | 62 |
| Adjusted gross profit excluding hedge buy-back costs | | | 293 | 341 | 288 | 1,231 | 39 | 46 | 29 | 150 |
| | | | | | | | | | | |
| Capital expenditure | | | 162 | 218 | 123 | 705 | 22 | 28 | 12 | 84 |

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.

[4] Total yield represents underground operations.

*Rounding of figures may result in computational discrepancies.*



## Americas
**Brazil**

| SERRA GRANDE - Attributable 50% | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 113 | 141 | 91 | 439 | 125 | 156 | 101 | 484 |
| Treated | - 000 tonnes | / - 000 tons | 124 | 125 | 82 | 425 | 137 | 138 | 90 | 469 |
| Yield | - g/t | / - oz/t | 4.34 | 5.83 | 3.65 | 4.72 | 0.126 | 0.170 | 0.106 | 0.138 |
| Gold produced | - kg | / - oz (000) | 537 | 730 | 298 | 2,010 | 17 | 23 | 10 | 65 |
| | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 238 | 227 | 182 | 809 | 262 | 251 | 200 | 892 |
| Treated | - 000 tonnes | / - 000 tons | 25 | 29 | 8 | 104 | 28 | 31 | 9 | 115 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 9.64 | 6.07 | 9.00 | 5.74 | 9.64 | 6.07 | 9.00 | 5.74 |
| Yield | - g/t | / - oz/t | 3.55 | 3.37 | 3.96 | 3.70 | 0.103 | 0.098 | 0.116 | 0.108 |
| Gold in ore | - kg | / - oz (000) | 98 | 106 | 34 | 426 | 3 | 3 | 1 | 14 |
| Gold produced | - kg | / - oz (000) | 89 | 96 | 31 | 386 | 3 | 3 | 1 | 12 |
| | | | | | | | | | | |
| **TOTAL** | | | | | | | | | | |
| Yield [1] | - g/t | / - oz/t | 4.34 | 5.83 | 3.65 | 4.72 | 0.126 | 0.170 | 0.106 | 0.138 |
| Gold produced | - kg | / - oz (000) | 627 | 826 | 328 | 2,396 | 20 | 27 | 11 | 77 |
| Gold sold | - kg | / - oz (000) | 640 | 782 | 421 | 2,445 | 21 | 25 | 14 | 79 |
| Total cash costs | - R/kg | / - $/oz - produced | 109,099 | 81,045 | 158,853 | 107,311 | 453 | 337 | 499 | 406 |
| Total production costs | - R/kg | / - $/oz - produced | 156,119 | 114,390 | 205,445 | 142,878 | 647 | 476 | 646 | 542 |
| | | | | | | | | | | |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 536 | 723 | 305 | 544 | 17.24 | 23.25 | 9.80 | 17.51 |
| | | | | | | | | | | |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 171 | 194 | 100 | 569 | 23 | 26 | 10 | 70 |
| Cost of sales | | | 98 | 89 | 74 | 343 | 13 | 12 | 7 | 42 |
| Cash operating costs | | | 63 | 59 | 49 | 238 | 8 | 8 | 5 | 29 |
| Other cash costs | | | 5 | 8 | 4 | 20 | 1 | 1 | - | 2 |
| Total cash costs | | | 68 | 67 | 52 | 257 | 9 | 9 | 5 | 31 |
| Rehabilitation and other non-cash costs | | | - | - | - | 3 | - | - | - | - |
| Production costs | | | 69 | 67 | 52 | 261 | 9 | 9 | 5 | 32 |
| Amortisation of tangible assets | | | 29 | 27 | 15 | 82 | 4 | 4 | 2 | 10 |
| Inventory change | | | - | (5) | 6 | - | - | (1) | 1 | - |
| | | | | | | | | | | |
| | | | 73 | 105 | 26 | 226 | 10 | 14 | 3 | 29 |
| Realised non-hedge derivatives and other commodity contracts | | | (15) | - | 11 | (121) | (2) | - | 1 | (16) |
| Adjusted gross profit | | | 58 | 104 | 38 | 105 | 8 | 14 | 4 | 13 |
| Add back hedge buy-back costs | | | - | - | - | 148 | - | - | - | 19 |
| Adjusted gross profit excluding hedge buy-back costs | | | 58 | 104 | 38 | 253 | 8 | 14 | 4 | 32 |
| | | | | | | | | | | |
| Capital expenditure | | | 48 | 73 | 72 | 279 | 6 | 10 | 7 | 33 |

[1] Total yield represents underground operations.

*Rounding of figures may result in computational discrepancies.*



## Americas
**United States of America**

| | | | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 | Quarter ended March 2010 | Quarter ended December 2009 | Quarter ended March 2009 | Year ended December 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CRIPPLE CREEK & VICTOR** | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **HEAP LEACH OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 15,097 | 13,335 | 12,204 | 52,238 | 16,642 | 14,699 | 13,453 | 57,582 |
| Placed [1] | - 000 tonnes | / - 000 tons | 5,117 | 4,320 | 5,306 | 18,650 | 5,640 | 4,762 | 5,849 | 20,558 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 1.90 | 2.09 | 1.32 | 1.79 | 1.90 | 2.09 | 1.32 | 1.79 |
| Yield [2] | - g/t | / - oz/t | 0.47 | 0.46 | 0.46 | 0.46 | 0.014 | 0.013 | 0.013 | 0.013 |
| Gold placed [3] | - kg | / - oz (000) | 2,406 | 1,984 | 2,417 | 8,526 | 77 | 64 | 78 | 274 |
| Gold produced | - kg | / - oz (000) | 1,796 | 1,731 | 1,736 | 6,768 | 58 | 56 | 56 | 218 |
| Gold sold | - kg | / - oz (000) | 1,887 | 1,689 | 1,789 | 6,755 | 61 | 54 | 58 | 217 |
| Total cash costs [4] | - R/kg | / - $/oz - produced | 116,558 | 100,989 | 106,971 | 100,315 | 482 | 420 | 336 | 376 |
| Total production costs | - R/kg | / - $/oz - produced | 143,494 | 124,846 | 141,245 | 127,226 | 594 | 520 | 444 | 475 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Actual | - g | / - oz | 1,528 | 1,548 | 1,621 | 1,538 | 49.11 | 49.78 | 52.12 | 49.46 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 520 | 425 | 243 | 1,376 | 69 | 57 | 24 | 171 |
| Cost of sales | | | 258 | 216 | 245 | 861 | 34 | 29 | 25 | 103 |
| Cash operating costs | | | 269 | 254 | 346 | 1,173 | 36 | 34 | 35 | 140 |
| Other cash costs | | | 16 | 6 | 17 | 45 | 2 | 1 | 2 | 5 |
| Total cash costs | | | 286 | 260 | 363 | 1,217 | 38 | 35 | 37 | 145 |
| Rehabilitation and other non-cash costs | | | - | (60) | - | (59) | - | (8) | - | (8) |
| Production costs | | | 286 | 200 | 363 | 1,158 | 38 | 27 | 37 | 137 |
| Amortisation of tangible assets | | | 54 | 41 | 71 | 183 | 7 | 5 | 7 | 22 |
| Inventory change | | | (82) | (24) | (189) | (480) | (11) | (3) | (19) | (55) |
| | | | 262 | 209 | (3) | 515 | 35 | 28 | - | 67 |
| Realised non-hedge derivatives and other commodity contracts | | | (62) | (3) | 232 | (2) | (8) | - | 23 | (7) |
| Adjusted gross profit | | | 200 | 207 | 229 | 513 | 27 | 28 | 23 | 60 |
| Add back hedge buy-back costs | | | - | - | - | 292 | - | - | - | 37 |
| Adjusted gross profit excluding hedge buy-back costs | | | 200 | 207 | 229 | 804 | 27 | 28 | 23 | 97 |
| Capital expenditure | | | 97 | 294 | 79 | 726 | 13 | 37 | 8 | 87 |

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

*Rounding of figures may result in computational discrepancies.*



# Administrative information

## AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

### Share codes:
ISIN: ZAE000043485

| | |
|---|---|
| JSE: | ANG |
| LSE: | AGD |
| NYSE: | AU |
| ASX: | AGG |
| GhSE  (Shares): | AGA |
| GhSE  (GhDS): | AAD |
| Euronext Paris: | VA |
| Euronext Brussels: | ANG |

**JSE Sponsor:**  UBS

**Auditors:**  Ernst & Young Inc

## Offices
### Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

### Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

### Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

### United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

## Directors
### Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial Officer)

### Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi [†] (Deputy Chairman)
F B Arisman [#]
W A Nairn [†]
Prof W L Nkuhlu [†]
S M Pityana [†]

| | |
|---|---|
| * British | [#] American |
| ~ Australian | [†] South African |

### Officers
Company Secretary:    Ms L Eatwell

## Investor Relations Contacts
### South Africa
**Sicelo Ntuli**
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com

### United States
**Stewart Bailey**
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

**General E-mail enquiries**
investors@AngloGoldAshanti.com

**AngloGold Ashanti website**
http://www.AngloGoldAshanti.com

**Company secretarial E-mail**
Companysecretary@AngoGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page.  This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

## Share Registrars
### South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

### United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

### Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

### Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975

### ADR Depositary
The Bank of New York Mellon  ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

### Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date:  May 7, 2010

By:      /s/  L Eatwell
Name: L EATWELL
Title:   Company Secretary